FASTENAL®

2022 ANNUAL REPORT



Featured on the Cover

Clockwise from the top:

Antwanasia – Akron, Ohio

Glay – Shanghai, China

Randal – Indianapolis, Indiana

Kimberly and Adam – Hilo, Hawaii

Nora – Paraíso, Tabasco, Mexico

FASTENAL®

CREATING **RESILIENT** AND **RESPONSIBLE** SUPPLY CHAINS

As illustrated in the numbers on the right, Fastenal invests in personnel, programs, and structures – locally and around the world – to maintain continuity of supply for our customers even in times of global disruption. But we don't just help them keep running. We help them *move forward* with their most important business goals, including those related to environmental, social, and governance (ESG) aspects.

Our commitment to drive positive change – in our business, for our customers, and across global supply chains – centers on three concepts:

▶ PEOPLE

Providing employees with an inclusive and safe workplace while empowering them to achieve their goals through career-long training, decentralized decision-making, and a philosophy of promotion from within.

▶ PLANET

A total team effort to make our operations more efficient and environmentally sustainable, with a focus on transportation, consumption, energy use, waste reduction, and recycling.

▶ PARTNERSHIP

Offering a portfolio of Sustainability Solutions to help organizations accelerate their own ESG initiatives, including programs to reduce their carbon footprint across the lifecycle of manufacturing, transportation, usage, and recycling & recovery.

How is Fastenal meeting the growing market demand for resilient and responsible supply chains?

Learn more by reading our inaugural ESG report:



A Journey of **SERVICE** by the Numbers

P E O P L E

 **22,386**
Employees
71% directly serve our customers

 **781,000**
Fastenal School of Business Trainings Completed
22 hours of training per FT employee and 20 hours of training per PT employee (on average)

 **540+**
Highly Trained Specialists:
engineering, safety, Lean Six Sigma, metalworking, construction, solutions, national accounts

P R O X I M I T Y

 **3,306**
In-Market Selling Locations
(including 1,623 Onsite locations) spanning 25 countries

 Approximately **90%**
of Product Tonnage Ships on Our Internal Trucking Fleet
reducing cost and enhancing service

 **58%**
of Our $1.7 Billion in Inventory is Staged Locally
for same-day fulfillment

S O L U T I O N S

 **102,151**
Weighted FASTBin/FASTVend Installations (MEUs)*
and ~6,500 leased check-in/check-out lockers (non-weighted)

 **93%**
of Total Revenue
*comes from customers utilizing more than one of our sales channels and tools, with 70% of total revenue coming from customers utilizing four or more***

 **49%**
of Total Revenue
*comes from our Digital Footprint****

D I F F E R E N T I A T O R S

 **350+**
Supply Chain Professionals
dedicated to sourcing, quality, and logistics functions, including approximately 150 experts positioned outside North America

 **410 Million**
Products Manufactured, Modified, or Refurbished
by our in-house manufacturing and industrial services divisions

 **1,223**
Customer Site Evaluations Performed
by our Lean Solutions team to uncover sources of supply chain waste

* Machine Equivalent Units (MEUs).
** Sales channels and tools include branch, Onsite, Fastenal Managed Inventory (FMI®), national accounts, and web.
*** Our Digital Footprint is a combination of our sales through FMI Technology (FASTStock℠, FASTBin®, and FASTVend®) plus that portion of our eCommerce sales that do not represent billings of FMI services.



Thank you FOR BEING A Shareholder OF FASTENAL

It's been just over seven years since I stepped into this role (in mid-October 2015). The Blue Team made the transition *easier,* but it wasn't easy. If you recall, some industrial headwinds had started earlier in the year; however, we found our footing by focusing on simple things: take care of our customers' needs (and find more customers), take care of our fellow Blue Team members (and find more to join the team), watch our expenses with a close eye (but continue to build for the future), expand our investments in technology (we need great technology to support our customers and to become more productive), and enjoy what we do! In 2015, our sales were $3.9 billion. In 2022, our sales approached $7.0 billion. I hope you are proud of every member of the Blue Team – I certainly am.

We achieved successful growth in 2022. Our sales grew 16.1%, and our operating income grew 19.4%. However, behind these headline numbers there's a deeper story to tell.

From a cash flow perspective, it's helpful to develop benchmarks and to understand the counter-cyclical nature of our *operating cash flow* (i.e., the "Net cash provided by operating activities" line in our cash flow statement). We believe the best cash flow benchmark is the relationship of our operating cash flow to our net earnings. For simplicity's sake, we prefer our annual operating cash flow to be greater than 100% of our net earnings.

For perspective on the cyclicality of our cash flow, let's take a look at some recent years. In the last seven, our operating cash flow has exceeded 100% of net earnings four times and has fallen short three. The three sub-100% years were 2022 (86.6%), 2021 (83.3%), and 2018 (89.7%).

Our business enjoyed robust growth in 2022 and 2018, and we needed cash to fund working capital. We call this a good problem.

Our markets experienced significant inflation and supply chain disruption in 2022 and 2021. These two issues consumed cash by causing our inventory costs to increase and by prompting us to expand the quantity of safety stock on the shelf. Many organizations can simply shrug their shoulders and say, "Sorry, we're out of stock." However, we are a supply chain partner to our customers. We don't know how to shrug our shoulders, but we *do* know how to operate a reliable supply chain – something we believe is central to our success.

In the final months of 2022, the inflation began to moderate and the reliability of supply chains improved. Our fourth quarter operating cash flow benefitted from this change and grew 93.0% over the same quarter in 2021.

The historical reliability of our strong cash flow generation has allowed us to invest in the business for half a century. It has also allowed us to step forward quickly and decisively to benefit our shareholders on three separate occasions in the past 15 years.

The most recent example was a supplemental dividend declaration late in 2020 – the year COVID-19 rapidly infected our global society. We grew the size of our business, and our operating cash flow, relative to net earnings, hit a 10-year high. The oldest example was a supplemental dividend declaration late in 2008. I suspect most readers recall the global financial crisis. In keeping with the counter-cyclical pattern, in 2009 our operating cash flow, relative to net earnings, also hit a 10-year high. A third supplemental dividend declaration occurred late in 2012; however, let's credit this dividend to political arguing within the United States government about raising dividend income tax rates.

In short, we have used a strong balance sheet and an ability to generate strong operating cash flow over the years to improve our service to our customers, to create opportunities for our employees, and to provide an attractive return for our shareholders.

To reiterate recent letters, we hope you find this annual report useful in explaining our business, our future, and most importantly, the "something special" that is the culture of the Blue Team. We also hope you take the time to read our Environmental, Social, and Governance (ESG) Report. (See the QR code on the inside cover of this annual report.)

In the interest of full transparency, and similar to the last several years, we felt it helpful to share a section from the *Blue Team Report* (our internal annual report to employees). The next two pages include the lead-in letter from the current report. And yes, this year's publication once again includes an article by our retired founder, Bob Kierlin. Bob typically stops in for a weekly visit, and he always has something insightful to share (he's a very avid reader). On a recent visit, Bob was a bit more comical and suggested his gravestone could include a short quote: "I'd rather be at Fastenal." Rest assured, Bob's health is excellent, but we agree with his sentiment.

As stated in prior years, we will always approach things in a simple way at Fastenal: believe in people; stay focused on a common goal (*Growth Through Customer Service*); and enhance our ability to serve by finding great people, asking them to join, and then giving them a reason to stay.

Good luck in 2023, and thank you for your belief in the Blue Team at Fastenal. Go Blue!

Dan

DANIEL L. FLORNESS
President and Chief Executive Officer

GETTING **REINTRODUCED** TO THE **BLUE TEAM**

AN EXCERPT FROM THE 2022 BLUE TEAM REPORT

Each year has its memories and themes. For me, 2022 was about getting reintroduced to an old friend – the Blue Team. Video technology, now a normal part of our workdays, made many more conversations possible. Meanwhile, the return to more frequent travel made many more conversations in-person and more impactful.

In regards to the Blue Team, several story lines emerged during the year. The first centers on our 240 district managers (DMs) scattered across 25 countries. During the previous three years, a subset of this group, and their regional vice presidents (RVPs), shared an overview of our business in about 110 metro markets across North America. This primarily included larger metro areas with populations greater than 500,000 people. In addition, the Blue Team outside of North America shared their stories on select markets. Unfortunately, this left many DMs out of the conversation, those who operate in rural areas or in smaller metro areas. (Please note: These two areas represent about 48% of our revenue.) To make the discussion more inclusive, we expanded the business reviews to every district. This "project" has consumed about 15% to 20% of my time in 2022; however, it has been one of the best uses of my time in the last decade.

To widen everyone's comfort zone, these conversations typically start with three simple questions and two requests. The questions: "How did you find Fastenal, or perhaps how did Fastenal find you?" "What did you know about Fastenal before you started?" "Did you expect Fastenal to become your career when you joined?" And the requests: "Please share anything you're comfortable sharing – this can be personal or professional." "After we finish, please share the story of your district with your local team – it will inspire them."

As I discovered, most of the group found Fastenal through a friend or a teacher. Most didn't know anything about Fastenal before they started, but they typically needed a job while in school. Most had no plan to spend their career with Fastenal; however, the way they were challenged, trusted, and treated kept them focused on building the Blue Team. Some general themes emerged, and they typically pointed to our cultural values (Ambition, Innovation, Integrity, and Teamwork). If you're curious about some statistics, here are a few: 36% of our DMs joined the organization as part-time employees, 79% have been with the organization more than ten years, and 23% joined more than 20 years ago. If you do the math, the latter two numbers represent a much larger percentage of the much smaller organization (and DM group) those individuals joined years ago. It's a great example of creating opportunity and longevity!

Opportunity is amplified when promotion from within is the norm. Here is a list of the **"top 10 reasons to join Fastenal"** that emerged from their comments (and was later shared with our regional recruiters). They're all pretty powerful; however, #10 is a great finish to the list.

1. **Belief in people.** Everyone is welcome/opportunity for all.
2. **Belief in decentralized leadership.** People make decisions and learn faster.
3. **We operate in 26 countries** (including 25 with in-market locations).
4. **Operate in large metro markets (52%).** Small metro markets & rural markets (48%).
5. **Build for the future every day.**
6. **Invest in lifelong education and building confidence** (risk taking).
7. **Demonstrated resilience.** Supply chain is essential.
8. **Digital footprint (50%+).** Illuminate the supply chain.
9. **World-class information technology.**
10. **We promote from within.** We promote leaders.

From a business unit perspective, times have changed. Back in 2007, our average DM led a business with annual revenues of $11.3 million. In 2022, our average DM led a business with annual revenues of $26.9 million. It's always fun to provide a DM with some historical context regarding their role. Today, a DM leading an average size district in Fastenal is the "CEO" of a business that is approximately 35% larger than the entire Fastenal organization was when we went public in 1987. The point of this observation is simple: Every district leader should view their business on equal footing with our founder (and CEO in 1987), Bob Kierlin. It's not magic – just work hard every day, believe in people, and be willing to grow and learn.

Midway through 2021, we resumed our in-person training classes within the Fastenal School of Business (FSB). In so doing, we re-established an important aspect of learning: direct engagement. Don't get me wrong, online and virtual training are great tools. They speed up the process for knowledge acquisition, and they open new doors for delivering training to a geographically dispersed audience. However, I believe *leadership* training is best handled in a more engaging environment, and this typically means in person. For those of you not familiar with Fastenal's 24 Leadership Competencies, here you go: ▶

24 LEADERSHIP COMPETENCIES

DEVELOP SELF
1. Self-Awareness
2. Integrity
3. Openness to Learning
4. Resilience
5. Work-Life Balance
6. Professional Demeanor

DEVELOP OTHERS
7. Empathy
8. Effective Communication
9. Mentors and Coaches Employees
10. Empowers Employees
11. Works With a Variety of Individuals

LEADING DIRECTION
12. Strategic Planning
13. Change Management
14. Courage
15. Innovation
16. Sound Judgment

ALIGN PEOPLE AND RESOURCES
17. Business Perspective
18. Systems Thinking
19. Builds Collaborative Relationships
20. Organized

INSPIRE COMMITMENT
21. Results Oriented
22. Motivates
23. Addresses Problem Areas
24. Leads Dispersed Teams















DAN FLORNESS

President & Chief Executive Officer

2022 also saw a return to in-person events. In April, we held our 2022 Customer Expo, our first large-scale customer event since 2019. This included a large group of customers visiting to learn about supply chain opportunities from both our employees and our suppliers. In December, we gathered for our 2022 Employee Expo, our first large-scale employee event since 2019. This included approximately 2,000 employees from 22 countries, about 145 family members of the 25-year employees being recognized, and about 725 individuals representing our supplier base.

During the "kick off" for the Employee Expo, a challenge was extended to the Blue Team in attendance: Please stop me (Dan) as you're walking around the show, and please share your story or share how someone helped your career. One story was shared by a young employee who described her journey from a support role to a sales role. She talked about her hesitation, and how she found the courage to make the transition. Life is about taking some risk every day. Our government sales team is fortunate to have people like her, and she was fortunate to have some great mentors willing to invest in her.

Her story speaks to our "belief system." Fastenal believes in people – this is our first builder. Fastenal also believes in decentralized decision-making – this is our second builder. However, this requires a two-way engagement, and people need to take a risk (which can be very uncomfortable but will become easier and more natural with practice). Building confidence requires several things: trust, the realization a decision can't wait until it's perfect (because perfect never arrives), the realization it's okay to make a mistake and then solve it (or try again, but don't give up), a supportive team (including the leader), and an honest look in the mirror. The last item can lead to a realization of how much you have changed in the previous five years. If you haven't changed much, you might need to get outside your comfort zone and take some risk. Most people find the result worth the uncertainty.

There's an old saying about two certainties in life ("death" and "taxes"); but I think there is a third – the "opportunity" presented to those willing (or pushed) to stretch themselves beyond what they believe to be possible. There are a lot of great stories out there to challenge and inspire you. Please start with the stories from (and about) your local team. Learn how we have found success in your market, or in your area of expertise. Keep asking questions to discover ten specific ways you can bring a new value to your customer, or to someone in the supply chain you support.

As discussed in last year's letter, we are becoming more comfortable sharing elements of ESG (environmental, social, and governance) and DEI (diversity, equity, and inclusion) in our organization. Becoming more comfortable includes doing a little bit of bragging to highlight things we do every day (which doesn't come naturally to Fastenal). It also includes challenging each other where we need to improve (this, on the other hand, is a Fastenal strength). If you get a chance, please read through our 2022 ESG Report. It does an excellent job conveying the most recent chapter in our story. The story has a consistent theme: The Blue Team at Fastenal is both pragmatic and inspirational. Pragmatic people focus on finding great people, asking them to join, and giving them a reason to stay. Pragmatic people also understand some simple truths: No single group (geography, gender, ethnicity, or any other category) has a monopoly on talent; and it always makes good sense, for all involved, to make our business more efficient and sustainable. Progress in all things requires inspiration – inspirational people believe anything is possible!

We hire locally, we promote from within, and we strive to create an environment that is welcoming to anyone who is looking for an opportunity and is willing to learn and change. We also understand the demographics of where we operate and the outcomes achievable in our regional markets. We believe, after reading our 2022 ESG Report, you will respect the sincerity and the results we convey. We also believe you will share some ways we can improve.

Each year has some milestones. Let's recap a handful from 2022:

- ✓ In October, our eCommerce business hit **20% of total sales.** (This was an estimated 5% in 2015.)
- ✓ Also in October, our eCommerce sales exceeded **$1 billion** (year to date).
- ✓ In October, our Digital Footprint hit **52% of total sales**. (This was approximately 36% before Covid-19 hit the globe, and was 46% at the start of the year.)
- ✓ In November, our international sales exceeded **$1 billion** (year to date).
- ✓ In 2022, our net income company-wide exceeded **$1 billion** (year to date).
- ✓ We signed **356 new Onsite relationships**. (Technically this isn't a milestone – our signing record was 362 in 2019, the year before Covid-19 hit the globe – but it shows how far we've bounced back. Let's crush this number in 2023.)

Before closing, please indulge me with a bit of Digital Footprint talk (and some repetition). For background, our Digital Footprint is how we illuminate the supply chain for our customers and bring greater efficiency in the process. It includes eCommerce (transacting electronically using web verticals, eProcurement, etc.) and FMI Technology (Fastenal Managed Inventory): FASTStock, FASTBin, and FASTVend. As stated a year ago, we believe 85% of our customers' spend could eventually become part of our Digital Footprint. As highlighted in the milestone list, our Digital Footprint was about 36% of sales three years ago and hit 52% of sales in October. (As noted in last year's letter, the 36% stat is an estimate; the reporting from our pre-mobility scanning technology wasn't as crisp as what we're able to capture today through our FASTStock solution.)

Also noted in last year's letter, a large Digital Footprint provides incredible amounts of usage information – what is being used, where it's being used, when it's being used, and who's using it. This knowledge allows us to be more strategic with our customers about planning their supply chain, about staging our supply chain assets to efficiently serve the market, and about aligning with world-class supply partners to create the most resilient and efficient supply chain.

Let me close by saying thank you. Thank you especially for preparing yourself for our mutual future.

Good luck in 2023,
and **GO BLUE!**

Dan

DANIEL L. FLORNESS
President and Chief Executive Officer

10-Year Selected Financial Data

(Amounts in Millions Except Per Share Information)

Operating Results		2022	% Change	2021	2020
Net sales	$	6,980.6	16.1%	$6,010.9	$5,647.3
Gross profit	$	3,215.8	15.8%	2,777.2	2,567.8
% of net sales		46.1%		46.2%	45.5%
Operating income	$	1,453.6	19.4%	1,217.4	1,141.8
% of net sales		20.8%		20.3%	20.2%
Net earnings	$	1,086.9	17.5%	925.0	859.1
% of net sales		15.6%		15.4%	15.2%
Basic net earnings per share	$	1.89	17.7%	1.61	1.50
Basic weighted average shares outstanding		573.8	-0.2%	574.8	573.8
Diluted net earnings per share	$	1.89	17.8%	1.60	1.49
Diluted weighted average shares outstanding [1]		575.6	-0.3%	577.1	575.7

Cash Flow Summary		2022	% Change	2021	2020
Net cash provided by operating activities [2]	$	941.0	22.2%	$770.1	$1,101.8
% of net earnings		86.6%		83.3%	128.3%
Less capital expenditures, net	$	(162.4)	9.6%	(148.2)	(157.5)
% of net sales		2.3%		2.5%	2.8%
Acquisitions and other	$	(0.6)	100.0%	(0.3)	(124.2)
Free cash flow [3]	$	778.0	25.2%	621.6	820.1
% of net earnings		71.6%		67.2%	95.5%

Dividends and Common Stock Purchase Summary		2022	% Change	2021	2020
Cash dividends paid	$	711.3	10.5%	$643.7	$803.4
% of net earnings		65.4%		69.6%	93.5%
Cash dividends paid per share	$	1.24	10.7%	1.12	1.40
Purchases of common stock	$	237.8	-	-	52.0
% of net earnings		21.9%		-	6.1%
Common stock shares purchased		5.0	-	-	1.6
Average price paid per share	$	47.58	-	-	$32.54

Financial Position at Year End		2022	% Change	2021	2020
Operational working capital assets (accounts receivable, net, and inventories)	$	2,721.2	12.3%	$2,423.8	$2,106.9
Net working capital [4] (current assets less current liabilities)	$	2,335.0	7.4%	2,174.4	1,886.9
Fixed capital (property and equipment, net)	$	1,010.0	-0.9%	1,019.2	1,030.7
Total assets [4]	$	4,548.6	5.8%	4,299.0	3,964.7
Total debt (current portion of debt and long-term debt)	$	555.0	42.3%	390.0	405.0
Total stockholders' equity	$	3,163.2	4.0%	3,042.2	2,733.2

All information contained in this Annual Report reflects the 2-for-1 stock split in 2019.

[1] Reflects impact of stock options issued by the company that were in-the-money and outstanding during the period.

[2] Reflects the impact of Accounting Standards Update 2016-09, *Improvements to Employee Share-Based Payment Accounting*, adopted January 1, 2017.

2019	2018	2017	2016	2015	2014	2013
$5,333.7	$4,965.1	$4,390.5	$3,962.0	$3,869.2	$3,733.5	$3,326.1
2,515.4	2,398.9	2,163.6	1,964.8	1,948.9	1,897.4	1,719.4
47.2%	48.3%	49.3%	49.6%	50.4%	50.8%	51.7%
1,057.2	999.2	881.8	795.8	828.8	787.6	712.7
19.8%	20.1%	20.1%	20.1%	21.4%	21.1%	21.4%
790.9	751.9	578.6	499.4	516.4	494.2	448.6
14.8%	15.1%	13.2%	12.6%	13.3%	13.2%	13.5%
1.38	1.31	1.00	0.86	0.89	0.83	0.76
573.2	573.9	576.4	577.9	582.9	593.0	593.5
1.38	1.31	1.00	0.86	0.88	0.83	0.75
574.4	574.3	576.7	578.3	584.1	594.6	595.4

2019	2018	2017	2016	2015	2014	2013
$842.7	$674.2	$585.2	$519.9	$550.3	$501.5	$418.9
106.5%	89.7%	101.1%	104.1%	106.6%	101.5%	93.4%
(239.8)	(166.8)	(112.5)	(183.0)	(145.3)	(183.7)	(201.6)
4.5%	3.4%	2.6%	4.6%	3.8%	4.9%	6.1%
0.1	(7.1)	(66.8)	(5.1)	(35.3)	(5.6)	(0.1)
603.0	500.3	405.9	331.8	369.7	312.2	217.2
76.2%	66.5%	70.2%	66.4%	71.6%	63.2%	48.4%

2019	2018	2017	2016	2015	2014	2013
$498.6	$441.9	$369.1	$346.6	$327.1	$296.6	$237.5
63.0%	58.8%	63.8%	69.4%	63.3%	60.0%	52.9%
0.87	0.77	0.64	0.60	0.56	0.50	0.40
-	103.0	82.6	59.5	292.9	52.9	9.1
-	13.7%	14.3%	11.9%	56.7%	10.7%	2.0%
-	4.0	3.8	3.2	14.2	2.4	0.4
-	$25.75	$21.72	$18.58	$20.63	$22.06	$22.70

2019	2018	2017	2016	2015	2014	2013
$2,108.1	$1,993.0	$1,700.7	$1,492.7	$1,381.6	$1,331.3	$1,198.4
1,912.5	1,878.8	1,584.8	1,445.1	1,291.6	1,207.9	1,168.6
1,023.2	924.8	893.6	899.7	818.9	763.9	654.9
3,799.9	3,321.5	2,910.5	2,668.9	2,532.5	2,359.1	2,075.8
345.0	500.0	415.0	390.0	365.0	90.0	-
2,665.6	2,302.7	2,096.9	1,933.1	1,801.3	1,915.2	1,772.7

(3) Free cash flow is not a financial measure calculated in accordance with GAAP and is reconciled to the most closely comparable GAAP measure, net cash provided by operating activities, in the chart above, with the GAAP measure presented first under "Cash Flow Summary." We define free cash flow as net cash provided by operating activities less capital expenditures, net of proceeds from sale of property and equipment, less cash paid for acquisitions. Our management uses free cash flow as a supplemental measure in the evaluation of our business as we believe it provides our management and our investors a meaningful evaluation of our liquidity.

(4) Reflects the impact of Accounting Standards Update 2016-02, *Leases*, adopted January 1, 2019.

Stock and Financial Data

The following chart displays the daily closing sales price of our shares listed on the Nasdaq Stock Market for the last two years.



| | 2021 | Nasdaq: FAST | 2022 |

As of January 20, 2023, there were approximately 1,000 record holders of our common stock, which includes nominees or broker dealers holding stock on behalf of an estimated 424,000 beneficial owners.

In 2022 and 2021, we paid dividends per share totaling $1.24 and $1.12, respectively. On January 18, 2023, we announced a quarterly dividend of $0.35 per share to be paid on March 2, 2023 to shareholders of record at the close of business on February 2, 2023. Our board of directors intends to continue paying quarterly dividends; however, any future determination as to payment of dividends will depend upon the financial condition and results of operations of the company and such other factors as are deemed relevant by the board of directors.

In 2022, we purchased 5,000,000 shares of our common stock at an average price of $47.58 per share. In 2021, we did not purchase any shares of our common stock.

Gross Cash Flow
(Dollar Amounts in Millions)

		2022	2021	2020	2019
Net Earnings	$	1,086.9	925.0	859.1	790.9
Depreciation & Amortization *(depreciation of property and equipment, and amortization of intangible assets)*		176.6	170.7	162.4	148.7
Gross Cash Flow *	$	1,263.5	1,095.7	1,021.5	939.6

    * Gross cash flow and some of its uses, including net debt, are non-GAAP measures. The information below provides details on how we define and calculate these measures, which are derived from
      GAAP financial measures contained in our financial statements.

Uses Of Gross Cash Flow
(Dollar Amounts in Millions)



| | 2022 | 2021 | 2020 | 2019 |

- Cash Dividends Paid
- Net Working Capital
  (changes to operating assets and liabilities, net of acquisitions)
- Capital Expenditures
  (purchases of property and equipment, less proceeds from sale of property and equipment)
- Cash Paid for Acquisitions
- Net Debt
  (proceeds from debt obligations, less payments against debt obligations)
- Purchases of Common Stock
- Other
  (all other uses or proceeds from gross cash flow)



1,000 shares ($9,000) invested on August 20, 1987

Value on December 31, 2022: **$9,085,440**

◇ *Stock Split*

Historical Stock Performance

Initial Public Offering (IPO)

On August 20, 1987 (date of our initial public offering), 1,000 shares of our stock sold for $9,000. Approximately 35 years later, on December 31, 2022, those 1,000 shares, having split eight times, had become 192,000 shares worth $9,085,440, for a gain of approximately 21.9% compounded annually. In addition, the holder of these shares would have received $1,943,904 in dividends since August 20, 1987, for a total gain of approximately 22.5% compounded annually.

Ten Years

On December 31, 2012, 1,000 shares of our stock sold for $46,650. Ten years later, on December 31, 2022, those 1,000 shares, having split once, were 2,000 shares worth $94,640, for a gain of approximately 7.3% compounded annually. In addition, the holder of these shares would have received $16,200 in dividends since December 2012, for a total gain of approximately 9.0% compounded annually.

Five Years

On December 31, 2017, 1,000 shares of our stock sold for $54,690. Five years later, on December 31, 2022, those 1,000 shares, having split once, were 2,000 shares worth $94,640, for a gain of approximately 11.6% compounded annually. In addition, the holder of these shares would have received $10,800 in dividends since December 2017, for a total gain of approximately 14.0% compounded annually.

Dividends

We have paid dividends in every year since 1991, and quarterly dividends since 2011. In addition, Fastenal paid a special one-time dividend during December 2020, 2012, and 2008.

A Simple Philosophy

Since going public in 1987, we have maintained a consistent focus on avoiding, if feasible, the potentially dilutive impact of our activities on our shareholders. To this end, we have grown our organization principally with internal cash flow, have supported the Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan with stock purchased in the open market, and, since creating a stock option program in 2003, have periodically purchased common stock in the open market to, among other things, offset the potential impact of our stock option grants. We have purchased approximately 54.4 million shares since 2003 and have granted our employees options to purchase approximately 31.4 million shares. (Note: These amounts have been adjusted to reflect the impact of stock splits.) This has allowed us to balance internal investment with cash returns to shareholders. For example, in the last five years we have enjoyed total sales of $28,938 million and total pre-tax earnings of $5,811 million. During this same time period, we spent approximately $5,310 million to compensate a group of great employees, we supported our customers' needs by adding approximately $1,021 million in operational working capital assets (accounts receivable, net, plus inventory) and by spending approximately $875 million in net capital expenditures (purchases of property and equipment, net of proceeds of sales), and we returned $3,492 million to our shareholders. The latter was principally through dividends (approximately $3,099 million), with the remainder through share purchases.

A final point worth noting: We are an important element of the tax base in the many communities in which we operate. During the last five years, we have incurred approximately $1,397 million in income taxes, or approximately 24.0% of the pre-tax earnings noted above, and incurred or remitted approximately $1,372 million in employment taxes, $65 million in property taxes, $956 million in sales, use, and value-added taxes, and $5 million in other miscellaneous business-related taxes. This adds up to a total of approximately $3.8 billion in taxes funded in our communities.

[1] The share data represents past performance, which is no guarantee of future results.
[2] Unless otherwise noted, the amounts on this page are presented in whole numbers versus millions as is prevalent in the remainder of this document.

WIDENING OUR MOAT

Fastenal's commitment to invest in our customers – in the form of human capital, inventory, technology, value-added services, and logistics – makes us more than just another place to "buy stuff." We become a vital part of their daily operations, an indispensable supply chain partner.

Much of this loyalty stems from our local model – the interpersonal trust our teams earn by solving problems and providing reliable service. That said, certain channels and categories within our business provide an especially deep and differentiated value due to a high level of customer investment, integration, and support.

ONSITE	NATIONAL ACCOUNTS	FASTENAL MANAGED INVENTORY (FMI)	FASTENERS
Providing dedicated personnel and inventory within the customer's facility – an "embedded branch" tailored to their needs.	Pursuing shared success with multisite (often multinational) companies through a set of collaboratively-defined commitments and goals.	A roughly $55M annual investment in point-of-use technologies and devices installed in customers' facilities – solutions to digitally monitor, track, and control a vast range of product needs.	Supporting manufacturers with deep product expertise, agile inventory management, captive transportation, and industry-leading sourcing and quality capabilities.

The charts below illustrate the growth of these areas in recent years, and how they have combined to significantly increase the portion of "wide moat business" within our overall business. The key takeaway: **By investing in our customers and building strong relationships, we're creating more resilient revenue streams and widening our competitive moat.**

2022*


35.4%


57.8%


36.7%


34.0%


84.3%

■ Onsite	■ National Accounts	■ FMI	■ Fasteners	■ "Wide Moat Business"**
☐ Non-Onsite	☐ Non-National Accounts	☐ Non-FMI	☐ Non-Fasteners	☐ Other Business

2012*


11.6%


40.0%


5.1%


44.0%


68.0%

■ Onsite	■ National Accounts	■ FMI	■ Fasteners	■ "Wide Moat Business"**
☐ Non-Onsite	☐ Non-National Accounts	☐ Non-FMI	☐ Non-Fasteners	☐ Other Business

* The percentages disclosed for Onsite, National Accounts, FMI, Fasteners, and "Wide Moat Business" are calculated using sales before rebates (sales).
** The individual pie chart percentages will not foot to "Wide Moat Business" due to the overlap in sales between Onsite, National Accounts, FMI, and Fasteners being removed.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

   For the transition period from _____to _____

Commission file number 0-16125

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota	**41-0948415**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2001 Theurer Boulevard, Winona, Minnesota	**55987-1500**
(Address of principal executive offices)	(Zip Code)

(507) 454-5374
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $.01 per share	FAST	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐   No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $28,635,820,712, based on the closing price of the registrant's Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 30, 2022 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of January 20, 2023, the registrant had 570,833,585 shares of Common Stock issued and outstanding.

FASTENAL COMPANY
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the annual meeting of shareholders to be held Saturday, April 22, 2023 (Proxy Statement) are incorporated by reference in Part III.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K, or in other reports of the company and other written and oral statements made from time to time by the company, do not relate strictly to historical or current facts. As such, they are considered 'forward-looking statements' that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements can be identified by the use of terminology such as anticipate, believe, should, estimate, expect, intend, may, will, plan, goal, project, hope, trend, target, opportunity, and similar words or expressions, or by references to typical outcomes. Any statement that is not a purely historical fact, including estimates, projections, trends, and the outcome of events that have not yet occurred, is a forward-looking statement. Our forward-looking statements generally relate to our expectations regarding the business environment in which we operate, our projections of future performance and opportunities for growth based on potential market opportunities, our perceived marketplace opportunities, our strategies, goals, mission and vision, and our expectations about matters including capital expenditures, tax rates, inventory levels, liquidity, liabilities from tax positions, the performance of our fastener business in comparison to our non-fastener business, in-market locations and signings of Onsite locations and new machine equivalent units for Fastenal Managed Inventory (FMI) (including bin stock and industrial vending) and the competitive advantages they offer, our digital solutions and other product offerings, national accounts as a percentage of overall sales, the advantages of our integrated physical and virtual model, growth in safety products as a percentage of product sales, the amount of FMI revenue that we may be able to service through local inventory fulfillment terminals, and the ability of our competitors to replicate our distribution capabilities. You should understand that forward-looking statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. Factors that could cause our actual results to differ from those discussed in the forward-looking statements include, but are not limited to, economic downturns (including economic downturns as a result of global pandemics, including the COVID-19 pandemic), weakness in the manufacturing or commercial construction industries, competitive pressure on selling prices, changes in trade policies or tariffs, changes in our current mix of products, customers, or geographic locations, changes in our average branch size, changes in our purchasing patterns, changes in customer needs, changes in fuel or commodity prices, product and transportation inflation, inclement weather, changes in foreign currency exchange rates, difficulty in adapting our business model to different foreign business environments, failure to accurately predict the market potential of our business strategies, the introduction or expansion of new business strategies, increased competition (including with respect to our FMI or Onsite operations), difficulty in maintaining installation quality as our industrial vending business expands, the failure to meet our goals and expectations regarding expansion of our FMI or Onsite operations, changes in the implementation objectives of our business strategies, difficulty in hiring, relocating, training, or retaining qualified personnel, difficulty in controlling operating expenses, difficulty in collecting receivables or accurately predicting future inventory needs, changes in sales trends, changes in supplier production lead times, changes in our cash position or our need to make capital expenditures, credit market volatility and increases in interest rates, changes in tax law or the impact of discrete items on future tax rates, changes in the availability or price of commercial real estate, changes in the nature, price, or availability of distribution, supply chain, or other technology (including software licensed from third parties) and services related to that technology, difficulty in obtaining continued business from new safety product customers, cyber security incidents, potential liability and reputational damage that can arise if our products are defective, and other risks and uncertainties detailed in this Form 10-K under the heading 'Item 1A. Risk Factors'. Each forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any such statement to reflect events or circumstances arising after such date.

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Form 10-K are presented in millions, except for share and per share amounts or where otherwise noted. Throughout this document, percentage and dollar change calculations, which are based on non-rounded dollar values, may not be able to be recalculated using the dollar values in this document due to the rounding of those dollar values. References to daily sales rate (DSR) change may reflect either growth (positive) or contraction (negative) for the applicable period.

PART I

ITEM 1.   BUSINESS

Note – Information in this section is as of year end unless otherwise noted. The year end is December 31, 2022 unless additional years are included or noted.

Overview

Fastenal Company (together with our subsidiaries, hereinafter referred to as 'Fastenal' or the company or by terms such as we, our, or us) began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. We opened our first branch in 1967 in Winona, Minnesota, a city with a population today of approximately 26,000. We began with a marketing strategy of supplying threaded fasteners to customers through a branch network in small, medium, and, in subsequent years, large cities. Over time, how and where we engage our customers has expanded and evolved. Today we sell a broader range of industrial and construction supplies spanning more than nine major product lines through a global network of in-market locations utilizing diverse technologies such as vending devices, bin stock devices, and eCommerce. The large majority of our transactions are business-to-business. We provide additional descriptions of our product lines and market channels later in this document. At the end of 2022, we had 3,306 in-market locations (defined in the table below) in 25 countries supported by 15 distribution centers in North America (12 in the United States, two in Canada, and one in Mexico), and one in Europe, and we employed 22,386 people. We believe our success can be attributed to the high quality of our employees and their convenient proximity to our customers, and our ability to offer customers a full range of products and services to reduce their total cost of procurement.

Our Channels to Market

We engage our customers primarily through branch and Onsite locations. Branches and Onsites exist very close to our customers, usually within miles in the case of the former and most often within or immediately proximate to our customers' physical locations in the case of the latter, and together constitute our 'in-market' network. Many of our customers engage with us through eCommerce, but in most cases these customers are utilizing eCommerce to supplement our service through our other channels.

The following table shows, as of the end of each of the last 10 fiscal years, our consolidated net sales; the number of branch, Onsite, and total in-market locations; their respective sales, as well as the average monthly sales per location that were generated from our branch and Onsite locations; and our revenue generated from non-traditional sources:

	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013 [1]
Net sales	**$ 6,980.6**	6,010.9	5,647.3	5,333.7	4,965.1	4,390.5	3,962.0	3,869.2	3,733.5	3,326.1
Branch locations	**1,683**	1,793	2,003	2,114	2,227	2,383	2,503	2,622	2,637	2,687
Branch revenue [2]	**$ 4,161.6**	3,726.2	3,587.1	3,660.1	3,625.8	3,399.6	3,198.1	3,281.8	3,225.3	—
Average monthly sales per branch location [3]	**$ 199.5**	163.6	145.2	140.5	131.1	116.0	104.0	104.0	101.0	—
Onsite locations	**1,623**	1,416	1,265	1,114	894	605	401	264	214	—
Onsite revenue [2]	**$ 2,465.5**	1,898.0	1,485.6	1,391.7	1,081.7	770.2	569.2	454.3	387.7	—
Average monthly sales per Onsite location [3]	**$ 135.2**	118.0	104.1	115.5	120.3	127.6	142.7	158.4	157.6	—
Other revenue [4]	**$ 353.5**	386.7	574.6	281.9	257.6	220.7	194.7	133.1	120.5	—
Total in-market locations [5]	**3,306**	3,209	3,268	3,228	3,121	2,988	2,904	2,886	2,851	2,687

[1]   Onsite locations have existed since 1992; however, we did not specifically track their number until we identified our Onsite program as a growth driver in 2014. Therefore, Onsite, branch, and other revenue, and average monthly sales per location are intentionally omitted for 2013.

[2]   Revenues attributable to our traditional and international branch locations (both of which are defined below), and our Onsite locations, respectively.

[3]   Average sales per month considers the average active base of branches and Onsites, respectively, in the given year, factoring in the beginning and ending location count, divided by total revenues attributable to our branch and Onsite locations, further divided by 12 months, respectively. This information is presented in thousands.

(4) This portion of revenue is generated outside of our traditional in-market location presence, examples of which include revenues arising from our custom in-house manufacturing, industrial services, leased locker arrangements, and other non-traditional sources of revenue. In 2020, this included the effects of COVID-19, one response to which was substantial sales of pandemic-related products that were direct-shipped (versus sold through our in-market locations) as a means of delivering critical supplies more quickly.

(5) 'In-market locations' is defined as the sum of the total number of branch locations and the total number of Onsite locations.

This structure has evolved over time as a result of one of Fastenal's guiding principles since inception: that we can improve our service by getting closer to the customer. This has been achieved by opening branch locations and, more recently, Onsite locations. Today, we believe there are few companies that offer our North American in-market location coverage. In 2022, roughly 52% of our sales and 50% of our in-market locations were in major Metropolitan Statistical Areas (MSAs) (populations in the United States and Canada greater than 500,000 people), while 21% of our sales and 19% of our in-market locations were in small MSAs (populations under 500,000 people), and 27% of our sales and 31% of our in-market locations were not in an MSA. In our view, this has proven to be an efficient means of providing customers with a broad range of products and services on a timely basis. Maintaining operations that are physically proximate to our customers' operations have represented, and continue to represent, the foundation of our service approach.

We have two primary versions of our **branch locations**:

1) A 'traditional branch' typically services a wide variety of customers, including our larger national and regional accounts as well as retail customers. Locations are selected primarily based on their proximity to our distribution network, population statistics, and employment data for manufacturing and non-residential construction companies. We stock all branches with inventory drawn from all of our product lines, and over time, where appropriate, our district and branch personnel may tailor the inventory offering to the needs of the local customer base. Since Fastenal's founding and through 2013, traditional branch openings were a primary growth driver for the company, and we experienced net openings each year over that time span. However, new growth drivers, business models (Onsites), and business tools (digital solutions) have emerged and diminished the direct role of traditional branch openings in our growth. Traditional branches were entirely U.S.-based until 1994, when we opened our first location in Canada. At the end of 2022, we had 1,538 traditional branches in the United States and Canada, and they represented 55.0% of net sales.

Traditional branches are also differentiated by their operating styles. Certain locations are Customer Service Branches (CSBs), which tend to feature a showroom, regular hours during which they are open to the public, and our standard stocking model of products designed for contractors. CSBs are similar in function to a hardware store and they often conduct some business with non-account or retail-like customers. However, this customer set typically represents less than 10% of sales at this type of location. Other locations operate as Customer Fulfillment Centers (CFCs), which tend to feature a limited showroom, reduced hours of access to the public, greater usage of will-call, and stock customer-specific inventory. These tend to appear and function more like an industrial supply house and stocking location and tend not to have transactions with non-account or retail-like customers unless it is a will-call arrangement related to an online transaction. The choice of operating style is made by local leadership and is based on local market considerations. At the end of 2022, 20% of our traditional branches operated as a CSB and 80% operated as a CFC.

2) An 'international branch' is the format we typically deploy outside the United States and Canada. We first expanded outside of the United States and Canada when we opened a branch in Mexico in 2001. Since then, we have continued to expand our global footprint, and at the end of 2022, we operated in 23 countries outside of the United States and Canada. Mexico is the largest of these, and we also operate in Europe, Asia, and Central and South America. Our go-to-market strategy in countries outside of the United States and Canada focuses primarily on servicing large, national account customers disproportionately concentrated in manufacturing. From a product perspective, these customers are more heavily oriented toward planned fastener spend, though non-fastener manufacturing, repair, and operations (MRO) spend is becoming more common in these markets. Despite strong growth in our international business in recent years, we are not as well recognized in many of our locations outside of the U.S. and Canada as we are in the U.S. and Canada. However, our ability to provide a consistent service model, including vending, bin stocks, and Onsites, on a global basis is attractive to our customer base, much of which are the foreign operations of North American-based companies. At the end of 2022, we had 145 international branches operating outside the U.S. and Canada, and they represented 4.6% of net sales.

Traditional and international branches sell to multiple customers. We will continue to open traditional branches as the company sees fit. However, in each year since 2013, the company has experienced a net decline in its total branch count including net declines of 110 branches in 2022. Our total decline since 2013 is 1,004 branches.

Onsite locations may influence the trend in our traditional branch count over time, but have not been the primary reason for our traditional branch closings. The Onsite concept is not new, in that we entered into the first such arrangement in 1992. However, it was largely a local option that grew slowly before we identified it as a growth driver in 2014. We have made substantial investments toward accelerating its traction in the marketplace since 2015. In this model, we provide dedicated sales and service to a single customer from a location that is physically within the customers' facility (or, in some cases, at a strategically placed off-site location), with inventory that is specific to the customers' needs. In many cases, we are shifting revenue with the customer from an existing branch location, though we are beginning to see more new customer opportunities arise as a result of our Onsite capabilities. The model is best suited for larger companies, though we believe we can provide a higher degree of service at a lower level of revenue than most of our competitors. It has been our experience that the sales mix at our Onsite locations produces a lower gross profit percentage than at our branch locations, but we gain revenue with the customer and our cost to serve is lower. We have identified over 12,000 manufacturing and construction customer locations in North America with potential to implement the Onsite service model. These include customers with which we have an existing national account relationship today, and potential customers we are aware of due to our local market presence with which we do not have a meaningful relationship today. However, as awareness of our capabilities has grown, we have identified additional Onsite potential with certain agencies of state, provincial, and local government customers, and academia. We also believe as we follow our existing national account customers outside the United States, our market potential for Onsite solutions will continue to expand. The international opportunity is substantial, but our speed is limited by our relatively underdeveloped infrastructure in comparison to the United States. We expect revenues from Onsite arrangements to increase meaningfully over time. We had 1,623 Onsite locations as of December 31, 2022, which represented 35.3% of net sales, and signed 356, 274, and 223 new Onsite locations (referred to herein as signings) in 2022, 2021, and 2020, respectively. We believe the marketplace can support 375 to 400 new Onsite signings annually. We did not achieve that level of signings in 2022, though we increased our signings substantially from the prior year and were just below our pre-pandemic signings in 2019. We also did not achieve that level of signings in 2021 or 2020, which we believe was due to certain market variables, including the ongoing COVID-19 pandemic, supply chain constraints, and labor shortages having created challenges in our ability to engage with key decision makers and caused many of our customers to focus on short-term crisis management rather than long-term strategic planning. Our goal for Onsite signings in 2023 is 375 to 400.

The following table provides a summary of the branches and Onsite locations we operated at the end of each year, as well as the openings, closings, and conversions during each year:

	North America				Outside North America				
	United States [1]	Canada	Mexico	Subtotal	Central & South America [2]	Asia [3]	Europe [4]	Subtotal	Total
In-Market Locations - 12/31/20 [5]	2,752	260	140	3,152	20	31	65	116	3,268
Starting Branches	1,697	179	58	1,934	5	19	45	69	2,003
Opened Branches	3	—	5	8	—	1	1	2	10
Closed/Converted Branches [6]	(216)	(6)	—	(222)	—	—	2	2	(220)
Ending Branches [5]	1,484	173	63	1,720	5	20	48	73	1,793
Starting Onsites	1,055	81	82	1,218	15	12	20	47	1,265
Opened Onsites	205	15	11	231	—	7	4	11	242
Closed/Converted Onsites [6]	(76)	(7)	(4)	(87)	—	(2)	(2)	(4)	(91)
Ending Onsites [5]	1,184	89	89	1,362	15	17	22	54	1,416
In-Market Locations - 12/31/21 [5]	2,668	262	152	3,082	20	37	70	127	3,209
Starting Branches	1,484	173	63	1,720	5	20	48	73	1,793
Opened Branches	—	1	4	5	—	2	5	7	12
Closed/Converted Branches [6]	(115)	(5)	(1)	(121)	—	—	(1)	(1)	(122)
Ending Branches	1,369	169	66	1,604	5	22	52	79	1,683
Starting Onsites	1,184	89	89	1,362	15	17	22	54	1,416
Opened Onsites	248	21	23	292	1	6	7	14	306
Closed/Converted Onsites [6]	(94)	(3)	(1)	(98)	—	—	(1)	(1)	(99)
Ending Onsites	1,338	107	111	1,556	16	23	28	67	1,623
In-Market Locations - 12/31/22	2,707	276	177	3,160	21	45	80	146	3,306

[1] Includes the United States, the Dominican Republic, Guam, and Puerto Rico.

[2] Includes Panama, Brazil, and Chile.

[3] Includes Singapore, China, Malaysia, and Thailand.

[4] Includes the Netherlands, Hungary, the United Kingdom, Germany, the Czech Republic, Italy, Romania, Sweden, Poland, Austria, Switzerland, Ireland, Spain, France, and Belgium.

[5] The United States includes the Dominican Republic, Guam, and Puerto Rico which were previously grouped with other geographical regions. Prior period figures in the above table may differ slightly from those previously disclosed due to this minor change in reporting.

[6] The net impact of non-in-market locations or Onsite locations converted to branches, branches converted to Onsite locations or non-in-market locations, and closures of branches or Onsite locations.

We believe the profitability of our in-market locations is affected by the average revenue produced by each site. In any in-market location, certain costs related to growth are at least partly variable, such as employee-related expenses, while others, like rent and utility costs, tend to be fixed. As a result, it has been shown that as an in-market location increases its sales base over time, it typically will achieve a higher operating profit margin. This ability to increase our operating profit margin is influenced by: (1) general growth based on end market expansion and/or market share gains, (2) the age of the in-market location (new locations tend to be less profitable due to start-up costs and, in the case of a traditional branch, the time necessary to generate a customer base), and/or (3) rationalization actions, as in the past several years we have seen a net decline in our traditional branch base. There are many reasons why local or regional management might decide to close a location. Key customers may have migrated to a different part of the market, factories may have closed, our own supply chain capabilities in a market may have evolved to allow us to service some areas with fewer traditional branches, and/or our customers may have transitioned to our Onsite model. An Onsite location may also close because local or regional management determines that the business at the location is unlikely to scale sufficiently to justify our being on premise, in which case the relationship often reverts to being managed in a local traditional branch. The paths to higher operating profit margins are slightly different in a traditional branch versus an Onsite location, as the former will tend to have more fixed costs to leverage, while the latter will tend to have a smaller fixed cost burden but have greater leverage of its employee-related expenses. In the short term, the Onsite program can hurt the profitability of our existing branch network as it can pull established revenue away from an existing branch even as its fixed expenses are largely unchanged.

We utilize additional types of selling locations within our network, but these tend to be more specialized in nature and relatively few in number, comprising less than five percent of our total selling locations. We remain committed to a large, robust service network, including traditional branches; it remains the indispensable foundation of our business. In any given year, it is difficult to predict whether our total branch count will rise or fall. However, with the growth we anticipate in Onsite locations, we believe our total in-market locations will increase over time.

Our Business Tools

Fastenal Managed Inventory (FMI®)

Over time, we have invested in and developed various technologies that allow us to put physical product closer to the point of use in a customer location, increase the visibility of a customer's supply chain (to the customer as well as our personnel), and/or improve the ability to monitor or control usage. While there are isolated exceptions, these technologies are not themselves channels to the market but rather are utilized by our branch and Onsite channels to enhance service to our customers. Collectively, these tools comprise our Fastenal Managed Inventory (FMI) Technology suite. We believe our fully integrated distribution network allows us to manage the supply chain for all sizes of customers. FMI programs tend to generate a higher frequency of business transactions and, coupled with our fully integrated distribution network, foster a strong relationship with customers.

Bin stock (FASTStock℠ and FASTBin®) programs, where product is held in bins in a customer facility, are similar to our vending business in that it involves moving product closer to the point of customer use within their facilities. Such programs have existed in the industrial supply industry for a considerable time, with open bins being clustered in a racking system, each of which holds original equipment manufacturing (OEM) fasteners, MRO fasteners, and/or non-fastener products that are consumed in the customers' operations. Historically, these bins were simply plastic and metal containers that held product and were visually inspected by our customers or Fastenal personnel to determine replenishment need. These bins in some cases are organized and labeled into customer digital plan-o-grams, which we call FASTStock and allow for the scanning of product when product is at a minimum desired level. However, in 2019 we introduced our FASTBin technology. FASTBin is the evolution of FASTStock into a set of electronic inventory management solutions that automate process controls by providing 24/7 continuous inventory monitoring, real-time inventory visibility, and more efficient replenishment of bin stock parts. These technologies come in three forms: (1) scales that utilize a high-precision weight sensor system to measure the exact quantity on hand in real time, notifying Fastenal to replenish when inventory hits an established minimum; (2) infrared that uses infrared sensors lining individual bins to provide real-time visibility of approximate quantity and inventory values, notifying Fastenal to replenish when inventory hits an established minimum threshold; and (3) RFID, which is a Kanban system that utilizes RFID tags so that when an empty bin is removed from the rack and placed in a replenishment zone (also part of the same racking system) and a notification is sent to Fastenal to refill the order. These technologies provide superior monitoring capabilities and immediate visibility to consumption changes, allowing for a lean supply chain, reducing risk of stock-outs, and providing a more efficient labor model for both the customer and the supplier.

Industrial vending (FASTVend®) was introduced in 2008 to provide our customers with improved product monitoring and control. Benefits include reduced consumption, reduced purchase orders, reduced product handling, and 24-hour product availability. We believe our company has a market advantage by virtue of our extensive in-market network of inventory and local personnel. For these reasons, the initiative began to gain significant traction in 2011, and we finished 2022 with approximately 106,000 FASTVend non-weighted devices in the field, which excludes approximately 6,500 non-weighted vending devices that are part of a leased locker program with a specific retail customer. We believe industrial vending has proven its effectiveness in strengthening our relationships with customers and helped to streamline the supply chain where it has been utilized. We also believe there remains considerable room to grow our current installed base of devices before it begins to approach the number of units we believe the market can support. We estimate the market could support as many as 1.7 million vending units and, as a result, we anticipate continued growth in installed devices over time.

Our industrial vending portfolio consists of 20 different vending devices, with 16 of these being in either a helix or locker format. Our most utilized models include the helix-based FAST 5000 and our 12- and 18-door lockers; combined, these comprise approximately 67% of our installed base of devices. These are either configurable or are available in multiple configurations to accommodate the various sizes and forms of products that will be dispensed to match the unique needs of our customers. Target monthly revenues per device typically range from under $1,000 to in excess of $3,000, with our flagship FAST 5000 device having a targeted monthly throughput of $2,000.

In 2020, we began to report **'Weighted FMI Device'** signings and installations, which is the combined activity of FASTBin and FASTVend converted into a comparable unit of measure, or 'machine equivalent unit' (MEU). This conversion takes the targeted monthly throughput of each FMI device signed or installed and compares it to the $2,000 target monthly throughput of our FAST 5000 vending device. For example, an RFID enclosure, with target monthly revenue of $2,000 would be counted as '1.00' machine equivalent ($2,000/$2,000 = 1.00). An infrared bin, with target monthly revenue of $40, would be counted as '0.02' machine equivalent ($40/$2,000 = 0.02).

In 2023, we anticipate weighted FMI device signings to be in a range of 23,000 to 25,000 MEUs. Similar to Onsite, we did not achieve that level of signings in 2022, though we increased our signings substantially from the prior year and were just below our pre-pandemic signings in 2019. We also did not achieve that level of signings in 2021 or 2020, which we believe was due to certain market variables, including the ongoing COVID-19 pandemic, supply chain constraints, and labor shortages having created challenges in our ability to engage with key decision makers and caused many of our customers to focus on short-term crisis management rather than long-term strategic planning.

The table below summarizes the signings and installations of, and sales through, our FMI devices.

	Twelve-month Period		
	2022	2021	Change
Weighted FASTBin/FASTVend signings (MEUs)	**20,735**	19,311	7.4%
Signings per day	***82***	*76*	
Weighted FASTBin/FASTVend installations (MEUs; end of period)	**102,151**	92,874	10.0%
FASTStock sales	**$ 832.0**	587.6	41.6%
% of sales	***11.8%***	*9.7%*	
FASTBin/FASTVend sales	**$ 1,755.3**	1,353.7	29.7%
% of sales	***24.9%***	*22.3%*	
FMI sales	**$ 2,587.3**	1,941.3	33.3%
FMI daily sales	***$ 10.2***	*7.7*	*32.7%*
% of sales	***36.7%***	*32.0%*	

Digital Solutions

We also invest in digital solutions that aim to deliver strategic value for our customers, leverage local inventory for same-day solutions, and provide efficient service. While there is a transactional element to our digital services, many of the solutions we invest in are intended to add value to customers by illuminating various elements of their supply chain. These solutions take many forms:

1) Transactional. Our transactional, or eCommerce, platforms (web verticals or integrated catalogs) provide a means for our customers to effectively and efficiently procure MRO and unplanned spend. One of our eCommerce solutions, Fastenal EXPRESS, guides our customers to products which are locally stocked, capitalizing on our existing location footprint, in order to provide same-day or early next-day service for online orders. This positions us to outperform what is most typically a 24- to 48-hour fulfillment expectation. While there is a retail component to our transactional digital services, most of the revenue attributable to this is with our traditional customer base, nearly all of which purchase digitally as a supplement to other channels and tools that it utilizes with Fastenal. We attribute the revenue generated from a customer location through our transactional platforms to the in-market location that traditionally services that customer location.

2) Digital Visibility. Certain of our digital capabilities are intended to produce operational efficiencies for our customers and ourselves and/or to deliver strategic value by illuminating customer supply chain operations. For instance, we have developed, and continue to develop, 'Mobility' applications, one example of which is our Vending App, which provides a number of benefits. It provides easy, real-time information pertaining to a customer's local inventory position within their point-of-use devices. It incorporates customer usage data to recommend optimized parts and quantity for specific devices, which improves customer inventories while reducing the risk of stock-outs. Moving our fulfillment process from a vending device-based keypad function to a tablet or scanning interaction improves the restock process (reduced risk of product outages), reducing time consumed (greater efficiency) while improving accuracy (improved quality assurance). We will continue to build out our suite of Mobility applications. Electronic Data Interchange (EDI), is the connectivity between our system and our customers' procurement systems – whether a direct integration into their Enterprise Resource Planning (ERP) system or through a third-party procurement network or marketplace. These solutions provide a system-to-system exchange of electronic procurement documents (such as purchase orders, advanced shipping notices, and invoices for direct and indirect spend). Our eProcurement Solutions provide a bridge between our FMI replenishment activity and our customers' procurement systems – creating an efficient, accurate and streamlined procure-to-pay (P2P) process. 'FAST 360°' acts as the bridge between our FMI footprint and

a customer's view into our managed service model. FAST 360° surfaces data around these managed services as one central source of information as we manage our customers' OEM and MRO product lines. This is achieved through our FMI technologies providing locational data around our FASTStock, FASTBin, and FASTVend footprint, and FAST 360° being the means of surfacing that data and activities to our customers.

3) Analytics. We provide solutions-based digital platforms (e.g., web verticals or integrated catalogs) which leverage our existing strategic environment by creating a means of migrating online spend offline, which illuminates our supply chain capabilities. This is marketed under the 'FAST 360° Analytics' label, as it is an enterprise-centric extension of the digital visibility capabilities of FAST 360°. We bring value to our customers, as well as ourselves, by using these digital platforms and analytics to shift product from a 'non-sticky' transactional environment (which is online) to a 'sticky' strategic environment (which is our FMI programs). We create customer cost savings opportunities through this directive by lowering the total cost of ownership (TCO) as the objective is to shrink the unplanned (and traditionally high cost), purely transactional spend bucket.

Digital Footprint

Our digital products and services are comprised of sales through FMI (FASTStock, FASTBin, and FASTVend) plus that proportion of our eCommerce sales that do not represent billings of FMI services (collectively, our Digital Footprint). We believe the data that is created through our digital capabilities enhances product visibility, traceability, and control that reduces risk in operations and creates ordering and fulfillment efficiencies for both ourselves and our customers. As a result, we believe our opportunity to grow our business will be enhanced through the continued development and expansion of our digital capabilities. Our Digital Footprint represented 49.3% of sales in 2022.

We believe our integrated physical and virtual model, when paired with our national (and increasingly international) scope, represents a unique capability in industrial distribution when compared to eCommerce as an independent sales channel. We expect to continue to build out and develop our digital solutions over time. Our greatest opportunity lies with the deployment of efficient and effective supply chain programs. We are focused on addressing the four key components of people, products, processes, and technology to support this model.

We believe our global channels to market and business tools, including those that we consider to be growth drivers (Onsites, international expansion, FMI, and digital solutions), represent alternative means to address the requirements of certain customer groups. These means get us closer to the customer and to where the product is actually consumed. This is consistent with our strategy and offers significant value by providing differentiated and 'sticky' service. Combined with ongoing strategic investments in end market initiatives as well as selling (in-market and otherwise) and non-selling (engineering, product specialists, manufacturing, etc.) employees, we offer a range of capabilities that are difficult for large and small competitors to replicate.

Distribution Network

We operate 15 regional distribution centers in North America; 12 of which are in the United States – Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, Kansas, and Mississippi – and three are outside the United States – Ontario, Canada; Alberta, Canada; and Nuevo Leon, Mexico. We also operate one distribution center in Europe, located in Dordrecht, Netherlands. These distribution centers give us approximately 4.9 million square feet of distribution capacity. These distribution centers are located so as to permit deliveries of two to five times per week to our in-market locations using our trucks and overnight delivery by surface common carrier, with approximately 80% of our North American in-market locations receiving service four to five times per week. The distribution centers in Indiana and Kansas also serve as 'master' hubs, with those in California and North Carolina serving as 'secondary' hubs to support the needs of the in-market locations in their geographic regions as well as to provide a broader selection of products for the in-market locations serviced by the other distribution centers.

We currently operate our Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, North Carolina, Kansas, and Ontario, Canada distribution centers with automated storage and retrieval systems (ASRS). These 11 distribution centers operate with greater speed and efficiency, and currently handle approximately 94% of our picking activity. We expect to invest in additional automation technologies, expand existing distribution facilities, and/or add new distribution centers over time as our scale and the number of our in-market locations increases.

In 2018, we began to deploy Local Inventory Fulfillment Terminals (LIFTs), which were once small distribution facilities situated where we had a dense population of FMI devices. However, today, we have shifted our focus to position them into our existing distribution centers. Traditionally, responsibility for product fulfillment to vending devices and bin stocks had centered on individual branch and Onsite locations, which were responsible for stocking and packaging inventory, delivering to a customer's location, and refilling the customer's devices. As our sales from FMI devices have grown, this approach has resulted in redundant inventory in a territory and a greater proportion of our sales personnel's time being spent on non-sales activities. By centralizing inventory and packaging into a LIFT and relying on dedicated LIFT fulfillment personnel for delivery and device replenishment, which we refer to as 'drop-and-scatter', we can reduce FMI-dedicated inventory, provide more consistent and predictable service to our customer's FMI devices, and free up time for our sales personnel to focus on customer penetration and acquisition. Our transportation network allows us to expand the geographic reach of our LIFTs by deploying a 'drop-and-deliver' model. In this model, a LIFT is responsible for stocking and packaging, with the inventory and accuracy benefits that come with that focus, but the delivery and replenishment continues to be performed by local branch personnel. In 2022, approximately 5% of our FMI revenue was serviced through a LIFT, but over time we believe this figure can approximate 40% of our FMI revenue.

Information Systems

Our Information Systems teams develop, implement, secure, and maintain the computer-based technology used to support business functions within Fastenal. Corporate, digital, distribution center, and vending systems are primarily supported from central locations, while each selling location uses a locally installed Point-Of-Sale (POS) system. The systems consist of custom in-house developed, purchased, and subscription licensed software. A dedicated Wide Area Network (WAN) is used to provide connectivity between systems and authorized users.

Trademarks and Service Marks

We conduct business under various trademarks and service marks, and we utilize a variety of designs and tag lines in connection with each of these marks, including ***Where Industry Meets Innovation***™. Although we do not believe our operations are substantially dependent upon any of our trademarks or service marks, we consider the 'Fastenal' name and our other trademarks and service marks to be valuable to our business. We have registered, or applied for the registration of, various trademarks and service marks. Our registered trademarks and service marks are presumed valid in the United States as long as they are in use, their registrations are properly maintained, and they have not been found to have become generic. Registrations of trademarks and service marks can also generally be renewed indefinitely as long as the trademarks and service marks are in use.

Products

Fastenal was founded as a distributor of fasteners and related industrial and construction supplies. This includes threaded fasteners, bolts, nuts, screws, studs, and related washers, as well as miscellaneous supplies and hardware, such as pins, machinery keys, concrete anchors, metal framing systems, wire rope, strut, rivets, and related accessories. Our fastener product line, which is primarily sold under the Fastenal product name, represented 34.0% of our consolidated sales in 2022.

Fastener distribution is complex. In most cases, the product has low per unit value but high per unit weight. This presents challenges in moving product from suppliers, most of whom are outside of North America, to our distribution centers, as well as from our distribution centers to our branch, Onsite, and customer locations. At the same time, fasteners are ubiquitous in manufactured products, construction projects, and maintenance and repair while also exhibiting great geometric variability based on use and application. In many cases, a fastener is a critical part in machine uptime and/or effective use. These features have greatly influenced our logistical development, training and educational programs, support capabilities, and inventory decisions, which we believe would be difficult for competitors to replicate.

In 1993, we began to aggressively add additional product lines, and these represented 66.0% of our consolidated sales in 2022. These products, which we refer to as non-fastener product lines, tend to move through the same distribution channel, get used by the same customers, and utilize the same logistical capabilities as the original fastener product line. This logic is as true today as it was when we first began to diversify our product offering. However, over time, the supply chain for these product lines has evolved in ways independent of the fastener line. For instance, non-fastener product lines benefit disproportionately from our development of industrial vending.

The most significant category of non-fastener products is our safety supplies product line, which accounted for 20.8% of our consolidated sales in 2022. This product line has enjoyed dramatic sales growth in the last 10 years, which we believe is directly attributable to our success cross-selling safety supplies to customers that utilize us for non-safety products as well as our ability to market, deploy, and service industrial vending over that period. We expect these variables to remain the primary drivers of performance for our safety supplies product line.

In the last several decades, we have added 'private label' brands (often referred to as 'Exclusive Brands', or brands sold exclusively through Fastenal) to our non-fastener offering. These private label brands represented approximately 13% of our consolidated sales in 2022. We believe it is also appropriate to think about our private label sales as a percentage of our non-fastener sales for two reasons: (1) there is not a well-defined branded versus private label dynamic in fasteners as there is in non-fasteners; and (2) non-fastener data is more comparable to information reported by our peers, who do not generally have our significant mix of fastener business. Private label brand sales represented approximately 20% of our total non-fastener sales in 2022. Over time we expect our private label sales as a percentage of our total non-fastener sales to increase, although oftentimes, these increases through specific channels are masked by the relative sales growth we experience with Onsite locations, which typically have a lower percentage of total sales of private label than in branches or sales through vending devices.

We plan to continue to add other product lines in the future.

Detailed information about our sales by product line is provided in Note 2 of the Notes to Consolidated Financial Statements included later in this Form 10-K. Each product line may contain multiple product categories.

Inventory Control

Our inventory stocking levels are determined using our computer systems, by our sales personnel at in-market locations, by our district and regional leadership, and by our product development team. The data used for this determination is derived from sales activity from all of our selling locations, from individual selling locations, and from different geographic areas. It is also derived from supplier information and from customer demographic information. The computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum stocking level. In the past we have utilized a base inventory model for all of our branches, and such a model still exists in a smaller subset of our locations. Increasingly, however, branches primarily stock inventory that is deemed to be appropriate by the district and branch personnel to service the customers within their selling territory. Similarly, non-branch selling locations (primarily Onsites) stock inventory exclusively based on customer-specific arrangements. Inventories in distribution centers are established from computerized data for the selling locations served by the respective distribution center. Inventory quantities are continuously re-balanced utilizing an automated transfer mechanism we call 'inventory re-distribution'.

Inventory held at our selling locations, close to customers and available on a same-day basis, accounted for approximately 58% of our total inventory at the end of 2022. Inventory held at our distribution centers and manufacturing locations accounted for approximately 42% of our total inventory at the end of 2022. The distribution center and manufacturing location inventory, when combined with our trucking network, allows for fast, next-day service at a very competitive cost.

Manufacturing and Support Services Operations

In 2022, approximately 96% of our consolidated net sales were attributable to products manufactured by other companies to industry standards or to customer specific requirements. The remaining 4% related to products manufactured, modified, or repaired by our manufacturing businesses or our support services. The manufactured products consist primarily of non-standard sizes of threaded fasteners and hardware made to customers' specifications at one of our nine manufacturing locations, or standard sizes manufactured under our Holo-Krome®, Cardinal Fasteners®, and Spensall® product lines. The services provided by the support services group include, but are not limited to, tool and hoist repair, chain sling and hose fabrication, band saw blade welding, and other light manufacturing and fabrication. We may add additional services in the future. However, we engage in these activities primarily as a service to our customers and expect the services to continue to contribute in the range of 4% to 6% of our consolidated net sales in the future.

Sources of Supply

We use a large number of suppliers for the standard stock items we distribute. Most items distributed by our network can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. During 2022, we had a single supplier that accounted for 5% of our inventory purchases, whereas all remaining suppliers fell below that threshold.

In the case of fasteners and our private label non-fastener products, we have a large number of suppliers but these suppliers are heavily concentrated in a single geographic area, Asia. Within Asia, suppliers in China and Taiwan represent a significant source of product. Further, in many cases where we source directly from a North American supplier, the original country of origin of the acquired parts is the supplier's Asian facilities. As a result, the cost and effectiveness of our supply chain is dependent on relatively unfettered trade across geographic regions.

Beyond inventory, we have some concentration of purchasing activity. For example, we utilize a limited number of suppliers for our distribution equipment and our vehicle fleet, and primarily one supplier for our industrial vending equipment. However, we believe there are viable alternatives to each of these, if necessary.

Customers and Marketing

We believe our success can be attributed to our ability to offer customers a full line of quality products, our convenient locations and diverse methods of providing those products, and the superior service orientation and expertise of our employees. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes both OEM and MRO customers and represents approximately 70% of our business. The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors and represents approximately 10% of our business. Other users of our products include farmers, truckers, railroads, oil exploration companies, oil production and refinement companies, mining companies, federal, state, and local governmental entities, schools, and certain retail trades.

Based on our customer profile being oriented toward manufacturing and non-residential construction, our business has historically been cyclical. However, we believe our model has certain features that moderate the volatility of our results around cyclical changes. First, we have a large number of customers that serve a wide range of segments within the broader manufacturing and non-residential construction market. While slumps in one industry served by us can rapidly spread to other, interrelated industries, locally or globally, we still believe this customer and market segment diversity provides some insulation from economic changes that are not across multiple industries and geographic regions. Second, while a meaningful part of our revenue is derived from products that are incorporated into final products, we also have a significant portion of revenue that is derived from products used to maintain facilities. This latter source of revenue tends to be directly influenced by cyclical changes, but its rate of change tends to be less dramatic.

Our **national accounts** program is aimed at creating contractual partnerships that are dedicated to curating supply chain solutions in the OEM and MRO space. These contractual programs are intended for multi-site companies and are created to drive value in the form of greater efficiency and productivity for them. The scale and scope of the OEM and MRO products that these companies need to manage is very complex and costly. We believe that our broad product offering coupled with our ability to execute and curate a dedicated service model for each of their sites provides us with a unique advantage and allows us to provide them with a total cost of ownership benefit.

Additionally, our local presence as part of a national, and increasingly international, footprint, our ability to provide a consistent level of high-touch service, and our ancillary capabilities around manufacturing, quality control, and product knowledge, are attractive to these multi-site customers. We believe our advantage with these customers has only been strengthened as we have added other channels, such as Onsite, FMI, digital solutions, and resources to serve these customers' unique demands. As a result, in 2022, national accounts represented 57.8% of our consolidated sales, compared to 56.6% and 55.0% in 2021 and 2020, respectively. We believe sales to national accounts customers will continue to increase as a percentage of our total sales over time.

In an in-market location, we track our customers' business activity through 'active accounts', which is defined as any customer account with purchase activity of at least $100 per month. Customers often have more than one active account at a single in-market location, reflecting their utilization of different Fastenal services, and frequently have active accounts at many in-market locations across our global network. In 2022, we averaged 119,583 active accounts per month and approximately 99.2% of the sales in our in-market locations are derived from our active accounts (the remainder was from walk-in or infrequent, non-account, and small account customers). Traditionally, our in-market locations, which until recently consisted primarily of traditional and international branches, prioritized acquiring additional active accounts and expanding the products and services sold to new and existing active accounts as a means of growing sales. Over time it became clear that the pursuit of smaller accounts consumed significant organizational energy and the large majority of new active accounts did not meaningfully increase in size. Since 2020, our in-market locations have prioritized 'key accounts', which is defined as any customer account with purchase activity of at least $2,000 per month. Key account customers have typically been able to utilize a wider range of our products and services, and as a result have exhibited greater potential to increase in size while being more efficient to pursue and support. We also believe we can provide better and more efficient service to these customers. In 2022, we averaged 39,151 key accounts per month and approximately 90.8% of the sales in our in-market locations are derived from our key accounts.

	2022	2021	2020	2019	2018	2017
Active Accounts	**119,583**	130,020	137,380	152,491	156,069	156,464
Key Accounts	**39,151**	36,190	33,794	34,621	32,895	30,040

During 2022, no single customer represented 5% or more of our consolidated sales.

Direct marketing continues to be the backbone of our business through our local in-market selling personnel, as well as our non-branch selling personnel. We support our sales team with multi-channel marketing including direct mail and digital marketing, print and radio advertising, targeted campaigns, promotional flyers, and events. In recent years, our national advertising has been focused on a NASCAR® sponsorship through our partnership with Roush Fenway Keselowski Racing® as the primary sponsor of the No. 17 car in the NASCAR® Cup Series, driven by Chris Buescher. In 2020, our sports marketing efforts were extended when the National Hockey League (NHL®) awarded us as the preferred MRO supplier of the sport.

Seasonality

Seasonality has some impact on our sales. The first and fourth quarters of each year are typically our lowest volume periods, given their overlap with winter months in North America during which our direct and indirect sales to customers in the non-residential construction market typically slow due to inclement weather. The fourth quarter also tends to be more greatly affected by the Thanksgiving (October in Canada and November in the United States), Christmas, and New Year holiday periods, due to plant shut downs. In contrast, the second and third quarters of each year typically have higher revenues due to stronger non-residential construction activity and relatively fewer holidays (although Good Friday will sometimes fall in the second quarter and the 4th of July will always fall in the third quarter).

Competition

Our business is highly competitive and includes large national distributors whose strongest presence tends to be in more densely populated areas, and smaller regional or local distributors, which compete in many of the smaller markets in which we have branches. We believe the principal competitive factors affecting the markets for our products, in no particular order, are customer service, price, convenience, product availability, and cost saving solutions.

Market strategies in industrial distribution are varied. With respect to products, many of the larger distributors have trended toward a broad-line offering over time; however, they are often still closely associated with a specific product that can influence their ability to capture market share. This association with a specific product line is often even more pronounced among smaller competitors, though many smaller competitors do deploy a broad-line model. Means of serving the customer are even more diverse. For instance, many competitors maintain a local, branch-based presence in their markets, while others use vans to sell products in markets away from their main warehouses, while still others rely on catalogs or telemarketing sales. Recent years have seen the emergence of eCommerce solutions, such as websites, and while this channel has been embraced by many traditional distributors, it also has introduced non-traditional web-based competitors into the marketplace. The diversity of product and service models supported in the marketplace is a reflection of the equally diverse product and service needs of the customer base. The large majority of our customers utilize multiple channels, from a single distributor or a range of distributors, to procure the products they need in their operations.

We believe that better service, and a competitive selling advantage, can be provided by maintaining a physical selling and stocking presence closer to the customers' location(s). As a result, we maintain branches in small, medium, and large markets, each offering a wide variety of products. The convenience of a large number of branches in a given area, combined with our ability to provide frequent deliveries to such branches from centrally located distribution centers, facilitates the prompt and efficient distribution of products. We also believe our FMI solutions, supported by an in-market location, provide a unique way to provide our customers convenient access to products and cost saving solutions using a business model not easily replicated by our competitors. Having trained personnel at each in-market location also enhances our ability to compete (see 'Employees' below).

Our Onsite service model provides us with a strategic advantage with our larger customers. Building on our core business strategy of the local branch, the Onsite model provides value to our customers through customized service while giving us a competitive advantage through stronger relationships with those customers, all with a relatively low incremental investment given the existing branch and distribution structure.

Human Capital Resources

Employees

At the end of 2022, we employed 22,386 full and part-time employees. Of these, approximately 71% held an in-market or non-branch selling role. We characterize these personnel as follows:

	2022	% of Total	2021	% of Total
In-market locations (branches & Onsites)	13,410	59.9%	12,464	60.8%
Non-in-market selling [1]	2,488	11.1%	2,106	10.3%
Selling subtotal	15,898	71.0%	14,570	71.0%
Distribution/Transportation	3,974	17.8%	3,675	17.9%
Manufacturing	733	3.3%	649	3.2%
Organizational support personnel [2]	1,781	8.0%	1,613	7.9%
Non-selling subtotal	6,488	29.0%	5,937	29.0%
Total	22,386	100.0%	20,507	100.0%

[1] Our non-in-market selling employee count has grown in recent years due to an increased focus on resources to support our growth drivers, particularly Onsite and national account growth.

[2] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (35% to 40% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (30% to 35% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Employee Profile

As of December 31, 2022, we had 22,386 employees worldwide, with 17,919 of those employees located in the United States (U.S.), 2,898 employees located in Canada and Mexico, and 1,569 employees located overseas in 22 other countries throughout the world.

Based on our EEO-1 data for 2021, which is the most recent period for which data is available and our most recently filed information, in the U.S., females and minorities constitute 24.2% and 21.0% of our workforce, respectively. Based on U.S. Bureau of Labor Statistics data, we believe Fastenal's mix of female and minority employees is generally consistent with the proportion of females and minorities working in manufacturing and construction, which is representative of the pool of employees from which we might draw candidates. The proportion of females in our workforce declined slightly in 2021. This occurred in the broader manufacturing sector as well and likely reflected a larger trend: much of the impact of the severe social disruption caused by COVID-19 has fallen on women and mothers in our society, and that impact has been slow to reverse. Generally, though, we believe this data is best viewed over time rather than year-to-year. On this basis, there is a clear trend toward greater diversity in our business. In the nine years since 2012, our female and minority workforces have grown 2.8x and 4.2x faster, respectively, than our overall U.S. workforce. This trend reflects multiple dynamics in our business evolution, including the natural progression of our geographic expansion, the cycle of our promote-from-within philosophy, and efforts to improve hiring processes over time.

Health and Safety

Employee health and safety continues to be a priority in every aspect of our business. We have taken a multi-faceted approach to safety that helps us understand and reduce hazards in our business. Today, our health and safety programs span all operations including manufacturing, distribution centers, fleet and auto, and our branch network. These key business units play a dynamic role in defining how we engage with our employees on health and safety. Trainings, audits, inspections, risk assessments, safety coaching, and employee engagement are all programs that help us consistently manage our facility and employee safety. In 2022, there were over 199,000 completed health and safety programs, which is an increase of 30% compared to 2021. Our internal scorecard system and safety management system ensures we maintain focus on a variety of risks while we sustain an inclusive safety environment that contributes to innovation and improved performance. We continue to expand and evolve our safety programs to better meet our employee needs and workplace conditions as our business grows.

This commitment to, and continuous improvement toward, a safer work environment for our employees has generated excellent results. A widely accepted measure of organizational health and safety is the Experience Modification Rate (EMR). An organization's EMR is established through the comparison of a company's past and expected losses incurred through workplace injury against industry averages, which are compiled by the National Council on Compensation Insurance and consider unique variables such as the size and characteristics of an organization. Industry averages are benchmarked at a 1.00 EMR, with a reduction in the rate being reflective of an organization's ability to implement superior safety procedures and protocols, resulting in a safer environment and reducing both personnel and financial risk. In 2022, the most recent year for which this figure has been calculated, Fastenal had an EMR of 0.52, which is 48% better than the average performance rate for our industry.

In 2022, we achieved third-party certification for the 45001 Occupational Health and Safety Management System. This certification illustrates the strength of our health and safety programs, as well as our commitment to continual improvement to better support our growing workforce. As our business model continues to grow through our branch and Onsite network, our customer critical programs have evolved to mitigate risk and incidents, while meeting customer specific needs. This partnership with our customers allows us to collaborate and expand our health and safety programs to improve our business and our customers.

Employment and Compensation Philosophy

Fastenal's success is defined by our people. Our cultural values – *Ambition*, *Integrity*, *Innovation,* and *Teamwork* – are woven into the fabric of our human resources processes and protocols, and inform our employment and compensation philosophies.

Several principles underpin our employment philosophy. One principle is decentralization: placing employees close to our customers' operations and trusting these employees to independently make local decisions to provide differentiated local service. A second principle is that we are a passionately promote-from-within company, guided by a belief that if you work hard, make great decisions, learn from mistakes, and exemplify our cultural values, you should receive greater opportunity and responsibility. We believe these principles cultivate an entrepreneurial mindset and foster an environment of trust and empowerment.

As it relates to our compensation philosophy, we believe our combination and mix of base and bonus pay motivates our people to high levels of individual and company success, as the goals and objectives have been repeatedly demonstrated to be achievable with superior effort. We are guided by simple principles. First, compensation programs should be easy to understand, with goals and objectives that are clearly communicated and resources for success that are provided. They should be calculable by the employee and numbers-driven (e.g., not subjective). Second, total compensation should have a significant component that is based on how well the employee has grown their piece of the business and served our customers. Third, employees should receive incentives as soon as practical upon attainment of the goal.

Approximately 71% of our employees interface directly with customers on a daily or frequent basis, with the remainder supporting the selling efforts of our customer-facing employees. Typical pay arrangements provide a base amount paid periodically during the month, along with a major opportunity to earn bonus amounts, paid monthly, based on growth in sales, gross or pre-tax profit achieved, and prudent management of working capital. In certain roles, there may also be a portion of compensation based on contribution to attaining predetermined departmental or project and cost containment goals, most of which are focused on either customer service or better execution of company-wide activities.

Because we believe the growth in the company's stock value should be the reward for achieving long-term success consistent with being an owner, we have a stock option plan. In the case of certain foreign employees, we have a stock appreciation rights plan. All of our employees are eligible to receive stock option grants or stock appreciation rights.

We believe our combination of short- and long-term rewards and incentives has proven successful as reflected in our historic performance and levels of employee retention and turnover.

Our employees are not subject to any collective bargaining agreements, and we have experienced no work stoppages. We believe our employee relations are good.

Talent Acquisition and Development

Fastenal's values are integral to our employment process and serve as guideposts for leadership. The ultimate goal is straightforward: find great people, ask them to join, and give them a reason to stay. Reasons to stay include training, opportunity, and a welcoming environment. From a practical standpoint, this means that we attract a broad group of candidates and then hire the candidate who is the best match for the position based on their skills and abilities. In accordance with our decentralized leadership structure, we believe the person best suited to make this decision is the local leader trying to fill the opening. In light of our promote-from-within philosophy, we know we are hiring a potential future leader with every new hire.

Our Human Resources department develops efficient processes to expand our reach and pool of diverse talent while balancing the needs and requirements of data collection and storage. We have created a standardized framework for posting jobs and interviewing for positions, supplemented with training through the Fastenal School of Business (FSB). We have a Diversity and Compliance team that is heavily involved in developing this standardized framework, which ensures its integrity. Not only is this process followed for all new hires, we replicate the same procedures for any internal transfers and promotions.

The FSB (our internal corporate university program) develops and delivers a comprehensive array of industry and company-specific training and development programs that are offered to our employees. The programs are offered through a combination of classroom instructor-led training, virtual instructor-led training, and online learning. FSB provides core curricula focused on key competencies determined to be critical to the success of our employees' performance. In addition, we provide specialized educational tracks within various institutes of learning, as well as training plans based on roles within the company. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on critical aspects of our business, such as leadership, effective branch best practices, sales and marketing, products, supply chain, and distribution.

Product Sourcing Endeavors

Sourcing from suppliers with good standing is the foundation of an ethical supply chain. We expect our suppliers to comply with all regulations and standards, and we conduct risk analysis for suppliers who want to do business with us and require them to provide additional supporting documentation affirming their ethics, quality, and reliability, so we can be certain they meet our standards in these areas and to ensure that they are complying with Fastenal's Global Supplier Purchase Order Terms & Conditions and Supplier Code of Conduct. Utilizing third-party tools and global databases, Fastenal scans and monitors over 1,000 sanction listings and over 500 other official and/or exclusion lists that provide information on any known risk, adverse media, and financial status of our suppliers. Additionally, we monitor key areas of trade-related risk, including dual-use goods and utilization of sanctioned countries (or entities), as these are common ways that international trade might provide capital and restricted goods to sanctioned parties, launder funds of drug traffickers, and otherwise support criminals. We also evaluate our suppliers' approach to labor to ensure that they are using appropriate, and appropriately compensated, employees.

With a local and global supplier base, continuous monitoring and local representation is a necessity to ensure protocols are triggered when risk may be evident, ensuring a safeguard against poor and/or impaired quality and regulatory violations that may otherwise impact our reputation in the marketplace. This is performed not only at the time of supplier vetting and onboarding, but for the life of the relationship with the supplier. This process promotes a supply chain that is supportive of Fastenal's Global Supplier Purchase Order Terms & Conditions and Supplier Code of Conduct. In the event of non-compliance or potential risk, we work with the supplier to correct the situation. If remediation efforts are not undertaken to ensure the supplier remains in compliance with Fastenal's standards and code of conduct, alternative sources for supply may be considered to ensure the integrity of our supply chain. Supply chain compliance representatives are placed in international corporate offices to ensure global coverage and governance, ensuring that no matter where a customers' operations may take them, Fastenal has the infrastructure, resources, and internal processes established to perform its supply chain governance obligations.

In 2022, approximately 33% of our total company-wide inventory spend was with small and/or diverse businesses. This flows from our Supplier Diversity program, as part of which we are committed to building supply chain relationships with small businesses and businesses with diverse ownership including women, minorities, veterans, and lesbian, gay, bisexual, and transgender (LGBT) owned Certified LGBT Business Enterprise[®] Suppliers.

Available Information

Our Internet address for corporate and investor information is www.fastenal.com. The information contained on our website or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act are available free of charge on or through our website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the SEC.

ITEM 1A.   RISK FACTORS

In addition to the other information in this Form 10-K, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

Company-Specific Risks

Operational Risks

Products that we sell may expose us to potential material liability for property damage, environmental damage, personal injury, or death linked to the use of those products by our customers. Some of our customers operate in challenging industries in which there is a material risk of catastrophic events. We are actively seeking to expand our sales to certain categories of customers, some of whose businesses may entail heightened levels of such risk. If any of these events are linked to the use of any of our products by our customers, claims could be brought against us by those customers, by governmental authorities, and by third parties who are injured or damaged as a result of such events. In addition, our reputation could be adversely affected by negative publicity surrounding such events regardless of whether or not claims against us are successful. While we maintain insurance coverage to mitigate a portion of this risk and may have recourse against our suppliers for losses arising out of defects in products procured from them, we could experience significant losses as a result of claims made against us to the extent adequate insurance is not in place, the products are manufactured by us or legal recourse against our suppliers is otherwise not available, or our insurers or suppliers are unwilling or unable to satisfy their obligations to us.

Our ability to successfully attract, develop, and retain qualified personnel to staff our selling locations could impact labor costs, sales at existing selling locations, and the successful execution of our growth drivers. Our success depends in part on our ability to attract, motivate, and retain a sufficient number of qualified employees, including inside and outside branch associates, Onsite managers, national account sales representatives, and support personnel, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high, particularly for less tenured employees. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned expansion of our various selling channels.

Interruptions in the proper functioning of information systems or the inability to maintain or upgrade our information systems, or convert to alternate systems in a timely and efficient manner, could disrupt operations, cause unanticipated increases in costs and/or decreases in revenues, and result in less efficient operations. The proper functioning of our information systems is critical to many aspects of our business and we could be adversely affected if we experience a disruption or data loss relating to our information systems and are unable to recover in a timely manner. Our information systems are protected with robust backup systems and processes, including physical and software safeguards and remote processing capabilities. Still, information systems are vulnerable to natural disasters, power losses, unauthorized access, telecommunication failures, and other problems. In addition, certain software used by us is licensed from, and certain services related to our information systems are provided by, third parties who could choose to discontinue their products or services or their relationship with us. It is also possible that we are unable to improve, upgrade, maintain, and expand our information systems. Our ability to process orders, maintain proper levels of inventories, collect accounts receivable, pay expenses, and maintain the security of company and customer data, as well as the success of our growth drivers, is dependent in varying degrees on the effective and timely operation and support of our information technology systems. If critical information systems fail or these systems or related software or services are otherwise unavailable, if we experience extended delays or unexpected expenses in securing, developing, and otherwise implementing technology solutions to support our growth and operations, or if certain insurance coverages are limited in their capabilities or affordability, it could adversely affect our profitability and/or ability to grow.

The ability to adequately protect our intellectual property or successfully defend against infringement claims by others may have an adverse impact on operations. Our business relies on the use, validity, and continued protection of certain proprietary information and intellectual property, which include current and future patents, trade secrets, trademarks, service marks, copyrights, and confidentiality agreements, as well as license and sublicense agreements to use intellectual property owned by affiliated entities or third parties. Unauthorized use of our intellectual property by others could result in harm to various aspects of the business and may result in costly and protracted litigation in order to protect our rights. In addition, we may be subject to claims that we have infringed on the intellectual property rights of others, which could subject us to liability, require us to obtain licenses to use those rights at significant cost, or otherwise cause us to modify our operations.

Cyber security incidents, or violations of data privacy laws and regulations, could cause us to experience certain operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings, or suffer damage to our reputation in the marketplace. The nature of our business requires us to receive, retain, and transmit certain personally identifying information that our customers provide to purchase products or services, register on our websites, or otherwise communicate and interact with us. While we have taken and continue to undertake significant steps to protect our customer and confidential information, a compromise of our data security systems or those of businesses with which we interact with could result in information related to our customers or business being obtained by unauthorized persons. We develop and update processes and maintain systems in an effort to try to prevent such unauthorized access, and have established and maintained disclosure controls and procedures that would permit us to make accurate and timely disclosures of any material event, including any cyber security event. The development and maintenance of these processes and systems are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Consequently, despite our efforts, the possibility of cyber security incidents cannot be eliminated entirely. There can be no assurance that we will not experience a cyber security incident that may materially impact our business. While we also seek to obtain assurances that third parties we interact with will protect confidential information, there is a risk the confidentiality of data held or accessed by third parties may be compromised. If a compromise of our data security were to occur, it could interrupt our operations, subject us to additional legal, regulatory, and operating costs, and damage our reputation in the marketplace. In addition, regulatory authorities have increased their focus on how companies collect, process, use, store, share, and transmit personal data. New privacy security laws and regulations, including the European Union General Data Protection Regulation 2016, the California Consumer Protection Act, and other similar privacy laws, pose increasingly complex compliance challenges, which may increase compliance costs, and any failure to comply with data privacy laws and regulations could result in significant penalties.

Changes in customer or product mix, downward pressure on sales prices, and changes in volume or timing of orders have caused and could continue to cause our gross profit percentage to fluctuate or decline in the future. Changes in our customer and product mix have caused our gross profit percentage to decline and could cause our gross profit percentage to further fluctuate or decline. For example, we have experienced a long-term increase in the proportion of our sales attributable to both non-fastener products and national accounts and Onsite customers. Non-fastener products typically have a lower gross profit percentage than fasteners because in many cases non-fastener products are less technical, have shorter supply chains, and are easier to transport. Similarly, national accounts and Onsite customers typically have a lower gross profit percentage than smaller customers by virtue of their scale, available business, and broader offering of products which typically have lower gross profit percentages. Whether and to what extent this adverse mix impact will result in a decline of our gross profit percentage in any given year will depend on the extent to which they are offset by positive impacts to gross profit percentage during such year. For instance, in 2022, we executed initiatives intended to drive key account penetration, which resulted in relative growth in our national account and Onsite customers and a decline in our gross profit percentage from customer mix. In contrast, the strength of the manufacturing economy in 2022 resulted in relatively faster growth in our more economically cyclical fastener product line over our non-fastener product lines, resulting in an increase in our gross profit percentage from product mix. Setting aside the circumstances of any given year or period, however, customer and product mix have contributed to the decline of our gross profit percentage over time and will likely continue to reduce our gross profit percentage into the foreseeable future. There are other variables that could cause our gross profit percentage to decline, including downward pressure on sales prices due to deflation, pressure from customers to reduce costs, or increased competition. We could experience reductions in the volume of purchases we make from our suppliers, which could reduce supplier volume allowances. We may not be able to pass higher product costs along to customers if those customers have ready product or supplier alternatives in the marketplace.

Failure to implement an effective Environmental, Social, and Governance (ESG) strategy could result in financial losses or a tarnished corporate reputation. Customers, suppliers, employees, community partners, shareholders, and regulatory agencies are increasingly scrutinizing our ESG disclosures and practices and factoring the social impact of our policies and practices into whether and how they engage with us. Our ability to achieve any ESG objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include:

- the availability and cost of low- or non-carbon-based energy sources;
- the evolving regulatory requirements affecting ESG standards or disclosures;
- the availability of suppliers that can meet sustainability, diversity, and other ESG standards that we may set;
- the availability of effective and acceptable emission offset technologies or strategies in the event such tools will be necessary to achieve overall emission reduction and mitigation goals;
- our ability to recruit, develop, and retain diverse talent in our labor markets; and
- the success of our organic growth and acquisitions and dispositions of businesses or operations.

Furthermore, increasing reporting and operating regulations around ESG matters may result in higher operating expenses and/or capital expenditures that could reduce our profitability and/or cash flow.

An actual or perceived inability to satisfactorily address the concerns and disclosure expectations of our stakeholders could adversely affect our corporate reputation, image, identity, brand equity, and status, which could hurt our ability to retain and acquire customers and employees, lead to penalties for non-compliance, and/or negatively impact the price performance of our common stock.

Our operating and administrative expenses could grow more rapidly than net sales which could result in failure to achieve our goals related to leveraging revenue growth into higher net earnings. Over time, we have generally experienced an increase in our operating and administrative expenses, including costs related to payroll, occupancy, freight, and information technology, among others, as our net sales have grown. However, historically, a portion of these expenses has not increased at the same rates as net sales, allowing us to leverage our growth and sustain or expand our operating profit margins. There are various scenarios where we may not be able to continue to achieve this leverage as we have been able to do in the past. For instance, it is typical that when demand declines, most commonly from cyclical or general market factors (though it could be due to customer losses or some other company-specific event), our operating and administrative expenses do not fall as quickly as net sales. It is also possible that in the future we will elect to make investments in operating and administrative expenses that would result in costs growing faster than net sales. In addition, market variables, such as labor rates, energy costs, legal costs, and health care costs, could move in such a way as to cause us to not be able to manage our operating and administrative expenses in a way that would enable us to leverage our revenue growth into higher net earnings. Should any of these scenarios, or a combination of them, occur in the future, it is possible that our operating and pre-tax profit margins could decline even if we are able to grow revenue.

We may be unable to meet our goals regarding the growth drivers of our business. Our sales growth is dependent primarily on our ability to attract new customers and increase our activity with existing customers within North America and abroad. In recent years, we have increased the resources devoted to developing a multi-dimensional, differentiated service offering, including our Digital Footprint (which incorporates our FMI and e-procurement capabilities), Onsites, national accounts, international capabilities, and process and consumption analytics. While we have taken steps to build momentum in the growth drivers of our business, we cannot assure you those steps will lead to sales growth. Failure to achieve any of our goals regarding our Digital Footprint, Onsites, national accounts, international capabilities, analytics, or other growth drivers could negatively impact our long-term sales and profit growth. For instance, a lack of customer access during the COVID-19 pandemic in 2020 and 2021 resulted in signings of Onsites and FMI devices, both important indicators of future sales growth, being below target levels for those years, which had adverse implications on sales growth in 2022. In addition, failure to identify appropriate targets for the growth drivers of our business or failure to persuade the appropriate targets to adopt these offerings once identified may adversely impact our internally developed and/or externally communicated deployment objectives.

The ability to identify new products and product lines, and integrate them into our selling locations and distribution network, may impact our ability to compete, our ability to generate additional sales, and our profit margins. Our success depends in part on our ability to develop product expertise at the selling location level and identify future products and product lines that complement existing products and product lines and that respond to our customers' needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products. In addition, our ability to integrate new products and product lines into our branches and distribution network could impact sales and profit margins.

Our competitive advantage in FMI solutions, which includes industrial vending (FASTVend) and bin stock (FASTStock and FASTBin) tools could be eliminated and, in the case of FASTVend, the loss of key suppliers of equipment and services could be impactful and result in failure to deploy devices. Certain circumstances could lead to a short-term inability to promote and/or install our FMI solutions. We believe we have a competitive advantage in industrial vending and bin stock due to our hardware and software, our local branch presence (allowing us to service devices and bins more rapidly and with less burden on our customers), our depth of products that lend themselves to being dispensed through industrial vending devices or bin stocks, and, in North America, our distribution strength. These advantages have developed over time; however, other competitors could respond to our expanding industrial vending and bin stock position with highly competitive platforms of their own. Such competition could negatively impact our ability to expand our industrial vending and bin stock tools or negatively impact the economics of that business. In addition, we currently rely on a limited number of suppliers for the vending devices used in our FASTVend platform. While devices, software, and services can be obtained from other sources, loss of our current suppliers could be disruptive and could result in our failure to meet short- or long-term goals related to the numbers of FASTVend devices we are able to deploy. Certain circumstances may reduce short-term customer receptivity to adopting our FMI services. For instance, when economic activity slows, some customers may prioritize managing existing operations over adopting new technologies until business circumstances change. For instance, in 2020 and 2021 we experienced a slowdown in the signing of FMI devices as customers limited access to decision-makers and facilities to minimize risks related to the COVID-19 pandemic.

Failure to maintain an effective system of internal controls over business processes and/or financial reporting could materially impact our business and results. Company management is responsible for establishing and maintaining effective internal controls designed to provide reasonable assurance regarding the achievement of objectives relating to operations, reporting, and compliance. Any system of internal controls, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a system of controls must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all systems of internal controls, internal controls over business processes and financial reporting may not prevent or detect fraud or misstatements. Any failure to maintain an effective system of internal controls over business processes and financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud, and could expose us to litigation, economic loss, or adversely affect the market price of our common stock.

Our inability to attract or transition key executive officers may divert the attention of other members of our senior leadership and adversely impact our existing operations. Our success depends on the efforts and abilities of our key executive officers and senior leadership. In the event of voluntary or involuntary vacancies in our executive team in the future, the extent to which there is disruption in the oversight and/or leadership of our business will depend on our ability to either transition internal, talented individuals or recruit suitable replacements to serve in these roles. In addition, difficulties in smoothly implementing any transition to new members of our executive team, or recruiting suitable replacements, could divert the attention of other members of our senior leadership team from our existing operations.

We may not be able to compete effectively against traditional or non-traditional competitors, which could cause us to lose market share or erode our gross and/or operating income profit and/or percentage. The industrial, construction, and maintenance supply industry, although slowly consolidating, still remains a large, fragmented, and highly competitive industry. Our current or future competitors may include companies with similar or greater market presence, name recognition, and financial, marketing, technological, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, technological advancements, and services. Increased competition from brick-and-mortar retailers could cause us to lose market share, reduce our prices, or increase our spending. Similarly, the emergence of online retailers, whether as extensions of our traditional competition or in the form of major, non-traditional competitors, could result in easier and quicker price discovery and the adoption of aggressive pricing strategies and sales methods. These pressures could have the effect of eroding our gross and/or operating income profit and/or percentage over time.

We may not be successful in integrating acquisitions and achieving intended benefits and synergies. Historically, the vast majority of our growth has been organic. However, we have completed several acquisitions over the last decade and expect to continue to pursue strategic acquisitions that we believe will either expand or complement our business in new or existing markets or further enhance the value and offerings we are able to provide to our existing or future potential customers. Acquisitions involve numerous risks and challenges, including, among others, a risk of potential loss of key employees of an acquired business, inability to achieve identified operating and financial synergies anticipated to result from an acquisition, diversion of our capital and our management's attention from other business issues, and risks related to the integration of the acquired business including unanticipated changes in our business, our industry, or general economic conditions that affect the assumptions underlying the acquisition. Any one or more of these factors could cause us to not realize the benefits anticipated to result from the acquisitions.

Equity Risks

Our stock price will fluctuate, and at times these fluctuations may be volatile. The prices of markets and individual equities tend to fluctuate. These fluctuations commonly reflect events, many of which may be fully or partially outside of our control, that may change investor's perception of our future earnings growth prospects, including changes in economic conditions, ability to execute business strategy, the impacts of public policy, investor sentiment, competitive dynamics, and many other factors. While the sources of stock price fluctuation can be common across companies, the magnitude of these fluctuations can vary for different companies. This is commonly measured by beta, which is an individual stock's volatility in relation to the overall market. Our stock price has traditionally had a high beta value, which means fluctuations in the price of our shares will often be sharper than what is experienced by broader market indices. We can provide no assurance that the above-average historical volatility of our stock versus the broader market will moderate. Volatility in our stock price could also result in the filing of securities class action litigation, which could result in substantial costs and the diversion of our management's time, attention, and resources.

There can be no assurance that our stock price will continue to reflect the current multiple of earnings over time. Stock prices, including ours, are commonly thought to be a function of earnings compounded by a multiple. This is often referred to as a price-to-earnings (P/E) ratio. Historically, investors have given our earnings a higher multiple, or premium, than is typical of the broader industrial sector of which we are typically associated. We believe we have earned this premium by virtue of a long history of superior growth, profitability, and returns. However, to the extent that we fail to successfully execute our growth strategies and/or poorly navigate the risks that surround our business, including those described throughout this section, or to the extent our industry (industrial distribution, or industrial stocks in general) loses favor in the marketplace, there can be no assurance that investors will continue to afford a premium multiple to our earnings which could adversely affect our stock price.

We cannot provide any guaranty of future dividend payments or that we will continue to purchase shares of our common stock pursuant to our share purchase program. Although our board of directors has historically authorized the payment of quarterly cash dividends on our common stock and indicated an intention to do so in the future, there are no assurances that we will continue to pay dividends in the future or continue to increase dividends at historic rates. In addition, although our board of directors has authorized share purchase programs and we purchased shares in 2022, 2020, and prior years through these programs, we may discontinue doing so at any time. Any decision to continue to pay quarterly dividends on our common stock, to increase those dividends, or to purchase our common stock in the future will be based upon our financial condition and results of operations, the price of our common stock, credit conditions, and such other factors as are deemed relevant by our board of directors.

General Economic and Operating Risks

Operational Risks

A downturn in the economy or in the principal markets served by us and other factors may affect customer spending, which could harm our operating results. In general, our sales are the result of planned and unplanned customer spending on products used in production of final goods, infrastructure construction, and/or the maintenance of facilities. This spending is affected by many factors, including, among others:

- general business conditions,
- business conditions in our principal markets,
- changes in the value of local currencies relative to our functional currency, the United States dollar,
- interest rates,
- inflation,
- liquidity in credit markets,
- taxation,
- government regulations and actions,
- energy and fuel prices and electrical power rates,
- unemployment trends,
- terrorist attacks and acts of war,
- impact of higher sustained global temperatures (global warming),
- acts of God, which may include, but are not limited to, weather events, earthquakes, pandemics, etc., and
- other matters that influence customer confidence and spending.

A downturn in either the national or local economies where we operate, or in the principal markets served by us, or changes in any of the other factors described above, could negatively impact sales at our in-market locations, sales through our other selling channels, and the level of profitability of those in-market locations and other selling channels.

In 2022, we experienced a weakening in the value of many local currencies relative to the United States dollar. As a result, in certain international markets our relatively healthy local currency sales were weak or weakened in certain international markets when reported in our functional currency. This was particularly pronounced in Europe. In 2022, a loosening of China's "zero tolerance" COVID-19 domestic policy, and the resulting surge in infections, caused a weakening in local currency results in our Chinese and Southeast Asian markets. In 2022, the Russo-Ukrainian war adversely affected European energy markets and business activity, resulting in a weakening of sales growth in local currency for our Continental European business unit.

Products manufactured in foreign countries may cease to be available, which could adversely affect our inventory levels and operating results. We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, and other foreign countries. Our suppliers could discontinue or experience disruption in selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or our suppliers' control, including foreign government regulations, domestic government regulations, disruption in trade relationships and agreements, political unrest, war, disease, labor availability, or change in local economic conditions. Additionally, the shipment of goods from foreign countries could be delayed by container shipping companies encountering financial, capacity, or other difficulties. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier or shipper who is unwilling or unable to satisfy our requirements with another supplier or shipper providing products and services of comparable quality and utility. We experienced this in 2021 and 2022, as a strong recovery in global product demand following the COVID-19 pandemic created disruptions due to a shortage of shipping capacity and the effect of labor capacity restraints on the ability to produce sufficient goods in a timely manner. We and our customers experienced a shortage of certain products and elevated transportation costs as a result.

Trade policies could make sourcing product from overseas more difficult and/or more costly, and could adversely impact our gross and/or operating profit percentage. We source a significant amount of the products we sell from outside of North America, primarily Asia. We have made significant structural investments over time to be able to source both directly from Asia through our wholly-owned, Asia-based subsidiary, FASTCO Trading Co., Ltd. and indirectly from suppliers that procure product from international sources. This was initially necessary due to the absence of significant domestic fastener production, but over time we have expanded our non-fastener sourcing as well, and at this time it may be difficult to adjust our sourcing in the short term. In light of this, changes in trade policies could affect our sourcing operations, our ability to secure sufficient product to serve our customers and/or impact the cost or price of our products, with potentially adverse impacts on our gross and operating profit percentages and financial results. China represents a significant source of product for North America. In addition, we move and source products within North America. Any trading disruption (tariffs, product restrictions, etc.) between Canada, the United States, and Mexico, or disruption in their respective trading relationships with other nations can adversely impact our business. There can be no assurances that these disruptions will not continue or increase in the future, with the previously mentioned countries or additional countries with which we do business. The degree to which these changes in the global marketplace affect our financial results will be influenced by the specific details of the changes in trade policies, their timing and duration, and our effectiveness in deploying tools to address these issues.

Changes in energy costs and the cost of raw materials used in our products could impact our net sales, cost of sales, gross profit percentage, distribution expenses, and occupancy expenses, which may result in lower operating income. Our suppliers can experience significant fluctuation over time in the cost of raw materials (e.g., steel, plastic, etc.) used to produce their products. They can also experience significant fluctuation in the cost of energy consumed in their production processes and in the cost of fuel consumed to transport their products. These suppliers typically look to pass their increased costs along to us through price increases. We also consume energy and fuel in our own operations, and can experience direct and significant fluctuation in our own costs. Increases in the cost of fuel or raw materials could be damaging to us, decreases in those costs, particularly if severe, could also adversely impact us by creating deflation in selling prices, which could cause our gross profit to decline, or by negatively impacting customers in certain industries, which could cause our sales to those customers to decline. Failure to fully pass any such increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating income. We experienced resource inflation in 2021 and 2022, as a strong recovery in global demand following the COVID-19 pandemic created tightness in the market for certain raw materials and energy. This caused our company and our suppliers to increase product prices to address higher input costs.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase the cost of purchasing products and impact our foreign sales. Given that we were founded and remain based in the United States and that we are publicly-traded in the United States, we report our results based on the United States dollar. Because the functional currency related to most of our non-United States operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business. Fluctuations in the relative strength of foreign economies and their related currencies could adversely impact our ability to procure products at competitive prices and our foreign sales. Historically, our primary exchange rate exposure has been with the Canadian dollar. There can be no assurance that currency exchange rate fluctuations with the Canadian dollar and other foreign currencies will not adversely affect our results of operations, financial condition, and cash flows. While the use of currency hedging instruments may provide us with protection from adverse fluctuations in currency exchange rates, we are not currently using these instruments and we have not historically hedged this exposure. If we decide to do so in the future, we could potentially forego the benefits that might result from favorable fluctuations in currency exchange rates.

Our current estimates of total market potential as well as the market potential of our business strategies could be incorrect. We believe we have a significant opportunity for growth based on our belief that North American market demand for the products we sell is estimated to exceed $140 billion. This figure is not derived from an independent organization or data source that aggregates and publishes widely agreed-upon demand and market share statistics. Instead, we have identified this figure based on our own experience in the marketplace for our products and by evaluating estimates from other sources. If we have overestimated the size of our market, and in doing so, underestimated our current share of it, the size of our opportunity for growth may not be as significant as we currently believe. Similarly, we have provided estimates of the opportunities we have with some of our specific growth strategies, such as FMI solutions and Onsite locations. Within North America, we believe the potential market opportunity for industrial vending is approximately 1.7 million devices and we have identified over 12,000 customer locations with the potential to implement our Onsite service model within our traditional manufacturing and construction customer base. We have identified additional markets, such as government, healthcare, and academia, and geographies into which we can sell our FMI solutions, which would increase the number of identified potential FMI solutions or customer locations. However, our presence in emerging markets and geographies is not as established as is the case in our traditional markets and geographies, which could extend the sales cycle. Similar to the case for total market size, we use our own experience and data to arrive at the size of these potential opportunities and not independent sources. These estimates are based on our business model today, and the introduction or expansion of other business strategies, such as on-line retailing, could cause them to change. In addition, the market potential of a particular business strategy may vary from expectations due to a change in the marketplace (such as changes in customer concentration or needs), a change in the nature of that business strategy, or weaker than anticipated acceptance by customers of that business strategy. We cannot guarantee that our market potential estimates are accurate or that we will ultimately decide to expand our industrial vending or Onsite service models as we anticipate to reach the full market opportunity.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our market share, gross profit, and operating income. The industrial, construction, and maintenance supply industry in North America is consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers, or as competitors with new business models are willing and able to operate with lower gross profit on select products. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer suppliers as the remaining suppliers become larger and capable of being a consistent source of supply.

There can be no assurance we will be able in the future to take effective advantage of the trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain our current gross profit and operating income. Furthermore, as our industrial customers face increased foreign competition, and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share.

The occurrence of a widespread public health crisis, including COVID-19, could have a material adverse effect on our business, results of operations, and financial condition. A public health crisis, if sufficiently widespread as to affect economic activity, could negatively impact our business. To the extent that efforts to mitigate the effects of the crisis result in a reduction in demand, inefficiencies due to workplace accommodations, reduced availability of personnel, supply chain disruption, or constraints on product availability, among other difficulties, our financial condition could be negatively impacted. In any such event, the severity, duration, and extent of the crisis can be difficult to predict, which can make it difficult to predict or anticipate the magnitude and length of the impact on our sales, profits, and/or cash flow. We experienced these effects with the onset of the COVID-19 pandemic in early 2020, when government authorities and our customers imposed facility closures, work-from-home orders, social distancing protocols, and/or other restrictions in an effort to mitigate the effects on global societies. These actions had both positive effects (strong sales of safety and sanitation supplies to government, healthcare, and warehousing customers) and negative effects (weak sales to industrial and construction customers as well as disruption in signings of Onsites and FMI devices). COVID-19 did not have any meaningful direct impact on our financial results in 2022. However, COVID-19 infections continue in most societies in which we operate, and we cannot predict the severity and duration of additional outbreaks, new variants of the virus, or the future availability of effective medical treatments and vaccines. We also cannot predict the severity or duration of the net financial impact of COVID-19 or any other public health event on our operating results.

Inclement weather and other disruptions to the transportation network could adversely impact our distribution system and demand for our products. Our ability to provide efficient distribution of core business products to our branch network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

Legal, Regulatory, and Compliance Risks

Our business is subject to a wide array of operating laws and regulations in every jurisdiction where we operate. Compliance with these laws and regulations increases the cost of doing business and failure to comply could result in the imposition of fines or penalties, damage to our reputation, or the termination of contracts. We are subject to a variety of laws and regulations including without limitation import and export requirements, anti-bribery and corruption laws, product compliance laws, environmental laws, foreign exchange controls and cash repatriation restrictions, advertising regulations, data privacy (including in the U.S., the California Consumer Privacy Act, and in the European Union, the General Data Protection Regulation 2016, with interpretations varying from state to state and country to country) and cyber security requirements (including protection of information and incident responses), regulations on suppliers regarding the sources of supplies or products, labor and employment laws, and anti-competition regulations. In addition, as a supplier to federal, state, and local government agencies, we must comply with certain laws and regulations relating specifically to the formation, administration, and performance of our governmental contracts. We are also subject to governmental audits and inquiries in the normal course of business. Ongoing audit activity and changes to the legal and regulatory environments could increase the cost of doing business, and such costs may increase in the future as a result of changes in these laws and regulations or in their interpretation. While we have implemented policies and procedures designed to facilitate compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations, or our policies. Any such violations could result in the imposition of fines and penalties, damage to our reputation, and, in the case of laws and regulations relating specifically to governmental contracts, the loss of those contracts.

Tax laws and regulations require compliance efforts that can increase our cost of doing business and changes to these laws and regulations could impact financial results. We are subject to a variety of tax laws and regulation in the jurisdictions in which we operate. Maintaining compliance with these laws can increase our cost of doing business and failure to comply could result in audits or the imposition of fines or penalties. Further, our future effective tax rates in any of these jurisdictions could be affected, positively or negatively, by changing tax priorities, changes in statutory rates, and/or changes in tax laws or the interpretation thereof. In 2022, the Inflation Reduction Act was passed which contained tax-related provisions. We do not anticipate any meaningful near-term impact to our tax rates from the legislation.

Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition. U.S. generally accepted accounting principles (GAAP) and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as asset impairment, inventories, lease obligations, self-insurance, vendor allowances, tax matters, business combinations, and legal matters, are complex and involve many subjective assumptions, estimates, and judgments. Changes in accounting standards or their interpretation or changes in underlying assumptions, estimates or judgments, could significantly change our reported or expected financial performance or financial condition. The implementation of new accounting standards could also require certain systems, internal process, internal control, and other changes that could increase our operating costs.

Credit and Liquidity Risks

Tight credit markets could impact our ability to obtain financing on reasonable terms or increase the cost of existing or future financing and interest rate fluctuations could adversely impact our results. As of December 31, 2022, we had $555.0 of outstanding debt obligations, of which $330.0 is in the form of senior unsecured promissory notes issued under our master note agreement (the Master Note Agreement), while $225.0 is in the form of loans outstanding under our revolving credit facility (the Credit Facility). Loans under the Credit Facility generally bear interest at a rate per annum equal to Daily Simple Secured Overnight Financing Rate (SOFR) and mature on September 28, 2027. The notes issued under our Master Note Agreement consist of six series and are described in further detail in Note 9 of the Notes to Consolidated Financial Statements in this Form 10-K.

We currently have the capacity under our Credit Facility and Master Note Agreement to increase borrowings in the future to finance stock purchases, dividends, capital expenditures, working capital additions, acquisitions, or other investments. Should we seek to increase our borrowings during periods of volatility and disruption in the United States credit markets, financing may become more costly and more difficult to obtain. This was not a material consideration in 2022. However, during any future periods of credit market volatility, the cost of servicing any existing balances on our Credit Facility at that time could increase due to the SOFR-based interest rate provided for under our Credit Facility.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

Note – Information in this section is as of December 31, 2022, unless otherwise noted.

We own, and in some cases, lease, the following facilities, excluding selling locations:

Location	Purpose	Leased	Tote Locations (ASRS) [1]	Approximate Square Feet
Winona, Minnesota	Distribution center and home office		246,000	331,000
Indianapolis, Indiana	Distribution center		547,000 [2]	1,078,000
Akron, Ohio	Distribution center		103,000	188,000
Scranton, Pennsylvania	Distribution center		104,000	187,000
Denton, Texas	Distribution center [3]		41,000 [4]	206,000
Atlanta, Georgia	Distribution center		77,000	252,000
Seattle, Washington	Distribution center		140,000	238,000
Modesto, California	Distribution center and manufacturing facility		69,000	328,000
Salt Lake City, Utah	Distribution center and packaging facility (three buildings)	X	—	153,000
High Point, North Carolina	Distribution center (two buildings) [5]		132,000	829,000
Kansas City, Kansas	Distribution center		170,000	462,000
Jackson, Mississippi	Distribution center		—	271,000
Kitchener, Ontario, Canada	Distribution center		128,000	242,000
Edmonton, Alberta, Canada	Distribution center	X	—	38,000
Apodaca, Nuevo Leon, Mexico	Distribution center	X	—	46,000
Dordrecht, Netherlands	Distribution center	X	—	38,000
Shanghai, China	Local re-distribution center	X	—	15,000

[1]   Total number of tote locations for small parts storage included in facilities with an ASRS.

[2]   This property contains an ASRS with capacity of 52,000 pallet locations, in addition to the 547,000 tote locations for small parts.

[3]   Approximately 30,000 square feet is leased space for distribution related activities. In 2022, we began a project to add square footage and add additional ASRS to this property.

[4]   This facility contains an ASRS with capacity of 14,000 pallet locations, in addition to the 41,000 tote locations for small parts.

[5]   In December 2018, we purchased an additional distribution center in High Point, North Carolina with approximately 750,000 total square feet. Approximately 395,000 square feet will be leased by the building's previous owner until December 2024. We currently utilize approximately 355,000 square feet for distribution activities.

We also own, and in some cases, lease, the following support facilities, excluding selling locations:

Location	Purpose	Leased	Approximate Square Feet
Winona, Minnesota	Manufacturing facility		121,000
Indianapolis, Indiana	Manufacturing facility		198,000
Houston, Texas	Manufacturing facility		122,000
Wallingford, Connecticut	Manufacturing facility		177,000
Rockford, Illinois	Manufacturing facility		101,000
Johor, Malaysia	Manufacturing facility		30,000
Brno-Lisen, Czech Republic	Manufacturing facility	X	20,000
Leeds, United Kingdom	Manufacturing facility	X	28,000
Winona, Minnesota	Multiple facilities for office space, storage, and packaging operations		421,000
Bangalore, India	International information technology office	X	45,000

In addition, we own 157 buildings that house our in-market locations in various cities throughout North America.

All other buildings we occupy are leased. Leased branches range from approximately 3,000 to 20,000 square feet, with lease terms of up to 120 months (most initial lease terms are for 36 to 60 months).

We currently own land for future distribution center expansion and development. If economic conditions are suitable in the future, we will consider purchasing branch locations to house our older branches. It is anticipated the majority of new branch locations will continue to be leased. It is our policy to negotiate relatively short lease terms to facilitate relocation of particular branch operations, when desirable. Our experience has been that there is sufficient space suitable for our needs and available for leasing.

ITEM 3. LEGAL PROCEEDINGS

A description of our legal proceedings, if any, is contained in Note 10 of the Notes to Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Data

Dollar amounts in this section are stated in whole numbers.

Our shares are traded on The Nasdaq Stock Market under the symbol 'FAST'. As of January 20, 2023, there were approximately 1,000 record holders of our common stock, which include nominees or broker dealers holding stock on behalf of an estimated 424,000 beneficial owners.

Issuer Purchases of Equity Securities

The table below sets forth information regarding purchases of our common stock during each of the last three months of 2022:

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [1]
October 1-31, 2022	2,000,000	$46.62	2,000,000	6,200,000
November 1-30, 2022	0	$0.00	0	6,200,000
December 1-31, 2022	0	$0.00	0	6,200,000
Total	2,000,000	$46.62	2,000,000	6,200,000

[1]   As of December 31, 2022, we had remaining authority to repurchase 6,200,000 shares under the July 12, 2022 authorization. This authorization does not have an expiration date.

Purchases of shares of our common stock, if applicable, are described later in this Form 10-K under the heading 'Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations'.

Fastenal Company Common Stock Comparative Performance Graph

Set forth below is a graph comparing, for the five years ended December 31, 2022, the yearly cumulative total shareholder return on our common stock with the yearly cumulative total shareholder return of the S&P 500 Index and the Dow Jones US Industrial Suppliers Index.

The comparison of total shareholder returns in the performance graph assumes that $100 was invested on December 31, 2017 in Fastenal Company, the S&P 500 Index, and the Dow Jones US Industrial Suppliers Index, and that dividends were reinvested when and as paid.

Comparison of Five-Year Cumulative Total Return Among Fastenal Company, the S&P 500 Index, and the Dow Jones US Industrial Suppliers Index



	2017	2018	2019	2020	2021	**2022**
Fastenal Company	$ 100.00	98.43	142.76	194.97	261.33	**197.72**
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	**156.88**
Dow Jones US Industrial Suppliers Index	100.00	97.58	129.03	163.14	217.97	**189.21**

Note - The graph and index table above were obtained from Zacks SEC Compliance Services Group.

ITEM 6.   RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying consolidated financial statements and should be read in conjunction with those consolidated financial statements. This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons for the current year and the prior year. Discussions of 2020 items can be found in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' in Part II, Item 7 of our annual report on Form 10-K for the fiscal year ended December 31, 2021.

Business and Operational Overview

Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of approximately 3,300 in-market locations. Most of our customers are in the manufacturing and non-residential construction markets. The manufacturing market includes sales of products for both original equipment manufacturing (OEM), where our products are consumed in the final products of our customers, and manufacturing, repair and operations (MRO), where our products are consumed to support the facilities and ongoing operations of our customers. The non-residential construction market includes general, electrical, plumbing, sheet metal, and road contractors. Other users of our products include farmers, truckers, railroads, oil exploration companies, oil production and refinement companies, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our branches, Onsite locations, and customers are primarily located in North America, though we continue to grow our non-North American presence as well.

It is helpful to appreciate several aspects of our marketplace: First, it is big. We estimate the North American marketplace for industrial supplies is in excess of $140 billion per year (and we have expanded beyond North America) and no company has a significant portion of this market. Second, many of the products we sell are individually inexpensive, but the cost and time to manage, procure, and transport these products can be quite meaningful. Third, many customers prefer to reduce their number of MRO and OEM suppliers to simplify their business, while also utilizing various technologies and models (including our local branches when they need something quickly or unexpectedly) to improve availability and reduce waste. Lastly, we believe the markets are efficient. In our view, this means that companies that grow market share are those that develop differentiated capabilities that provide the greatest value to the customer.

Our approach to addressing these aspects of our marketplace is captured in our tagline *Where Industry Meets Innovation*™. The concept of growth is simple: find more customers every day and increase our activity with them. However, execution is hard work. First, we recruit service-minded individuals to support customers and empower them to operate in a decentralized fashion to maximize their flexibility to solve customer problems. We support these customer-facing resources with a supply chain capability that is speedy, efficient, and cost-effective. This has formed the foundation of our high-touch model since inception. Second, we invest in, develop, and deploy capabilities that allow us to illuminate and provide greater control over a customer's supply chain. These capabilities range from service models that take advantage of our local presence and/or our ability to more efficiently manage complex procurement needs, to hardware and software technologies that promote actionable data capture, improve operating efficiencies and reduce supply chain risk. Third, we strive to generate strong profits, which produce the cash flow necessary to support our growth, our product and technology development, and the needs of our customers.

The ultimate aim of this 'high-tech, high-touch' approach to gaining market share is to allow us to get closer to our customers, going so far as to be right to the point of consumption within customers' facilities. Marrying our presence, capabilities and technologies deepens our relationships and our understanding of our customers' day-to-day opportunities and obstacles. This, in turn, enhances our ability to provide innovative and comprehensive solutions to our customers' challenges. By doing these things every day, Fastenal remains a growth-centric organization.

Executive Overview

The following table presents a performance summary of our results of operations for the periods ended December 31:

	2022	2021	YOY Change	2020	YOY Change
Net sales	$6,980.6	6,010.9	16.1%	$5,647.3	6.4%
Business days	254	253		255	
Daily sales	$ 27.5	23.8	15.7%	$ 22.1	7.3%
Gross profit	$3,215.8	2,777.2	15.8%	$2,567.8	8.2%
% of net sales	*46.1%*	*46.2%*		*45.5%*	
Operating and administrative expenses	$1,762.2	1,559.8	13.0%	$1,426.0	9.4%
% of net sales	*25.2%*	*26.0%*		*25.3%*	
Operating income	$1,453.6	1,217.4	19.4%	$1,141.8	6.6%
% of net sales	*20.8%*	*20.3%*		*20.2%*	
Earnings before income taxes	$1,440.0	1,207.8	19.2%	$1,132.7	6.6%
% of net sales	*20.6%*	*20.1%*		*20.1%*	
Net earnings	$1,086.9	925.0	17.5%	$ 859.1	7.7%
Diluted net earnings per share	$ 1.89	1.60	17.8%	$ 1.49	7.4%

We would characterize 2022 as reflecting the normalization of the business cycle relative to the pandemic-impacted years of 2020 and 2021. While we did experience some slowing in business activity over the course of the year, customer demand was generally healthy throughout, resulting in good unit growth. Incremental pricing from actions taken at the end of 2021 and the start of 2022 further contributed to our growth, though over the course of the year we saw the inflationary pressures and supply chain constraints that catalyzed our pricing actions largely dissipate. This normalization in business activity also resulted in improved signings of Onsites and FMI devices, which approached pre-pandemic levels. These factors more than offset challenges in our smaller non-North American markets, where the effects of the Russo-Ukrainian War and China's evolving COVID-19 policies weighed on growth. This growth, combined with improvements to our efficiency stemming from growth in our Digital Footprint and changes to our go-to-market strategies, allowed us to expand our operating margins in the period.

The table below summarizes our absolute and full-time equivalent (FTE; based on 40 hours per week) employee headcount, our investments in in-market locations (defined as the sum of the total number of branch locations and the total number of active Onsite locations), and weighted FMI devices at the end of the periods presented and the percentage change compared to the end of the prior period.

	Q4 2022	Q4 2021	Twelve-month % Change
In-market locations - absolute employee headcount	13,410	12,464	7.6%
In-market locations - FTE employee headcount	12,017	11,337	6.0%
Total absolute employee headcount	22,386	20,507	9.2%
Total FTE employee headcount [(1)]	19,854	18,334	8.3%
Number of branch locations	1,683	1,793	-6.1%
Number of active Onsite locations	1,623	1,416	14.6%
Number of in-market locations	3,306	3,209	3.0%
Weighted FMI devices (MEU installed count) [(2)]	102,151	92,874	10.0%

[(1)] Due to a calculation error, organizational support personnel was overstated by 36 FTE in the fourth quarter of 2021, with total non-selling FTE and total FTE being overstated by the same amount. These figures have been corrected in this Form 10-K. Adjusting for this error, total FTE in 2021 would have been down by an additional 0.2% for year-to-date growth.

[(2)] This number excludes approximately 6,500 non-weighted devices that are part of our locker lease program.

During the last twelve months, we increased our total FTE employee headcount by 1,520. This reflects an increase in our in-market and non-in-market selling FTE employee headcount of 1,063 to support growth in the marketplace and sales initiatives targeting customer acquisition. We had an increase in our distribution center FTE employee headcount of 231 to support increasing product throughput at our facilities and to expand our local inventory fulfillment terminals (LIFTs). We had an increase in our remaining FTE employee headcount of 226 that relates primarily to personnel investments in information technology, manufacturing, and operational support, such as purchasing and product development.

We opened one branch in the fourth quarter of 2022 and closed 34, net of conversions. We activated 76 Onsite locations in the fourth quarter of 2022 and closed 20, net of conversions. In 2022, we opened 12 branches and closed 122, net of conversions. In 2022, we activated 306 Onsite locations and closed 99, net of conversions. In any period, the number of closings tends to reflect normal churn in our business, whether due to redefining or exiting customer relationships, the shutting or relocation of customer facilities that host our locations, or a customer decision, as well as our ongoing review of underperforming locations. Our in-market network forms the foundation of our business strategy, and we will continue to open or close locations as is deemed necessary to sustain and improve our network, support our growth drivers, and manage our operating expenses.

CURRENT YEAR RESULTS ENDED 2022

Results of Operations

The following sets forth consolidated statements of earnings information (as a percentage of net sales) for the periods ended December 31:

	2022	2021
Net sales	100.0%	100.0%
Gross profit	46.1%	46.2%
Operating and administrative expenses	25.2%	26.0%
Operating income	20.8%	20.3%
Net interest expense	-0.2%	-0.2%
Earnings before income taxes	20.6%	20.1%

Note – Amounts may not foot due to rounding difference.

Net Sales

Note – Daily sales are defined as the total net sales for the period divided by the number of business days (in the United States) in the period. The table below sets forth net sales and daily sales for the periods ended December 31, and changes in such sales from the prior period to the more recent period:

	2022	2021
Net sales	$ 6,980.6	6,010.9
Percentage change	16.1%	6.4%
Business days	254	253
Daily sales	$ 27.5	23.8
Percentage change	15.7%	7.3%
Daily sales impact of currency fluctuations	-0.5%	0.6%

The increase in net sales noted above for 2022 was due to higher unit sales of MRO and OEM supplies to traditional manufacturing and construction customers and higher pricing as further set forth below.

Higher unit sales in 2022 were a result of healthy economic activity throughout the period, though we did observe some moderation in demand as the year progressed. This moderation in demand, combined with more difficult year-over-year comparisons as the year progressed, produced daily sales growth of 18.1% in the first half of 2022, daily sales growth of 13.3% in the second half of 2022, and daily sales growth of 8.0% in December 2022. Growth was led by our manufacturing customers, with particular strength in markets involved with commodity and capital goods production. Our non-residential construction customers grew on an annual basis, but turned slightly negative in the fourth quarter. We believe the relative underperformance of this customer category reflects deliberate shifts in our branch strategy that de-emphasized walk-in and over-the-counter transactions.

We also experienced a normalization in other aspects of the operating environment in 2022, specifically the dissipation or moderation over the course of the year of product and transportation inflation, supply chain disruption, and labor market constraints. This affected two aspects of our growth during the period.

First, price contributed 540 to 570 basis points to our net sales growth in 2022. However, as inflationary pressures eased and product availability improved, the need for aggressive pricing actions declined. The absence of such actions combined with more difficult year-over-year comparisons as the year progressed resulted in the contribution from price to net sales growth moderating, from averaging 620 to 650 basis points in the first half of 2022, to averaging 450 to 480 basis points in the second half of 2022 and to averaging 350 to 380 basis points in the fourth quarter of 2022.

Second, as inflationary pressures and supply chain constraints became more predictable and manageable and then largely dissipated, it allowed our customers to shift from short-term business management to long-term strategic planning. This, in turn, provided us more opportunities to engage with customers over our key growth drivers, including Onsite and FMI. As a result, while we did not reach the signings goals we had set out at the start of the year, we saw a meaningful increase in signings in 2022 over the prior year, and a return to near pre-pandemic levels. We signed 356 Onsites in 2022, below our goal of 375 to 400 units but above the prior year (274 signings). Similarly, we signed 20,735 FMI MEUs, below our goal of 23,000 to 25,000 MEUs but above the prior year (19,311 MEUs).

Sales by Product Line

The approximate mix of sales from fasteners, safety supplies, and all other product lines was as follows:

	2022	2021
Fasteners	**34.0%**	33.3%
Safety supplies	**20.8%**	21.2%
Other product lines	**45.2%**	45.5%

The shifts in product mix in 2022 compared to 2021 largely reflect the reversal of pandemic-related activity combined with the relative growth of our more cyclical fastener line as growth in manufacturing and construction end markets accelerated as the post-pandemic North American economy recovered.

Annual Sales Changes, Sequential Trends, and End Market Performance

This section focuses on three distinct views of our business – annual sales changes by month, sequential trends, and end market performance. The first discussion regarding sales changes by month provides a good mechanical view of our business. The second discussion provides a framework for understanding the sequential trends (that is, comparing a month to the immediately preceding month, and also looking at the cumulative change from an earlier benchmark month) in our business. Finally, we believe the third discussion regarding end market performance provides insight into activities with our various types of customers.

Annual Sales Changes, by Month

During the months noted below, all of our selling locations, when combined, had a DSR change of (compared to the same month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2022	14.9%	21.3%	19.1%	20.3%	17.6%	16.0%	18.1%	16.1%	13.7%	13.6%	10.2%	8.0%
2021	6.5%	1.5%	7.5%	1.2%	-3.2%	1.7%	9.7%	9.0%	11.1%	14.1%	13.2%	16.5%

Sequential Trends

We find it helpful to think about the monthly sequential changes in our business using the analogy of climbing a stairway – This stairway has several predictable landings where there is a pause in the sequential gain (i.e. April, July, and October to December), but generally speaking, climbs from January to October. The October landing then establishes the benchmark for the start of the next year.

History has identified these landings in our business cycle. They generally relate to months where certain holidays impair business days and/or seasons impact certain end markets, particularly non-residential construction. The first landing centers on Easter and the Good Friday holiday that precedes it, which in any given year can fall in March or April, the second landing centers on July 4th, and the third landing centers on the approach of winter with its seasonal impact on primarily our non-residential construction business and with the Christmas/New Year holidays. The holidays we noted impact the trends because they either move from month-to-month or because they move around during the week.

The table below shows the pattern to the sequential change in our daily sales. The line labeled 'Benchmark' is a historical average of our sequential daily sales change for the trailing five year average that excludes 2020. We have excluded 2020 from the average as the effects of the pandemic created unusual sequential patterns that we do not consider representative of normal trends. We believe this time frame serves to show the historical pattern and could serve as a benchmark. The '2022' and '2021' lines represent our actual sequential daily sales changes. The '22Delta' and '21Delta' lines indicate the difference between the 'Benchmark' and the actual results in the respective year. Under normal circumstances, the sequential trends shown below are directly linked to fluctuations in our end markets. Further, in any given month it is possible to get significant deviation from the benchmark.

It is important to note that these benchmarks are historical averages. In a year where demand is strong, our daily sales growth rates will tend to have more months that exceed the benchmark than fall below it. In a year where demand is weak, we will tend to have more months that fall short of the benchmark than exceed it. In both cases, there is a random element that makes it difficult to know how any single month will perform.

	Jan.[1]	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Cumulative Change from Jan. to Oct.
Benchmark [2]	-0.1%	0.8%	3.4%	0.1%	2.2%	1.9%	-3.3%	3.1%	3.4%	-2.1%	9.5%
2022	**1.7%**	**3.1%**	**3.6%**	**-1.2%**	**3.2%**	**0.2%**	**-1.6%**	**1.3%**	**2.7%**	**-0.1%**	**11.7%**
22Delta	**1.7%**	**2.4%**	**0.2%**	**-1.3%**	**1.1%**	**-1.7%**	**1.6%**	**-1.8%**	**-0.7%**	**2.0%**	**2.2%**
2021	0.9%	-2.3%	5.6%	-2.2%	5.6%	1.6%	-3.4%	3.1%	4.8%	0.0%	13.0%
21Delta	1.0%	-3.0%	2.2%	-2.3%	3.4%	-0.3%	-0.2%	0.0%	1.5%	2.1%	3.5%

[1] The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

[2] The benchmark for each month is the average of the previous five years for that month. As COVID-19-related surge sales made sequential averages in 2020 unrepresentative, the benchmark uses a preceding five-year average that <u>excludes</u> 2020. We also exclude the impact of the 2017 Mansco acquisition.

Note – Amounts may not foot due to rounding difference.

A graph of the sequential daily sales change patterns discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:



End Market Performance

We estimate approximately 70% of our business is with customers engaged in some type of manufacturing, a significant subset of which finds its way into the heavy equipment market. The DSR change to these manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - manufacturing customers	Q1	Q2	Q3	Q4	Annual
2022	**23.9%**	**23.1%**	**22.6%**	**16.0%**	**21.3%**
2021	5.6%	24.5%	20.8%	23.8%	18.4%

Our manufacturing business consists of two subsets: the industrial production business (this is business where we supply products that become part of the finished goods produced by our customers and is sometimes referred to as OEM - original equipment manufacturing) and the maintenance portion (this is business where we supply products that maintain the facility or the equipment of our customers engaged in manufacturing and is sometimes referred to as MRO - maintenance, repair, and operations). The industrial business is more fastener-centered, while the maintenance portion is represented by all product categories.

The best way to understand the change in our industrial production business is to examine the results in our fastener product line (which, under normal business conditions, represents 30% to 35% of our business) which is heavily influenced by changes in our business with heavy equipment manufacturers. From a company perspective, the DSR change of fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - fasteners	Q1	Q2	Q3	Q4	Annual
2022	**24.6%**	**21.2%**	**18.2%**	**9.1%**	**18.1%**
2021	4.0%	28.4%	20.2%	24.2%	18.8%

By contrast, the best way to understand the change in the maintenance portion of the manufacturing business is to examine the results in our non-fastener product lines. From a company perspective, the DSR change of non-fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - non-fasteners	Q1	Q2	Q3	Q4	Annual
2022	**15.0%**	**16.0%**	**14.4%**	**11.6%**	**14.2%**
2021	6.1%	-10.8%	5.1%	9.6%	1.9%

Two product lines, safety and janitorial, accounted for approximately 44% of total non-fastener sales in 2022. The pattern in 2021, and particularly the second quarter of 2021, was affected by difficult comparisons versus the prior year, when the onset of the COVID-19 pandemic resulted in a surge of safety and janitorial supplies that was not repeated to the same degree in 2022. Setting aside the unique circumstances surrounding the pandemic, our non-fastener business is not immune to the impact of industrial cycles. However, we would typically expect it to outperform our fastener business over the course of a cycle. This reflects three things: the non-fastener market is larger than the fastener market, we are under penetrated in the non-fastener market relative to the fastener market, and industrial vending lends itself to sales of non-fastener products.

We estimate approximately 15% to 20% of our business is with customers engaged in non-residential construction and reseller markets. The DSR change to these customers, when compared to the same period in the prior year, was as follows:

DSR change - non-residential construction and reseller customers	Q1	Q2	Q3	Q4	Annual
2022	**10.3%**	**8.0%**	**4.6%**	**-1.6%**	**5.3%**
2021	-6.7%	3.5%	7.0%	10.3%	3.3%

Our non-residential construction and reseller business is heavily influenced by manufacturing, oil and gas, and infrastructure spending. In 2022, these markets were healthy, which contributed to growth with these customers.

Gross Profit

The gross profit percentage during each period was as follows:

	Q1	Q2	Q3	Q4	Annual
2022	**46.6%**	**46.5%**	**45.9%**	**45.3%**	**46.1%**
2021	45.4%	46.5%	46.3%	46.5%	46.2%

Our gross profit, as a percentage of net sales, was 46.1% in 2022 and 46.2% in 2021, a decrease of 10 basis points. This decrease was primarily related to three factors. First, in 2022 we experienced relatively higher growth from our large and Onsite customers, which tend to have a lower gross margin percentage than the business as a whole. This was only partly offset by favorable product mix resulting from relatively higher growth from our fasteners products during the year, which tend to have a higher gross margin percentage than the business as a whole. Second, in the second half of 2022, we did not pass through pricing sufficient to offset higher costs, which resulted in an adverse impact on our gross margin percentage. Third, in the second half of 2022, we experienced lower product margins for certain categories of our other products. We believe slower demand and greater product availability in the marketplace due to supply chain normalization has put some pressure on products that tend to be sold less frequently by our business units. These factors were mostly offset by a reduction in the amount of pandemic-related write-downs and narrower losses to operate our truck fleet related to our strong freight revenue growth leveraging relatively stable fleet costs.

Operating and Administrative Expenses

Our operating and administrative expenses, as a percentage of net sales, decreased by approximately 80 basis points to 25.2% in 2022 from 26.0% in 2021. Employee-related expenses, as a percentage of net sales, decreased by approximately 20 basis points. Occupancy-related expenses, as a percentage of net sales, decreased by approximately 60 basis points. All other operating and administrative expenses, as a percentage of net sales, was unchanged in 2022 from 2021.

The percentage change in employee-related, occupancy-related, and all other operating and administrative expenses (including the loss (gain) on sales of property and equipment) compared to the same periods in the preceding year, is outlined in the table below.

	Approximate Percentage of Total Operating and Administrative Expenses	Twelve-month Period	
		2022	2021
Employee-related expenses	70% to 75%	**14.7%**	11.6%
Occupancy-related expenses	15% to 20%	**2.6%**	3.9%
All other operating and administrative expenses	10% to 15%	**18.5%**	4.9%

Employee-related expenses include: (1) payroll (which includes cash compensation, stock option expense, and profit sharing), (2) health care, (3) personnel development, and (4) social taxes.

Our employee-related expenses increased in 2022 from 2021. This was related to: higher base pay and employment taxes from higher FTE during the period and moderate wage inflation; an increase in bonuses and commissions resulting from improved sales and profitability; and an increase in our profit sharing contribution. This was partly offset by a decline in health insurance costs, as the use of medical services by employees normalized following the post-pandemic catch-up activity in 2021.

The table below summarizes the percentage change in our FTE headcount at the end of the periods presented compared to the end of the prior period:

	Twelve-month Period	
	2022	2021
In-market locations (branches & Onsites)	**6.0%**	0.7%
Non-in-market selling [1]	**18.4%**	8.0%
Selling subtotal	**7.9%**	1.7%
Distribution/Transportation	**8.4%**	5.8%
Manufacturing	**12.4%**	2.0%
Organizational support personnel [2] [3]	**9.5%**	7.4%
Non-selling subtotal	**9.3%**	5.8%
Total	**8.3%**	2.8%

[1] Our non-in-market selling employee count has grown in recent years due to an increased focus on resources to support our growth drivers, particularly Onsite and national account growth.

[2] Due to a calculation error, organizational support personnel was overstated by 36 FTE in the fourth quarter of 2021, with total non-selling FTE and total FTE being overstated by the same amount. These figures have been corrected in this Form 10-K. Adjusting for this error, total FTE in 2021 would have been down by an additional 0.2% for year-to-date growth.

[3] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (35% to 40% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (30% to 35% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Occupancy-related expenses include: (1) building rent and depreciation, (2) building utility costs, (3) equipment related to our branches and distribution locations, and (4) industrial vending equipment (we consider the vending equipment, excluding leased locker equipment, to be a logical extension of our in-market operations and classify the depreciation and repair costs as occupancy expenses).

Our occupancy-related expenses increased in 2022 from 2021. This was related to: higher costs and depreciation for the maintenance, upgrade and installation of equipment in hub and non-hub facilities; slightly higher depreciation related to a higher installed base of our FMI suite of technologies; and slightly higher facility costs, with higher utility costs being only partly offset by lower rents stemming from branch consolidations.

All other operating and administrative expenses include: (1) selling-related transportation, (2) information technology (IT) expenses, (3) general corporate expenses, which consists of legal expenses, general insurance expenses, travel and marketing expenses, etc., and (4) the loss (gain) on sales of property and equipment.

Combined, all other operating and administrative expenses increased in 2022 from 2021. This was related to: higher costs related to selling-related transportation, including higher fuel costs; higher spending on information technology; higher spending on travel, meals, and supplies; and higher general insurance expense. These elements were only partly offset by lower bad debt expense.

Net Interest Expense

Our net interest expense was $13.6 in 2022 compared to $9.6 in 2021. We carried higher average debt balances in 2022 relative to the prior year, and specifically higher balances of variable rate credit facility debt, as a result of high sustained working capital needs and an increase in share buybacks. We also incurred higher average interest rates during the year due to changes in interest levels in the marketplace.

Income Taxes

We recorded income tax expense of $353.1 in 2022, or 24.5% of earnings before income taxes, compared to $282.8 in 2021, or 23.4% of earnings before income taxes. The increase in our tax rate in 2022 is due primarily to reduced benefits associated with the exercise of stock options, an increase in state income tax expense, and an absence of certain favorable reserve adjustments that benefited 2021.

Net Earnings

Net earnings, net earnings per share (EPS), the percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar Amounts		2022	2021
Net earnings	$	**1,086.9**	925.0
Basic EPS		**1.89**	1.61
Diluted EPS		**1.89**	1.60

Percentage Change	2022	2021
Net earnings	**17.5%**	7.7%
Basic EPS	**17.7%**	7.5%
Diluted EPS	**17.8%**	7.4%

	2022	2021
Tax Rate	**24.5%**	23.4%

During 2022, net earnings increased, primarily due to higher sales and our ability in the period to grow costs more slowly than we grew sales. This was only slightly offset by a higher income tax rate.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

		2022	2021
Net cash provided	$	**941.0**	770.1
% of net earnings		**86.6%**	83.3%

In 2022, we experienced a slight increase in our operating cash flow as a percentage of net earnings, though this reflects a significant increase in our conversion percentage in the second half of 2022 which more than offset a significant decline in our conversion percentage in the first half of 2022. Taken as a whole, while our working capital needs remained elevated through 2022, they declined slightly on a year-over-year basis whereas our earnings increased on a year-over-year basis.

Trade Working Capital Assets

The following table sets forth the dollar and percentage change in accounts receivable, net, inventories, and accounts payable for the period ended December 31:

		2022	Twelve-month Dollar Change 2022	Twelve-month Percentage Change 2022
Accounts receivable, net	$	**1,013.2**	113.0	12.6%
Inventories		**1,708.0**	184.4	12.1%
Trade working capital	$	**2,721.2**	297.4	12.3%
Accounts payable	$	**255.0**	21.9	9.4%
Trade working capital, net	$	**2,466.2**	275.5	12.6%
Net sales in last two months	$	**1,091.9**	91.7	9.2%

Note – Amounts may not foot due to rounding difference.

In 2022, the annual growth in net accounts receivable reflected several factors. First, our receivables are expanding due to improved business activity and resulting growth in our customers' sales. Second, we continue to experience a shift in our customer mix due to relatively stronger sales growth from national account customers, which tend to be larger and carry longer payment terms than our non-national account customers.

Our inventory balances over time will respond to business activity, though various factors produce a looser relationship to our monthly sales patterns than we tend to experience in accounts receivable. One reason for this is because it is cyclical. We source significant quantities of product from overseas, and the lead time involved in procuring these products is typically longer than the visibility we have into future monthly sales patterns. As a result, trends in our inventory will often lag trends in economic conditions. A second reason relates to product cost and the length of our supply chain. A significant proportion of our products, particularly fasteners, are sourced from Asia and transported primarily by ship and rail to our North American network for sale. This requires us to purchase a meaningful quantity of our products months in advance of those products being available for sale in our North American facilities. Product that is in transit is in our inventory but is not available for sales, which can create a lag in our ability to adjust inventory levels or costs in response to rapid changes in economic or cost conditions. A third reason for increases in our inventory balances is our growth drivers, including our FMI offerings, Onsite channel, and international expansion, all of which tend to require significant investments in inventory. In 2022, our inventories increased, reflecting significant inflation in the value of stocked parts, the addition of inventory to support the growth of our manufacturing and construction customers as they expand production to meet improved business activity, deeper inventory stocking due to disruption in supply chains, and our efforts to sustain higher internal fulfillment rates.

In 2022, the annual growth in accounts payable reflected product purchases increasing to support the improvement in business activity at our manufacturing and construction customers.

The approximate percentage mix of inventory stocked at our selling locations versus our distribution center and manufacturing locations was as follows at year end:

	2022	2021
Selling locations	58%	57%
Distribution center and manufacturing locations	42%	43%
Total	100%	100%

Lease Obligations

We have facilities, equipment, and vehicles leased under operating leases. A discussion of our lease obligations is contained in Note 8 of the Notes to Consolidated Financial Statements.

Net Cash Used in Investing Activities

Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2022	2021
Net cash used	$ 163.0	148.5
% of net earnings	15.0%	16.1%

The changes in net cash used in investing activities in 2022 was primarily related to higher net capital expenditures.

Property and equipment expenditures typically consist primarily of: (1) purchases related to industrial vending, (2) purchases of property and equipment related to expansion of and enhancements to distribution centers, (3) spending on software and hardware for our information processing systems, (4) the addition of fleet vehicles, (5) expansion, improvement or investment in certain owned or leased branch properties, and (6) the addition of manufacturing and warehouse equipment. Proceeds from the sales of property and equipment, typically for the planned disposition of pick-up trucks as well as distribution vehicles and trailers in the normal course of business, are netted against these purchases and additions.

Set forth below is a recap of our 2022 and 2021 net capital expenditures in dollars and as a percentage of net sales and net earnings:

		2022	2021
Manufacturing, warehouse and packaging equipment, industrial vending equipment, and facilities	$	97.8	70.3
Shelving and related supplies for in-market location openings and for product expansion at existing in-market locations		21.5	11.0
Data processing software and equipment		30.6	28.0
Real estate and improvements to branch locations		12.4	37.9
Vehicles		11.5	9.4
Purchases of property and equipment		173.8	156.6
Proceeds from sale of property and equipment		(11.4)	(8.4)
Net capital expenditures		162.4	148.2
% of net sales		2.3%	2.5%
% of net earnings		14.9%	16.0%

Our net capital expenditures increased in 2022, when compared to 2021. The most significant area driving this increase was higher spending on FMI equipment. We had slightly higher property spending, which reflected significant investments in automation and upgrades at our hubs mostly offset by lower spending on a new building in downtown Winona, which was completed in 2021. We had only modest increases related to our vehicle fleet, manufacturing operations, and information technology. Net capital expenditures in 2022 were below our anticipated range of $170.0 to $190.0 due to certain equipment and project delays related to hub projects.

We expect our net capital expenditures in 2023 to be within a range of $210.0 to $230.0. This increase from 2022 reflects: spending on upgrades to and investments in automation at certain hubs; the beginning of construction of a distribution center in Utah; investment in materials to facilitate our branch conversion projects; higher spending on information technology; and investments in fleet equipment to support our network of heavy trucks.

Net Cash Used in Financing Activities

Net cash used in financing activities in dollars and as a percentage of net earnings were as follows:

		2022	2021
Net cash used	$	774.9	627.1
% of net earnings		71.3%	67.8%

The fluctuations in net cash used in financing activities are due to changes in the level of our dividend payments and in the level of common stock purchases. These amounts were partially offset by the exercise of stock options and net payments (proceeds) from debt obligations. These items in dollars and as a percentage of earnings were as follows:

		2022	2021
Cash dividends paid	$	711.3	643.7
% of net earnings		65.4%	69.6%
Purchases of common stock		237.8	—
% of net earnings		21.9%	—%
Total returned to shareholders	$	949.1	643.7
% of net earnings		87.3%	69.6%
Proceeds from the exercise of stock options	$	(9.2)	(31.6)
% of net earnings		-0.8%	-3.4%
Debt obligations (proceeds) payments, net	$	(165.0)	15.0
% of net earnings		-15.2%	1.6%
Net cash used	$	774.9	627.1
% of net earnings		71.3%	67.8%

Stock Purchases

In 2022, we purchased 5,000,000 shares of our common stock at an average price of approximately $47.58 per share. In 2021, we did not purchase any shares of our common stock.

Dividends

We declared a quarterly dividend of $0.35 per share on January 18, 2023. In 2022, we paid aggregate annual dividends per share of $1.24. In 2021, we paid aggregate annual dividends per share of $1.12.

Debt

In order to fund the considerable cash needed to expand our industrial vending business, expand capacity and increase the use of automation in our distribution centers, pay dividends, and, in 2022, to purchase our common stock, we have borrowed under our Credit Facility and our Master Note Agreement in recent periods.

Our borrowings under the Credit Facility and Master Note Agreement peaked during each quarter of 2022 as follows:

Peak borrowings	2022	
First quarter	$	525.0
Second quarter		595.0
Third quarter		650.0
Fourth quarter		710.0

As of December 31, 2022, we had $225.0 outstanding under the Credit Facility and had contingent obligations from letters of credit outstanding under the Credit Facility in an aggregate face amount of $36.3. As of December 31, 2022, we had loans outstanding under the Master Note Agreement of $330.0. Descriptions of our Credit Facility and Master Note Agreement are contained in Note 9 of the Notes to Consolidated Financial Statements.

Material Cash Requirements

Our material cash requirements for known contractual obligations include capital expenditures, debt, and lease obligations, each of which are discussed in more detail earlier in this section. We believe that net cash provided by operating activities will be adequate to meet our liquidity and capital needs for these items in the short-term over the next 12 months and also in the long-term beyond the next 12 months. We also have cash requirements for purchase orders and contracts for the purchase of inventory and other goods and services, which are based on current distribution needs and are fulfilled by our suppliers within short time horizons. We do not have significant agreements for the purchase of inventory or other goods or services specifying minimum order quantities. In addition, we may have liabilities for uncertain tax positions but we do not believe any of these liabilities will be material. A discussion of income taxes is contained in Note 7 of the Notes to Consolidated Financial Statements.

Unremitted Foreign Earnings

Approximately $184.4 of cash and cash equivalents are held by non-U.S. subsidiaries. These funds may create foreign currency translation gains or losses depending on the functional currency of the entity holding the cash. We have considered the financial requirements of each foreign subsidiary and our parent company and will continue to reinvest these funds to support our expansion activities outside the U.S., even after taking into consideration the deemed repatriation and transition tax under the Tax Cuts and Jobs Act. The income tax impact of repatriating cash associated with investments in foreign subsidiaries is discussed in Note 7 of the Notes to Consolidated Financial Statements.

Effects of Inflation

In 2022, we began to observe easing in inflationary pressures for metals (especially steel), energy, and transportation services (especially overseas containers and shipping). However, this did not translate into a reduction in inflationary pressures on our financial results for two reasons. First, inflationary pressures accelerated through 2021, and many periods in 2022 were comparing to lower cost levels in the preceding year. Second, we have a long supply chain for many products, and it can take several quarters from when inflationary pressures begin to recede for the effect to impact our earnings results. In 2022, we increased prices, sought alternative sources for products and service, and consolidated spend for products and services as a means of mitigating inflation. However, higher product and transportation costs did have a slightly negative effect on our gross margin percentage for the full year.

PRIOR YEAR RESULTS ENDED 2021

Results of Operations

The following sets forth consolidated statements of earnings information (as a percentage of net sales) for the periods ended December 31:

	2021	2020
Net sales	100.0%	100.0%
Gross profit	46.2%	45.5%
Operating and administrative expenses	26.0%	25.3%
Operating income	20.3%	20.2%
Net interest expense	-0.2%	-0.2%
Earnings before income taxes	20.1%	20.1%

Note – Amounts may not foot due to rounding difference.

Net Sales

Note – Daily sales are defined as the total net sales for the period divided by the number of business days (in the United States) in the period. The table below sets forth net sales and daily sales for the periods ended December 31, and changes in such sales from the prior period to the more recent period:

	2021	2020
Net sales	$ 6,010.9	5,647.3
Percentage change	6.4%	5.9%
Business days	253	255
Daily sales	$ 23.8	22.1
Percentage change	7.3%	5.5%
Daily sales impact of currency fluctuations	0.6%	-0.1%

The increase in net sales noted above for 2021 was due to higher unit sales of industrial products to traditional manufacturing and construction customers and higher pricing, only partly offset by lower pandemic-related personal protection equipment (PPE) sales as the prior year's demand surge did not recur.

Higher unit sales in 2021 were a result of strong economic activity which increased demand for our products to our traditional manufacturing and construction customers. Although economic strength was fairly consistent throughout the year, our growth patterns were not, primarily due to comparisons related to the timing of pandemic-related PPE sales in the previous year. For instance, our daily sales growth in the first half of 2021 was 2.5%. Our cyclical product categories substantially outperformed this, as exemplified by fastener daily sales growth of 15.4% in the first half of 2021. However, this was mostly offset by the absence of significant spending for PPE that occurred in the previous period, which is best illustrated by safety products' daily sales decline of 20.2% in first half of 2021. By contrast, our daily sales growth in the second half of 2021 was a much stronger 12.3%. Our cyclical product categories continued to outperform with fastener daily sales having grown 22.2% in the second half of 2021. While certain products and markets within our business continued to face difficult PPE comparisons, they were not as severe as what had been experienced in the first half of 2021, which allowed our safety products to post daily growth of 0.3% in the second half of 2021.

Our growth drivers also returned to contributing meaningfully to higher unit sales in 2021, due to strong business activity within our customer base and, to a lesser degree, a higher installed base of FMI devices. Our number of active Onsites increased 11.9%, for instance, while Onsite daily sales growth was 20.6%. Similarly, our installed base of FMI MEUs increased 10.6%, while FMI daily sales growth was 41.0%.

While demand was strong throughout 2021, the year experienced certain disruptions. The first were supply chain constraints, as the rapid recovery in demand resulted in shortages in production and shipping capacity. The second was labor shortages, which were particularly acute in the market for part-time employees. The third was the ongoing COVID-19 pandemic, which continued to produce periodic surges in infection rates. While businesses largely managed through these events as opposed to stopping production, the instability it created in worker availability exacerbated the pre-existing supply chain and labor challenges. The fourth was inflation in material costs, overseas and domestic transportation expenses, and labor wage rates. We believe the most significant impact of these disruptions was on our growth driver signings. We signed 274 Onsites in 2021, above the prior year (223 signings) but well below our goal at the start of 2021 of 375 to 400 units. Similarly, we signed 19,311 FMI MEUs, above the prior year (16,503 MEUs), but well below our goal at the start of the year of 23,000 to 25,000 MEUs.

We believe many of our customers were diverting significant energy to managing the effects of supply chain, labor, COVID-19, and inflation in the short term, and it lengthened the sales cycle for our supply chain solutions.

Price contributed 200 to 230 basis points to our net sales growth in 2021. We instituted a number of pricing events during 2021 as a means of mitigating rising product and transportation costs. As these events fell more heavily into the second half of the year, price contributed an increasing amount through the period, with price in the fourth quarter of 2021 contributing 440 to 470 basis points to net sales growth.

Sales by Product Line

The approximate mix of sales from fasteners, safety supplies, and all other product lines was as follows:

	2021	2020
Fasteners	33.3%	29.9%
Safety supplies	21.2%	25.5%
Other product lines	45.5%	44.6%

The shifts in product mix in 2021 compared to 2020 reflect the impact of the pandemic. In 2020, actions taken by governments and businesses to address COVID-19 caused a significant decline in economic activity that produced sales declines in our cyclical products, such as fasteners, but increased demand for PPE and produced sales growth in our safety products. The effect was to reduce our mix of sales coming from fasteners and other product lines while increasing the mix of sales coming from safety products. In 2021, these dynamics reversed with economic recovery generating strong growth in our cyclical product lines while the absence of surge sales and stabilization in the supply chain for PPE restrained growth in safety products. The effect was to increase our mix of sales coming from fasteners and other product lines while reducing the mix of sales coming from safety products.

Our product categories did not fully revert to pre-pandemic levels in 2021, as our mix of safety products in 2021 of 21.2% remained meaningfully above our mix of safety products in 2019 of 17.9%. In the short term, the pandemic created heightened safety and sanitation protocols relative to the pre-pandemic period, and the increased use of related products as a result increased our mix of safety products sales.

Annual Sales Changes, Sequential Trends, and End Market Performance

This section focuses on three distinct views of our business – annual sales changes by month, sequential trends, and end market performance. The first discussion regarding sales changes by month provides a good mechanical view of our business. The second discussion provides a framework for understanding the sequential trends (that is, comparing a month to the immediately preceding month, and also looking at the cumulative change from an earlier benchmark month) in our business. Finally, we believe the third discussion regarding end market performance provides insight into activities with our various types of customers.

Annual Sales Changes, by Month

During the months noted below, all of our selling locations, when combined, had a DSR change of (compared to the same month in the preceding year):

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.
2021	6.5%	1.5%	7.5%	1.2%	-3.2%	1.7%	9.7%	9.0%	11.1%	14.1%	13.2%	16.5%
2020	3.6%	4.7%	0.2%	6.7%	14.8%	9.5%	2.6%	2.5%	2.2%	4.1%	6.8%	9.3%

Sequential Trends

The table below shows the pattern to the sequential change in our daily sales. The line labeled 'Benchmark' is a historical average of our sequential daily sales change for the trailing five year average that excludes 2020. We have excluded 2020 from the average as the effects of the pandemic created unusual sequential patterns that we do not consider representative of normal trends. We believe this time frame serves to show the historical pattern and could serve as a benchmark. The '2021' and '2020' lines represent our actual sequential daily sales changes. The '21Delta' and '20Delta' lines indicate the difference between the 'Benchmark' and the actual results in the respective year. Under normal circumstances, the sequential trends shown below are directly linked to fluctuations in our end markets. Further, in any given month it is possible to get significant deviation from the benchmark. However, we do not believe that fully explains the exaggerated delta between the sequential rates of change and the benchmark from March 2020 to July 2020. We believe deviation of this duration and order of magnitude is uncharacteristic in our business and is related to the dramatic impacts of the pandemic in that period.

It is important to note that these benchmarks are historical averages. In a year where demand is strong, our daily sales growth rates will tend to have more months that exceed the benchmark than fall below it. In a year where demand is weak, we will tend to have more months that fall short of the benchmark than exceed it. In both cases, there is a random element that makes it difficult to know how any single month will perform.

	Jan.(1)	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Cumulative Change from Jan. to Oct.
Benchmark [2]	-1.0%	1.2%	3.1%	0.1%	1.7%	1.8%	-3.4%	3.3%	2.2%	-2.5%	7.5%
2021	0.9%	-2.3%	5.6%	-2.2%	5.6%	1.6%	-3.4%	3.1%	4.8%	0.0%	13.0%
21Delta	1.9%	-3.5%	2.5%	-2.3%	3.9%	-0.2%	0.0%	-0.2%	2.6%	2.5%	5.5%
2020	-1.3%	2.5%	-0.3%	3.9%	10.4%	-3.3%	-10.5%	3.8%	2.9%	-2.6%	5.5%
20Delta	-0.3%	1.3%	-3.4%	3.8%	8.7%	-5.1%	-7.0%	0.5%	0.6%	-0.1%	-2.0%

[1] The January figures represent the percentage change from the previous October, whereas the remaining figures represent the percentage change from the previous month.

[2] The benchmark for each month is the average of the previous five years for that month. As COVID-19-related surge sales made sequential averages in 2020 unrepresentative, the benchmark uses a preceding five-year average that <u>excludes</u> 2020. We also exclude the impact of the 2017 Mansco acquisition.

Note – Amounts may not foot due to rounding difference.

A graph of the sequential daily sales change patterns discussed above, starting with a base of '100' in the previous October and ending with the next October, would be as follows:



End Market Performance

The DSR change to our manufacturing customers, when compared to the same period in the prior year, was as follows:

DSR change - manufacturing customers	Q1	Q2	Q3	Q4	Annual
2021	5.6%	24.5%	20.8%	23.8%	18.4%
2020	3.0%	-9.4%	-4.7%	1.7%	-2.5%

From a company perspective, the DSR change of fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - fasteners	Q1	Q2	Q3	Q4	Annual
2021	4.0%	28.4%	20.2%	24.2%	18.8%
2020	-2.6%	-16.4%	-6.9%	-2.3%	-7.2%

From a company perspective, the DSR change of non-fasteners, when compared to the same period in the prior year, was as follows (note: this information includes all end markets):

DSR change - non-fasteners	Q1	Q2	Q3	Q4	Annual
2021	6.1%	-10.8%	5.1%	9.6%	1.9%
2020	6.0%	25.6%	7.8%	11.2%	12.7%

Two product lines, safety and janitorial, accounted for approximately 44% of total non-fastener sales in 2021. As previously disclosed, COVID-19 generated outsized growth in these two product categories in 2020 and the subsequent stabilization of the supply chain resulted in a reduction in orders and sales performance in 2021 that was well below what might normally be expected given the health of the industrial economy. As a result, the change in our non-fastener lines in 2021 and 2020 did not provide as much insight into the trends of our traditional manufacturing and construction customers as is typically the case. Still, we have sold non-fastener products through multiple cycles that do not include a pandemic and believe we can make several observations. Generally speaking, our non-fastener business is not immune to the impact of industrial cycles. However, we would typically expect it to outperform our fastener business in any cycle. This reflects three things: the non-fastener market is larger than the fastener market, we are underpenetrated in the non-fastener market relative to the fastener market, and industrial vending lends itself to sales of non-fastener products.

The DSR change to our non-residential construction and reseller customers, when compared to the same period in the prior year, was as follows:

DSR change - non-residential construction and reseller customers	Q1	Q2	Q3	Q4	Annual
2021	-6.7%	3.5%	7.0%	10.3%	3.3%
2020	-1.2%	-10.0%	-11.5%	-8.3%	-7.8%

Our non-residential construction and reseller business is heavily influenced by manufacturing, oil and gas, and infrastructure spending. In 2021, improving economic business conditions, high prices for commodities such as metals and energy, and tightening facilities utilization produced improving growth rates throughout the year. In 2020, the poor and slowing production environment, respectively and as described above, and the accompanying worsening trends for commodities such as metals and energy, caused the growth in our non-residential construction and reseller customers to slow.

Gross Profit

The gross profit percentage during each period was as follows:

	Q1	Q2	Q3	Q4	Annual
2021	45.4%	46.5%	46.3%	46.5%	46.2%
2020	46.6%	44.5%	45.3%	45.6%	45.5%

Our gross profit, as a percentage of net sales, was 46.2% in 2021 and 45.5% in 2020. The gross profit percentage for 2021 increased by 70 basis points based on higher product margins, primarily for safety products and overhead/organizational leverage related to higher volumes.

During 2021, our gross profit percentage increased when compared to the prior year. This was largely due to three factors. (1) We were able to leverage overhead/organizational expenses, absorbing certain fixed and period costs related to cyclical strength in our traditional manufacturing and construction markets. (2) An improvement in product margins, particularly for safety products. In response to the pandemic in 2020, we experienced a substantial surge in demand for COVID-related safety supplies, such that these products accounted for approximately 47% of total safety product sales in 2020, up from approximately 25% of total safety product sales in 2019. As these products tended to carry a lower gross margin than non-COVID-related products, their substantial expansion in our safety product mix in 2020 caused a decline in the gross profit percentage of our safety product line. In 2021, we experienced higher demand for non-COVID-related products as the industrial economy improved and lower demand for COVID-related products as the supply chain steadied. This caused our mix of lower margin COVID-related products to decline to approximately 31% of total safety product sales, improving our overall safety product margin. (3) Our net rebates were favorable in 2021. As supply chains normalized and demand improved, we purchased more products through our traditional partners increasing our supplier rebates. At the same time, customer rebates moderated as spending from several key customers that purchased significant COVID-related products declined.

These variables were only partly offset by a $7.8 write-down of masks in the first quarter of 2021. The impact of price/cost was neutral for 2021, as we were able to lift prices in response to higher costs for products and transportation services. The net impact of product and customer mix was also neutral for 2021, as the benefit of relatively stronger fastener sales to product mix was negatively impacted by relatively stronger growth from larger and Onsite customers.

Operating and Administrative Expenses

Our operating and administrative expenses, as a percentage of net sales, increased by approximately 70 basis points to 26.0% in 2021 from 25.3% in 2020. Employee-related expenses, as a percentage of net sales, increased by approximately 80 basis points. Occupancy-related expenses, as a percentage of net sales, decreased by approximately 10 basis points. All other operating and administrative expenses, as a percentage of net sales, was largely unchanged in 2021 from 2020.

The percentage change in employee-related, occupancy-related, and all other operating and administrative expenses (including the loss (gain) on sales of property and equipment) compared to the same periods in the preceding year, is outlined in the table below.

	Approximate Percentage of Total Operating and Administrative Expenses	Twelve-month Period	
		2021	2020
Employee-related expenses	70%	11.6%	-2.0%
Occupancy-related expenses	15% to 20%	3.9%	0.3%
All other operating and administrative expenses	10% to 15%	4.9%	-7.2%

Our employee-related expenses increased in 2021 from 2020. This was related to: improvement in our sales and profitability generating significantly higher bonuses and commissions; higher health insurance costs as employees became comfortable again in seeking non-COVID-related health care; an increase in our profit sharing contribution; and higher full-time and part-time wages producing an increase in base pay.

The table below summarizes the percentage change in our FTE headcount at the end of the periods presented compared to the end of the prior period:

	Twelve-month Period	
	2021	2020
In-market locations (branches & Onsites)	0.7%	-8.0%
Non-in-market selling [1]	8.0%	5.4%
Selling subtotal	1.7%	-6.2%
Distribution/Transportation	5.8%	-10.5%
Manufacturing	2.0%	-9.9%
Organizational support personnel [2] [3]	7.4%	8.7%
Non-selling subtotal	5.8%	-5.2%
Total	2.8%	-6.0%

[1] Our non-in-market selling employee count has grown in recent years due to an increased focus on resources to support our growth drivers, particularly Onsite and national account growth.

[2] Due to a calculation error, organizational support personnel was overstated by 36 FTE in the fourth quarter of 2021, with total non-selling FTE and total FTE being overstated by the same amount. These figures have been corrected in this Form 10-K. Adjusting for this error, total FTE in 2021 would have been down by an additional 0.2% for year-to-date growth.

[3] Organizational support personnel consists of: (1) Sales & Growth Driver Support personnel (35% to 40% of category), which includes sourcing, purchasing, supply chain, product development, etc.; (2) Information Technology personnel (30% to 35% of category); and (3) Administrative Support personnel (25% to 30% of category), which includes human resources, Fastenal School of Business, accounting and finance, senior management, etc.

Our occupancy-related expenses increased in 2021 from 2020. This was related to: the timing of development costs related to equipment utilized as part of our FMI suite of technologies; depreciation related to a higher installed base of FMI devices; and higher facility costs, with higher costs for non-branch facilities and utilities being only partly offset by slightly lower costs for branch facilities from branch closings.

Combined, all other operating and administrative expenses increased in 2021 from 2020. This was related to: higher spending on information technology; higher spending on travel, meals, and supplies as business activity recovered from the COVID-related travel restrictions of 2020; and higher costs for legal settlements. These elements were partly offset by lower bad debt expenses and lower general insurance costs.

Net Interest Expense

Our net interest expense was $9.6 in 2021 compared to $9.1 in 2020. This was related to: lower interest income, as the special dividend paid in December 2020 resulted in lower interest-earning cash balances in 2021; slightly higher interest expense which was the net result of slightly higher average interest rates and slightly lower average debt. During 2021, we repaid one tranche under our Master Note Agreement, reducing the balance from $405.0 to $390.0. However, in the fourth quarter of 2021 we increased our balance outstanding under our revolver by $25.0 to support working capital growth.

Income Taxes

We recorded income tax expense of $282.8 in 2021, or 23.4% of earnings before income taxes, compared to $273.6 in 2020, or 24.2% of earnings before income taxes. Our effective tax rate reflects an $8.7 reduction in income tax expense due to discrete items mainly relating to benefits associated with the exercise of stock options and changes in the reserve for uncertain tax positions.

Net Earnings

Net earnings, net earnings per share (EPS), the percentage change in net earnings, and the percentage change in EPS, were as follows:

Dollar Amounts	2021	2020
Net earnings	$ 925.0	859.1
Basic EPS	1.61	1.50
Diluted EPS	1.60	1.49

Percentage Change	2021	2020
Net earnings	7.7%	8.6%
Basic EPS	7.5%	8.5%
Diluted EPS	7.4%	8.4%

	2021	2020
Tax Rate	23.4%	24.2%

During 2021, net earnings increased, primarily due to stronger sales translating into higher pre-tax profits, as well as a lower income tax rate.

Liquidity and Capital Resources

Net Cash Provided by Operating Activities

Net cash provided by operating activities in dollars and as a percentage of net earnings were as follows:

	2021	2020
Net cash provided	$ 770.1	1,101.8
% of net earnings	83.3%	128.3%

In 2021, the decrease in our operating cash flow as a percentage of net earnings was due to significant growth in working capital as we supported growth in our customers' operations as well as, in the case of inventory, significant product inflation. This was only slightly mitigated by ongoing efforts to improve the efficiency of our working capital and contrasts sharply with 2020 when weaker demand from our customers resulted in working capital being a net source of operating cash.

Trade Working Capital Assets

The following table sets forth the dollar and percentage change in accounts receivable, net, inventories, and accounts payable for the period ended December 31:

	2021	Twelve-month Dollar Change 2021	Twelve-month Percentage Change 2021
Accounts receivable, net	$ 900.2	130.8	17.0%
Inventories	1,523.6	186.1	13.9%
Trade working capital	$ 2,423.8	316.9	15.0%
Accounts payable	$ 233.1	26.1	12.6%
Trade working capital, net	$ 2,190.7	290.8	15.3%
Net sales in last two months	$ 1,000.1	130.3	15.0%

Note – Amounts may not foot due to rounding difference.

In 2021, the annual growth in net accounts receivable reflected several factors. First, our receivables were expanding as a result of improved business activity and resulting growth in our customers' sales. Second, in response to the COVID-19 pandemic, customers that traditionally have shorter payment terms represented a smaller proportion of our sales mix at the end of 2021 than was the case at the end of 2020.

Our inventory balances over time will respond to business activity, though various factors produce a looser relationship to our monthly sales patterns than we tend to experience in accounts receivable. One reason for this is cyclical. We source significant quantities of product from overseas, and the lead time involved in procuring these products is typically longer than the visibility we have into future monthly sales patterns. As a result, trends in our inventory will often lag trends in economic conditions. A second reason is our growth drivers, including our FMI offerings, Onsite channel, and international expansion, all of which tend to require significant investments in inventory. In 2021, our inventories increased, reflecting significant inflation in the value of stocked parts, and the addition of inventory to support the growth of our manufacturing and construction customers as they expanded production to meet improved business activity, and deeper inventory stocking due to disruption in supply chains.

In 2021, the annual growth in accounts payable reflected product purchases increasing to support the improvement in business activity at our manufacturing and construction customers.

The approximate percentage mix of inventory stocked at our selling locations versus our distribution center and manufacturing locations was as follows at year end:

	2021	2020
Selling locations	57%	59%
Distribution center and manufacturing locations	43%	41%
Total	100%	100%

Net Cash Used in Investing Activities

Net cash used in investing activities in dollars and as a percentage of net earnings were as follows:

	2021	2020
Net cash used	$ 148.5	281.7
% of net earnings	16.1%	32.8%

The changes in net cash used in investing activities in 2021 were primarily related to the absence of an acquisition, in contrast to the $125.0 spent in 2020 for the purchase of certain assets of Apex Industrial Technologies LLC (Apex), as well as lower net capital expenditures.

Set forth below is a recap of our 2021 and 2020 net capital expenditures in dollars and as a percentage of net sales and net earnings:

	2021	2020
Manufacturing, warehouse and packaging equipment, industrial vending equipment, and facilities	$ 70.3	91.5
Shelving and related supplies for in-market location openings and for product expansion at existing in-market locations	11.0	15.7
Data processing software and equipment	28.0	31.4
Real estate and improvements to branch locations	37.9	16.1
Vehicles	9.4	13.4
Purchases of property and equipment	156.6	168.1
Proceeds from sale of property and equipment	(8.4)	(10.6)
Net capital expenditures	148.2	157.5
% of net sales	2.5%	2.8%
% of net earnings	16.0%	18.3%

Our net capital expenditures decreased in 2021, when compared to 2020. We had higher spending on an office building construction project in Winona, Minnesota intended to support growth in our business. This was more than offset by reduced spending in other areas. We saw a significant decline in spending on FMI equipment due to slower hardware signings, lower vending equipment costs following the March 2020 acquisition of certain industrial vending assets of Apex, and an increase in the refurbishment and redeployment of FMI hardware as an alternative to buying new devices. We also had lower capital investment in our hub properties following a period of heavier investment in 2018 and 2019, and reduced spending on selling-related vehicles as challenges in the supply chain reduced availability.

Net Cash Used in Financing Activities

Net cash used in financing activities in dollars and as a percentage of net earnings were as follows:

		2021	2020
Net cash used	$	627.1	754.4
% of net earnings		67.8%	87.8%

The fluctuations in net cash used in financing activities were due to changes in the level of our dividend payments and in the level of common stock purchases. These amounts were partially offset by the exercise of stock options and net payments (proceeds) from debt obligations. These items in dollars and as a percentage of earnings were as follows:

		2021	2020
Cash dividends paid	$	643.7	803.4
% of net earnings		69.6%	93.5%
Purchases of common stock		0.0	52.0
% of net earnings		0.0%	6.1%
Total returned to shareholders	$	643.7	855.4
% of net earnings		69.6%	99.6%
Proceeds from the exercise of stock options	$	(31.6)	(41.0)
% of net earnings		-3.4%	-4.8%
Debt obligations payments (proceeds), net	$	15.0	(60.0)
% of net earnings		1.6%	-7.0%
Net cash used	$	627.1	754.4
% of net earnings		67.8%	87.8%

Stock Purchases

In 2021, we did not purchase any shares of our common stock. In 2020, we purchased 1,600,000 shares of our common stock at an average price of approximately $32.54.

Dividends

In 2021, we paid aggregate annual dividends per share of $1.12. In 2020, we paid aggregate annual dividends per share of $1.40, which included $1.00 in regular quarterly dividends and a $0.40 special dividend paid in December 2020 as a result of our high cash balances and favorable financial outlook.

Debt

Our borrowings under the Credit Facility and Master Note Agreement peaked during each quarter of 2021 as follows:

Peak borrowings		2021
First quarter	$	485.0
Second quarter		430.0
Third quarter		455.0
Fourth quarter		470.0

Effects of Inflation

In 2021, we experienced significant increases in the cost of metals (especially steel), energy, and transportation (especially overseas containers and shipping). These inflationary trends meaningfully increased the cost of many of the products we purchase. We were able to mitigate the adverse effects of higher costs on our gross profit percentage in 2021 by increasing prices, seeking alternative sources for products and services, and consolidating spend for products and services. While the effects of inflation in 2021 were broad-based, we did experience deflation for certain COVID-related products that had inflated in 2020 when the supply chain was disrupted. This did require us to write down the value of these products in 2021, which negatively impacted our gross profit percentage in the first quarter of 2021 and, to a lesser extent, throughout the balance of the year.

Critical Accounting Estimates

In preparing our consolidated financial statements in conformity with U.S. GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of relevant circumstances, historical experience, and actuarial valuations. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

Our most significant accounting policies, including Revenue Recognition and Inventories, are described in Note 1 of the Notes to Consolidated Financial Statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments, or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our most critical accounting estimates include the following:

Allowance for Credit Losses – This reserve is for accounts receivable balances that are potentially uncollectible. The allowance for credit losses is based on an income statement approach which adjusts the ending balance sheet to take into consideration expected losses over the contractual lives of the receivables, considering factors such as historical data as a basis for future expected losses. If business or economic conditions change, our estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required reserves have not varied materially from estimated amounts.

Inventory valuation – Adjustments to the valuation of inventory are based on an analysis of inventory trends including reviews of inventory levels, sales information, and the on-hand quantities relative to the sales history for the product. Our methodology for estimating whether adjustments are necessary is continually evaluated for factors including significant changes in product demand, market conditions, condition of the inventory, or liquidation value. If business or economic conditions change, our estimates and assumptions may be adjusted as deemed appropriate. Historically, actual required adjustments have not varied materially from estimated amounts.

General insurance reserves – These reserves are for general claims related to workers' compensation, property and casualty losses, and other general liability self-insured losses. The reserves are based on an analysis of reported claims and claims incurred but not yet reported related to our historical claim trends. We perform ongoing reviews of our insured and uninsured risks and use this information to establish appropriate reserve levels. We analyze historical trends, claims experience, and loss development patterns to ensure the appropriate loss development factors are applied to the incurred costs associated with the claims made. Historically, actual required reserves have not varied materially from estimated amounts.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements, if any, is contained in Note 1 of the Notes to Consolidated Financial Statements.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks from changes in foreign currency exchange rates, commodity steel pricing, commodity energy prices, and interest rates. Changes in these factors cause fluctuations in our earnings and cash flows. We evaluate and manage exposure to these market risks as follows:

CURRENT YEAR RESULTS ENDED 2022

Foreign currency exchange rates – Foreign currency fluctuations can affect our net investments, our operations in countries other than the U.S., and earnings denominated in foreign currencies. Historically, our primary exchange rate exposure has been with the Canadian dollar against the United States dollar. Our estimated net earnings exposure for foreign currency exchange rates was not material at year end. We have not historically hedged our foreign currency risk given that exposure to date has not been material. During 2022, changes in foreign currency exchange rates decreased our reported net sales by $37.5 with the estimated effect on our net earnings being immaterial.

Commodity steel pricing – We buy and sell various types of steel. These products consist primarily of different types of threaded fasteners and related hardware. We are exposed to the impacts of commodity steel pricing and our related ability to pass through the impacts to our end customers. During 2022, and particularly in the latter half of 2022, the price of steel as reflected in many market indexes began to decrease. Due to our long supply chain, changes that we experienced in 2022 do not immediately impact our earnings results. In fact, we were not able to fully compensate for higher costs through higher prices in 2022, resulting in a modestly negative impact to our gross margin percentage in 2022. We estimate the effect on our net earnings was immaterial in 2022.

Commodity energy prices – We have market risk for changes in prices of oil, gasoline, diesel fuel, natural gas, and electricity. During 2022, the price of energy as reflected in many market indexes increased as economic activity improved, which contributed to higher costs for fuel in our vehicles and utilities at our facilities. We believe we were able to mitigate the effect of higher fuel costs by increasing freight charges in 2022, and as a result our estimated net earnings exposure for commodity energy prices was immaterial.

Fossil fuels are also often a key feedstock for chemicals and plastics that comprise a key raw material for many products that we sell. During 2022, prices for fossil fuels were generally higher, which caused us to experience higher prices for products with high chemical or plastic content. In 2022, our estimated net earnings exposure for materials for which fossil fuels are feedstock was immaterial. We believe that over time these risks are mitigated in part by our ability to pass freight and product costs to our customers, the efficiency of our trucking distribution network, and the ability, over time, to manage our occupancy costs related to the heating and cooling of our facilities through better efficiency.

Interest rates - Loans under our Credit Facility bear interest at floating rates. As a result, changes in such rates can affect our operating results and liquidity to the extent we do not have effective interest rate swap arrangements in place. We have not historically used interest rate swap arrangements to hedge the variable interest rates under our Credit Facility. A one percentage point increase to our floating rate debt in 2022 would have resulted in approximately $1.6 of additional interest expense. A description of our Credit Facility is contained in Note 9 of the Notes to Consolidated Financial Statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors

Fastenal Company:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2022 and the related notes and financial statement schedule II - valuation and qualifying accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over inventory quantities at in-market locations

As disclosed in the consolidated balance sheet, the Company held $1,708.0 million of inventory, the majority of which was held at 3,306 in-market locations, as of December 31, 2022. The Company's processes to track and determine consolidated inventory relies on a perpetual inventory system which involves the interaction of information technology (IT) systems.

We identified the evaluation of the sufficiency of audit evidence obtained related to the quantities of inventory at in-market locations as a critical audit matter. Evaluating the sufficiency of audit evidence over quantities of inventory at in-market locations required challenging auditor judgment to assess the number of in-market locations visited and included the involvement of IT professionals with specialized skills and knowledge due to the interaction of IT systems that track physical inventory quantities by location.

The following are the primary procedures we performed to address this critical audit matter: We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included IT application controls, as well as certain controls related to access to programs and data, program changes, and computer operations. It also included certain controls related to the Company's physical inventory cycle counts. We involved IT professionals with specialized skills and knowledge, who assisted in testing certain IT controls, inclusive of the interface of IT systems, which support the Company's perpetual inventory system. We applied auditor judgment in the determination of the locations to test the Company's inventory quantities by evaluating:

- Homogeneity of the locations;
- Historical inventory locations we have visited and the results of prior physical counts;
- Inventory dollars by location; and
- The Company's inventory cycle count results, including the results of monitoring and compliance with the cycle counting program.

We tested the existence and completeness of inventory by counting inventory quantities on a sample basis through in-market location visits during the year to evaluate the Company's perpetual inventory records. In addition, we evaluated the overall sufficiency of audit evidence obtained over the quantities of inventory at in-market locations.

/s/   KPMG LLP

We have served as the Company's auditor since 1987.

Minneapolis, Minnesota
February 7, 2023

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in millions except share information)

		December 31 2022	December 31 2021
Assets			
Current assets:			
Cash and cash equivalents	$	230.1	236.2
Trade accounts receivable, net of allowance for credit losses of $8.3 and $12.0, respectively		1,013.2	900.2
Inventories		1,708.0	1,523.6
Prepaid income taxes		8.1	8.5
Other current assets		165.4	188.1
Total current assets		3,124.8	2,856.6
Property and equipment, net		1,010.0	1,019.2
Operating lease right-of-use assets		243.0	242.3
Other assets		170.8	180.9
Total assets	$	4,548.6	4,299.0
Liabilities and Stockholders' Equity			
Current liabilities:			
Current portion of debt	$	201.8	60.0
Accounts payable		255.0	233.1
Accrued expenses		241.1	298.3
Current portion of operating lease liabilities		91.9	90.8
Total current liabilities		789.8	682.2
Long-term debt		353.2	330.0
Operating lease liabilities		155.2	156.0
Deferred income taxes		83.7	88.6
Other long-term liabilities		3.5	—
Commitments and contingencies (Notes 5, 8, 9, and 10)			
Stockholders' equity:			
Preferred stock: $0.01 par value, 5,000,000 shares authorized, no shares issued or outstanding		—	—
Common stock: $0.01 par value, 800,000,000 shares authorized, 570,811,674 and 575,464,682 shares issued and outstanding, respectively		5.7	5.8
Additional paid-in capital		3.6	96.2
Retained earnings		3,218.7	2,970.9
Accumulated other comprehensive loss		(64.8)	(30.7)
Total stockholders' equity		3,163.2	3,042.2
Total liabilities and stockholders' equity	$	4,548.6	4,299.0

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Earnings
(Amounts in millions except earnings per share)
For the year ended December 31

		2022	2021	2020
Net sales	$	6,980.6	6,010.9	5,647.3
Cost of sales		3,764.8	3,233.7	3,079.5
Gross profit		3,215.8	2,777.2	2,567.8
Operating and administrative expenses		1,762.2	1,559.8	1,426.0
Operating income		1,453.6	1,217.4	1,141.8
Interest income		0.7	0.1	0.6
Interest expense		(14.3)	(9.7)	(9.7)
Earnings before income taxes		1,440.0	1,207.8	1,132.7
Income tax expense		353.1	282.8	273.6
Net earnings	$	1,086.9	925.0	859.1
Basic net earnings per share	$	1.89	1.61	1.50
Diluted net earnings per share	$	1.89	1.60	1.49
Basic weighted average shares outstanding		573.8	574.8	573.8
Diluted weighted average shares outstanding		575.6	577.1	575.7

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income
(Amounts in millions)
For the year ended December 31

		2022	2021	2020
Net earnings	$	1,086.9	925.0	859.1
Other comprehensive (loss) income, net of tax:				
Foreign currency translation adjustments (net of tax of $0.0 in 2022, 2021, and 2020)		(34.1)	(9.5)	17.2
Comprehensive income	$	1,052.8	915.5	876.3

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
(Amounts in millions)

		2022	2021	2020
Common stock				
Balance at beginning of year	$	**5.8**	5.7	5.7
Stock options exercised		**(0.1)**	0.1	0.0
Balance at end of year		**5.7**	5.8	5.7
Additional paid-in capital				
Balance at beginning of year		**96.2**	59.1	64.4
Stock options exercised		**9.3**	31.5	41.0
Purchases of common stock		**(109.1)**	—	(52.0)
Stock-based compensation		**7.2**	5.6	5.7
Balance at end of year		**3.6**	96.2	59.1
Retained earnings				
Balance at beginning of year		**2,970.9**	2,689.6	2,633.9
Net earnings		**1,086.9**	925.0	859.1
Cash dividends paid		**(711.3)**	(643.7)	(803.4)
Translation adjustment upon merger of foreign subsidiary		**0.9**	—	—
Purchases of common stock		**(128.7)**	—	—
Balance at end of year		**3,218.7**	2,970.9	2,689.6
Accumulated other comprehensive (loss) income				
Balance at beginning of year		**(30.7)**	(21.2)	(38.4)
Other comprehensive (loss) income		**(34.1)**	(9.5)	17.2
Balance at end of year		**(64.8)**	(30.7)	(21.2)
Total stockholders' equity	$	**3,163.2**	3,042.2	2,733.2
Cash dividends paid per share of common stock	$	**1.24**	1.12	1.40

See accompanying Notes to Consolidated Financial Statements.

FASTENAL COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in millions)
For the year ended December 31

		2022	2021	2020
Cash flows from operating activities:				
Net earnings	$	**1,086.9**	925.0	859.1
Adjustments to reconcile net earnings to net cash provided by operating activities:				
Depreciation of property and equipment		**165.9**	159.9	153.3
Loss (gain) on sale of property and equipment		**1.1**	(1.1)	(1.4)
Bad debt (recoveries) expense		**(1.8)**	2.5	7.5
Deferred income taxes		**(4.9)**	(13.7)	2.9
Stock-based compensation		**7.2**	5.6	5.7
Amortization of intangible assets		**10.7**	10.8	9.1
Changes in operating assets and liabilities:				
Trade accounts receivable		**(119.8)**	(135.2)	(29.7)
Inventories		**(198.0)**	(189.5)	36.0
Other current assets		**22.7**	(47.8)	17.1
Accounts payable		**21.9**	26.1	14.2
Accrued expenses		**(57.2)**	26.2	20.6
Income taxes		**0.4**	(1.8)	10.0
Other		**5.9**	3.1	(2.6)
Net cash provided by operating activities		**941.0**	770.1	1,101.8
Cash flows from investing activities:				
Purchases of property and equipment		**(173.8)**	(156.6)	(168.1)
Proceeds from sale of property and equipment		**11.4**	8.4	10.6
Cash paid for acquisition		**—**	—	(125.0)
Other		**(0.6)**	(0.3)	0.8
Net cash used in investing activities		**(163.0)**	(148.5)	(281.7)
Cash flows from financing activities:				
Proceeds from debt obligations		**1,795.0**	525.0	1,000.0
Payments against debt obligations		**(1,630.0)**	(540.0)	(940.0)
Proceeds from exercise of stock options		**9.2**	31.6	41.0
Purchases of common stock		**(237.8)**	—	(52.0)
Cash dividends paid		**(711.3)**	(643.7)	(803.4)
Net cash used in financing activities		**(774.9)**	(627.1)	(754.4)
Effect of exchange rate changes on cash and cash equivalents		**(9.2)**	**(4.0)**	5.1
Net (decrease) increase in cash and cash equivalents		**(6.1)**	(9.5)	70.8
Cash and cash equivalents at beginning of year		**236.2**	245.7	174.9
Cash and cash equivalents at end of year	$	**230.1**	236.2	245.7
Supplemental information:				
Cash paid for interest	$	**13.3**	9.9	8.4
Net cash paid for income taxes	$	**354.1**	294.0	260.1

See accompanying Notes to Consolidated Financial Statements.

Note 1. Business Overview and Summary of Significant Accounting Policies

Business Overview

Fastenal is a leader in the wholesale distribution of industrial and construction supplies. We distribute these supplies through a network of branches and Onsite locations. Collectively, we refer to our branches and Onsite locations as in-market locations. We have approximately 3,300 in-market locations located primarily in North America.

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its subsidiaries (collectively, referred to as Fastenal or by terms such as we, our, or us). All material intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Net sales include products and shipping and handling charges, net of estimates for product returns and any related sales incentives. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products. All revenue is recognized when we satisfy our performance obligations under the contract. We recognize revenue by transferring control of the promised products to the customer, with the majority of revenue recognized at the point in time the customer obtains control of the products. We recognize revenue for shipping and handling charges at the time the products are delivered to or picked up by the customer. We estimate product returns based on historical return rates. Using probability assessments, which are based on known inputs at year-end, we estimate sales incentives expected to be paid over the term of the contract. The majority of our contracts have a single performance obligation and are short term in nature. Sales taxes and value added taxes in foreign jurisdictions that are collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

Accounts Receivable

Credit is extended based upon an evaluation of the customer's financial condition. Accounts receivable are stated at their estimated net realizable value. The allowance for credit losses is based on an income statement approach which adjusts the ending balance sheet to take into consideration expected losses over the contractual lives of the receivables, considering factors such as historical data as a basis for future expected losses.

Foreign Currency Translation and Transactions

The functional currency of our foreign operations is typically the applicable local currency. The functional currency is translated into United States dollars for balance sheet accounts, except retained earnings, using current exchange rates as of the balance sheet date, for retained earnings at historical exchange rates, and for revenue and expense accounts using a weighted average exchange rate during the applicable period. The translation adjustments are deferred as a separate component of stockholders' equity captioned accumulated other comprehensive income (loss). Gains or losses resulting from transactions denominated in foreign currencies are included in cost of sales or operating and administrative expenses.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories, consisting of finished goods merchandise held for resale, are stated at the lower of cost (first in, first out method) or net realizable value. We record valuation adjustments for excess, slow-moving, and obsolete inventory that are equal to the difference between the cost and estimated net realizable value for that inventory. These estimates are based on a review and comparison of the current inventory levels to projected and historical sales of inventory.

Property and Equipment

Property and equipment are stated at cost. Depreciation on property and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property.

Leases

We determine if an arrangement contains a lease at inception. Operating leases are included in our operating lease right-of-use (ROU) assets, the current portion of operating lease liabilities, and the operating lease liabilities in our Consolidated Balance Sheets.

The ROU assets represent our right to control the use of an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The operating lease ROU assets also include any prepaid lease payments made and exclude lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Many of our leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component as we have elected the practical expedient to group lease and non-lease components for all leases. Our pick-up truck leases typically have a non-cancelable lease term of less than one year and therefore, we have elected the practical expedient to exclude these short-term leases from our ROU assets and lease liabilities.

Most leases include one or more options to renew. The exercise of lease renewal options is typically at our sole discretion; therefore, the majority of renewals to extend the lease terms are not included in our ROU assets and lease liabilities as they are not reasonably certain of exercise. We regularly evaluate the renewal options and when they are reasonably certain of exercise, we include the renewal period in our lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments. We have a centrally managed treasury function; therefore, based on the applicable lease terms and the current economic environment, we apply a portfolio approach for determining the incremental borrowing rate.

Long-Lived Assets

Long-lived assets consist of net property and equipment, operating lease right-of-use assets, prepaid deposits, goodwill, and definite-lived intangible assets, and are reviewed for impairment whenever an event or change in circumstance indicates that the carrying amount of the asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as necessary. There were no impairments recorded during any of the three years reported in these consolidated financial statements.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is reviewed for impairment annually. The identifiable intangible assets are amortized on a straight-line basis over their estimated life.

On March 30, 2020, we purchased certain assets of Apex for $125.0, including identifiable intangible assets totaling $123.8, with a weighted average amortization period of approximately 19.4 years.

Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Insurance Reserves

We are self-insured for certain losses relating to workers' compensation, automobile, health, and general liability costs. Specific stop-loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Self-insurance liabilities are based on our estimate of reported claims and claims incurred but not yet reported.

Product Warranties

We offer a basic limited warranty for certain of our products. The specific terms and conditions of those warranties vary depending upon the product sold. We typically recoup these costs through product warranties we hold with the original equipment manufacturers. Our warranty expense has historically been minimal.

Stock-Based Compensation

We estimate the fair value of stock options as of the date of the grant using a Black-Scholes valuation model. Stock-based compensation expense equal to the grant date fair value is recognized on a straight-line basis over the vesting period. Our stock-based compensation expense is recorded in operating and administrative expenses.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We record interest and penalties related to unrecognized tax benefits in income tax expense.

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of common stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of common stock outstanding includes the incremental shares assumed to be issued upon the exercise of stock options considered to be 'in-the-money' (i.e., when the market price of our stock is greater than the exercise price of our outstanding stock options).

Segment Reporting

We have determined that for our North American regions we meet the aggregation criteria outlined in the accounting standards as these regions have similar: (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Considering our operations outside of North America represent less than 10% of our net sales, net earnings, or assets, we report as a single business segment.

Recently Issued Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary optional expedients and exceptions to U.S. GAAP on contract modifications, hedging relationships, and other transactions affected by reference rate reform to ease entities' financial reporting burdens as the market transitions from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The guidance was effective upon issuance and may be applied prospectively to contract modifications made, hedging relationships entered into, and other transactions affected by reference rate reform, evaluated on or before December 31, 2022, beginning during the reporting period in which the guidance has been elected. In December 2022, the FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which extended the date to December 31, 2024. We do not have any receivables, hedging relationships, lease agreements, or debt agreements that reference LIBOR or another reference rate expected to be discontinued. On September 28, 2022, we amended and restated our unsecured revolving credit agreement. At the same time, we also amended our master note agreement. As a result of those amendments, our floating rate debt no longer references a LIBOR based benchmark rate. Therefore, we will not be electing the optional practical expedients associated with this ASU.

Note 2. Revenue

Disaggregation of Revenue

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Revenues are attributed to countries based on the selling location from which the sale occurred. During 2022 and 2021, no single customer represented 5% or more of our consolidated net sales. During 2020, we had a single customer that represented 5% of our consolidated net sales, whereas all remaining customers fell below that threshold.

Our revenues related to the following geographic areas were as follows for the periods ended December 31:

		Twelve-month Period	
	2022	2021	2020
United States	$ **5,867.1**	5,033.3	4,825.3
Canada and Mexico	**884.4**	749.0	625.0
North America	**6,751.5**	5,782.3	5,450.3
All other foreign countries	**229.1**	228.6	197.0
Total revenues	$ **6,980.6**	6,010.9	5,647.3

The percentages of our sales by end market were as follows for the periods ended December 31:

		Twelve-month Period	
	2022	2021	2020
Manufacturing	**72.2%**	68.9%	62.4%
Non-residential construction	**10.3%**	11.1%	11.3%
Other	**17.5%**	20.0%	26.3%
	100.0%	100.0%	100.0%

The percentages of our sales by product line were as follows for the periods ended December 31:

			Twelve-month Period	
Type	Introduced	**2022**	2021	2020
Fasteners [1]	1967	**34.0%**	33.3%	29.9%
Tools	1993	**8.4%**	8.5%	8.2%
Cutting tools	1996	**5.0%**	5.0%	4.7%
Hydraulics & pneumatics	1996	**6.5%**	6.4%	5.9%
Material handling	1996	**5.7%**	5.6%	5.1%
Janitorial supplies	1996	**8.0%**	8.2%	9.8%
Electrical supplies	1997	**4.4%**	4.3%	4.1%
Welding supplies	1997	**3.9%**	3.8%	3.5%
Safety supplies	1999	**20.8%**	21.2%	25.5%
Other		**3.3%**	3.7%	3.3%
		100.0%	100.0%	100.0%

[1] The fastener product line represents fasteners and miscellaneous supplies.

Note 3. Long-Lived Assets

The accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of net property and equipment, operating lease right-of-use assets, prepaid deposits, goodwill, and definite-lived intangible assets.

Property and equipment at year end consisted of the following:

	Depreciable Life in Years	2022	2021
Land	—	$ 67.5	58.3
Buildings and improvements	15 to 40	509.2	501.9
Automated distribution and warehouse equipment	5 to 30	269.2	266.5
Shelving, industrial vending, and equipment	3 to 10	1,283.8	1,211.2
Transportation equipment	3 to 5	85.7	86.6
Construction in progress	—	96.0	72.7
		2,311.4	2,197.2
Less accumulated depreciation		(1,301.4)	(1,178.0)
Property and equipment, net		$ 1,010.0	1,019.2

Our long-lived assets related to the following geographic areas at year end:

	2022	2021
United States	$ 1,303.4	1,322.9
Canada and Mexico	80.4	85.6
North America	1,383.8	1,408.5
All other foreign countries	40.0	33.9
Total long-lived assets	$ 1,423.8	1,442.4

Note 4. Accrued Expenses

Accrued expenses at year end consisted of the following:

	2022	2021
Employee payroll and related taxes	$ 12.8	32.3
Employee bonuses and commissions	32.7	37.0
Profit sharing contribution	22.1	17.4
Insurance reserves	40.4	35.7
Indirect taxes	40.3	91.4
Customer promotions and marketing	60.6	56.3
Other	32.2	28.2
Accrued expenses	$ 241.1	298.3

Note 5. Stockholders' Equity

Dividends

On January 18, 2023, our board of directors declared a quarterly dividend of $0.35 per share of common stock to be paid in cash on March 2, 2023 to shareholders of record at the close of business on February 2, 2023. We paid aggregate annual cash dividends per share of $1.24 and $1.12 in 2022 and 2021, respectively. In 2020, we paid aggregate annual cash dividends per share of $1.40, which included a special, one-time dividend of $0.40 per share.

Stock Options

Effective January 3, 2023, the compensation committee of our board of directors granted to our employees options to purchase a total of 1,001,381 shares of our common stock at an exercise price of $48.00 per share. On the same date, certain of our non-employee directors received options to acquire a total of 70,562 shares of our common stock at an exercise price of $48.00 per share. The closing stock price on the effective date of the grants was $47.40 per share.

The following tables summarize the details of options granted under our stock option plans that were still outstanding as of December 31, 2022, and the assumptions used to value those grants. All such grants were effective at the close of business on the date of grant.

| | | | | | December 31, 2022 | |
| | | | Closing Stock | | | |
Date of Grant	Options Granted	Option Exercise Price	Price on Date of Grant		Options Outstanding	Options Exercisable
January 3, 2022	**713,438**	**$ 62.00**	**$**	**61.980**	**683,369**	**53,355**
January 4, 2021	741,510	$ 48.00	$	47.650	671,201	26,643
January 2, 2020	902,263	$ 38.00	$	37.230	772,002	266,122
January 2, 2019	1,316,924	$ 26.00	$	25.705	935,052	406,580
January 2, 2018	1,087,936	$ 27.50	$	27.270	689,133	417,667
January 3, 2017	1,529,578	$ 23.50	$	23.475	670,372	512,248
April 19, 2016	1,690,880	$ 23.00	$	22.870	493,803	371,455
April 21, 2015	1,786,440	$ 21.00	$	20.630	349,910	273,672
April 22, 2014	1,910,000	$ 28.00	$	25.265	109,894	109,894
Total	11,678,969				5,374,736	2,437,636

Date of Grant	Risk-free Interest Rate	Expected Life of Option in Years	Expected Dividend Yield	Expected Stock Volatility	Estimated Fair Value of Stock Option
January 3, 2022	**1.3%**	**5.00**	**1.7%**	**28.52%**	**$ 13.68**
January 4, 2021	0.4%	5.00	2.0%	29.17%	$ 9.57
January 2, 2020	1.7%	5.00	2.4%	25.70%	$ 6.81
January 2, 2019	2.5%	5.00	2.9%	23.96%	$ 4.40
January 2, 2018	2.2%	5.00	2.3%	23.45%	$ 5.02
January 3, 2017	1.9%	5.00	2.6%	24.49%	$ 4.20
April 19, 2016	1.3%	5.00	2.6%	26.34%	$ 4.09
April 21, 2015	1.3%	5.00	2.7%	26.84%	$ 3.68
April 22, 2014	1.8%	5.00	2.0%	28.55%	$ 4.79

All of the options in the tables above vest and become exercisable over a period of up to eight years. Generally, each option will terminate approximately 10 years after the grant date.

The fair value of each share-based option is estimated on the date of grant using a Black-Scholes valuation method that uses the assumptions listed above. The risk-free interest rate is based on the U.S. Treasury rate over the expected life of the option at the time of grant. The expected life is the average length of time over which we expect the employee groups will exercise their options, net of forfeitures, which is based on historical experience with similar grants. The dividend yield is estimated over the expected life of the option based on our current dividend payout, historical dividends paid, and expected future cash dividends. Expected stock volatilities are based on the movement of our stock price over the most recent historical period equivalent to the expected life of the option.

A summary of activities under our stock option plans consisted of the following:

	Options Outstanding		Exercise Price [1]	Remaining Life [2]
Outstanding as of January 1, 2022	5,173,270	$	30.23	6.08
Granted	713,438	$	62.00	9.00
Exercised	(346,992)	$	26.78	
Cancelled/forfeited	(164,980)	$	40.00	
Outstanding as of December 31, 2022	5,374,736	$	34.37	5.66
Exercisable as of December 31, 2022	2,437,636	$	27.14	4.30

	Options Outstanding		Exercise Price [1]	Remaining Life [2]
Outstanding as of January 1, 2021	5,914,757	$	26.73	6.22
Granted	741,510	$	48.00	9.00
Exercised	(1,305,107)	$	24.34	
Cancelled/forfeited	(177,890)	$	31.22	
Outstanding as of December 31, 2021	5,173,270	$	30.23	6.08
Exercisable as of December 31, 2021	1,693,805	$	25.11	4.68

[1] Weighted average exercise price.
[2] Weighted average remaining contractual life in years.

The total intrinsic value of stock options exercised during the years ended December 31, 2022, 2021, and 2020 was $10.2, $38.8, and $26.7, respectively. The intrinsic value represents the difference between the exercise price and fair value of the underlying shares at the date of exercise.

At December 31, 2022, there was $14.5 of total unrecognized stock-based compensation expense related to outstanding unvested stock options granted under the employee stock option plan. This expense is expected to be recognized over a weighted average period of 4.07 years. Any future change in estimated forfeitures will impact this amount. The total grant date fair value of stock options vested under our employee stock option plan during 2022, 2021, and 2020 was $5.2, $4.8, and $6.1, respectively.

Total stock-based compensation expense related to our employee stock option plan was $7.2, $5.6, and $5.7 for 2022, 2021, and 2020, respectively.

Shares Outstanding

Shares of common stock outstanding were as follows:

	2022	2021	2020
Balance at beginning of year	575,464,682	574,159,575	574,128,911
Stock options exercised	346,992	1,305,107	1,630,664
Purchases of common stock	(5,000,000)	—	(1,600,000)
Balance at end of year	570,811,674	575,464,682	574,159,575

Earnings Per Share

The following tables present a reconciliation of the denominators used in the computation of basic and diluted earnings per share and a summary of the options to purchase shares of common stock which were excluded from the diluted earnings calculation because they were anti-dilutive:

Reconciliation	2022	2021	2020
Basic weighted average shares outstanding	573,777,790	574,808,030	573,778,761
Weighted shares assumed upon exercise of stock options	1,845,324	2,309,026	1,893,193
Diluted weighted average shares outstanding	575,623,114	577,117,056	575,671,954

Summary of Anti-dilutive Options Excluded	2022	2021	2020
Options to purchase shares of common stock	1,335,898	678,310	846,041
Weighted average exercise prices of options	$ 55.25	48.00	38.00

Any dilutive impact summarized above related to periods when the average market price of our stock exceeded the exercise price of the potentially dilutive stock options then outstanding.

Note 6. Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) and Employee Stock Ownership Plan covers all of our employees in the United States. Our employees in Canada may participate in a Registered Retirement Savings Plan. The general purpose of both of these plans is to provide additional financial security during retirement by providing employees with an incentive to make regular savings contributions. In addition to the participation of our employees, we make annual profit sharing contributions based on an established formula. The expense recorded under this profit sharing formula was approximately $22.1, $17.4, and $16.2 for 2022, 2021, and 2020, respectively.

Note 7. Income Taxes

Earnings before income taxes were derived from the following sources:

	2022	2021	2020
Domestic	$ 1,335.7	1,100.3	1,046.7
Foreign	104.3	107.5	86.0
Earnings before income taxes	$ 1,440.0	1,207.8	1,132.7

Components of income tax expense (benefit) were as follows:

2022:		Current	Deferred	Total
Federal	$	**267.6**	**(5.0)**	**262.6**
State		**58.0**	**(1.1)**	**56.9**
Foreign		**35.0**	**(1.4)**	**33.6**
Income tax expense	$	**360.6**	**(7.5)**	**353.1**

2021:		Current	Deferred	Total
Federal	$	214.3	(11.4)	202.9
State		46.7	(1.7)	45.0
Foreign		34.1	0.8	34.9
Income tax expense	$	295.1	(12.3)	282.8

2020:		Current	Deferred	Total
Federal	$	195.4	1.8	197.2
State		47.5	(0.5)	47.0
Foreign		28.1	1.3	29.4
Income tax expense	$	271.0	2.6	273.6

Income tax expense in the accompanying consolidated financial statements differed from the expected expense as follows:

		2022	2021	2020
U.S. federal statutory income tax rate		**21.0%**	21.0%	21.0%
U.S. federal income tax expense at statutory rate	$	**302.4**	253.6	237.9
Increase (decrease) attributed to:				
State income taxes, net of federal benefit		**45.6**	34.9	36.3
Other, net		**5.1**	(5.7)	(0.6)
Total income tax expense	$	**353.1**	282.8	273.6
Effective income tax rate		**24.5%**	23.4%	24.2%

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities at year end consisted of the following:

		2022	2021 [(1)]
Deferred income tax assets (liabilities):			
Inventory costing and valuation methods	$	**6.7**	5.2
Insurance reserves		**8.6**	7.4
Stock-based compensation		**3.6**	2.8
Operating lease liabilities		**62.6**	62.6
Foreign net operating loss and credit carryforwards		**2.6**	1.4
Foreign valuation allowances		**(1.8)**	(1.7)
Prepaid royalty		**0.3**	5.9
Section 174 capitalization		**3.4**	—
Other, deferred tax assets		**9.3**	10.8
Total deferred income tax assets		**95.3**	94.4
Property and equipment		**(102.6)**	(110.0)
Operating lease ROU assets		**(61.5)**	(61.3)
Other, deferred tax liabilities		**(4.8)**	(4.3)
Total deferred income tax liabilities		**(168.9)**	(175.6)
Deferred income tax liabilities	$	**(73.6)**	(81.2)

[(1)] The presentation of prior year deferred income tax assets and liabilities has been updated to conform to current period presentation.

A reconciliation of the beginning and ending amount of total gross unrecognized tax benefits is as follows:

		2022	2021
Balance at beginning of year:	$	**7.4**	8.8
Increase related to prior year tax positions		**3.5**	0.3
Increase related to current year tax positions		**0.6**	0.9
Decrease related to statute of limitation lapses		**(0.9)**	(2.6)
Settlements		**(0.5)**	—
Balance at end of year:	$	**10.1**	7.4

Included in the liability for gross unrecognized tax benefits is an immaterial amount for interest and penalties, both of which we classify as a component of income tax expense. The amount of unrecognized tax benefits that would favorably impact the effective tax rate, if recognized, is $8.6 as of December 31, 2022 and $6.5 as of December 31, 2021. We believe it is reasonably possible that a decrease of up to $5.1 in unrecognized tax benefits may be recognized by the end of 2023 as a result of the lapse of the statute of limitations. The 2022 and 2021 liability is included in deferred income taxes in the Consolidated Balance Sheets.

We file income tax returns in the United States federal jurisdiction, all states, and various local and foreign jurisdictions. We are no longer subject to income tax examinations by taxing authorities for taxable years before 2019 in the case of United States federal examinations, and with limited exception, before 2017 in the case of foreign, state, and local examinations.

In general, it is our practice and intention to permanently reinvest the earnings of our foreign subsidiaries and repatriate earnings only when the tax impact is zero or very minimal. Accordingly, no deferred taxes have been provided for withholding taxes or other taxes that would result upon repatriation of our approximately $447.6 of undistributed earnings from foreign subsidiaries to the U.S. as those earnings continue to be permanently reinvested.

Note 8. Operating Leases

We lease space under non-cancelable operating leases for several distribution centers, several manufacturing locations, and certain branch locations. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions. We also lease certain semi-tractors, pick-up trucks, and computer equipment under operating leases.

Certain operating leases for pick-up trucks contain residual value guarantee provisions which would generally become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value guarantee related to these leases was approximately $86.0. We believe the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote.

The cost components of our operating leases were as follows for the periods ended December 31:

	2022			2021			2020		
	Leased Facilities and Equipment	Leased Vehicles	Total	Leased Facilities and Equipment	Leased Vehicles	Total	Leased Facilities and Equipment	Leased Vehicles	Total
Operating lease cost	$ 96.8	14.7	111.5	99.7	13.7	113.4	102.5	15.1	117.6
Variable lease cost	9.7	1.5	11.2	10.4	1.3	11.7	7.2	1.5	8.7
Short-term lease cost	—	26.6	26.6	—	19.2	19.2	—	23.6	23.6
Total	$ 106.5	42.8	149.3	110.1	34.2	144.3	109.7	40.2	149.9

Variable lease costs are excluded from ROU assets and lease liabilities and consist primarily of taxes, insurance, and common area or other maintenance costs for our leased facilities and equipment which are paid based on actual costs incurred by the lessor as well as variable mileage costs related to our leased vehicles.

Maturities of our lease liabilities for all operating leases were as follows as of December 31, 2022:

	Leased Facilities and Equipment	Leased Vehicles	Total
2023	$ 84.4	10.1	94.5
2024	63.0	6.6	69.6
2025	42.5	4.4	46.9
2026	24.1	1.5	25.6
2027	11.3	—	11.3
2028 and thereafter	8.5	—	8.5
Total lease payments	$ 233.8	22.6	256.4
Less: Imputed interest	(8.5)	(0.8)	(9.3)
Present value of lease liabilities	$ 225.3	21.8	247.1

The weighted average remaining lease terms and discount rates for all of our operating leases were as follows for the periods ended December 31:

Remaining lease term and discount rate:	**2022**	2021
Weighted average remaining lease term (years)		
Leased facilities and equipment	**3.57**	3.53
Leased vehicles	**2.66**	2.47
Weighted average discount rate		
Lease facilities and equipment	**2.07%**	1.79%
Leased vehicles	**2.47%**	1.79%

Supplemental cash flow information related to our operating leases was as follows for the periods ended December 31:

	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflow from operating leases	$ **110.9**	112.4	115.8
Leased assets obtained in exchange for new operating lease liabilities	**89.4**	103.6	99.2

Note 9. Debt Commitments

Credit Facility, Notes Payable, and Commitments

Debt obligations and letters of credit outstanding at year end consisted of the following:

	Average Interest Rate at December 31, 2022	Maturity Date	Debt Outstanding	
			2022	2021
Unsecured revolving credit facility	5.35%	September 28, 2027	$ **225.0**	25.0
Senior unsecured promissory notes payable, Series B	2.45%	July 20, 2022	—	35.0
Senior unsecured promissory notes payable, Series C	3.22%	March 1, 2024	**60.0**	60.0
Senior unsecured promissory notes payable, Series D	2.66%	May 15, 2025	**75.0**	75.0
Senior unsecured promissory notes payable, Series E	2.72%	May 15, 2027	**50.0**	50.0
Senior unsecured promissory notes payable, Series F	1.69%	June 24, 2023	**70.0**	70.0
Senior unsecured promissory notes payable, Series G	2.13%	June 24, 2026	**25.0**	25.0
Senior unsecured promissory notes payable, Series H	2.50%	June 24, 2030	**50.0**	50.0
Total			**555.0**	390.0
Less: Current portion of debt			**(201.8)**	(60.0)
Long-term debt			$ **353.2**	330.0
Outstanding letters of credit under unsecured revolving credit facility - contingent obligation			$ **36.3**	36.3

Unsecured Revolving Credit Facility

On September 28, 2022, we amended and restated our unsecured revolving Credit Agreement dated May 1, 2015. The Credit Agreement was amended and restated to, among other things: (1) increase the aggregate revolving credit commitment under the Credit Agreement, (2) extend the revolving credit maturity date to September 28, 2027, (3) provide a benchmark replacement for LIBOR with SOFR, and (4) make certain covenant changes.

After giving effect to the amendment and restatement described above, we have an $835.0 committed unsecured revolving credit facility (Credit Facility) with an uncommitted accordion option to increase the aggregate revolving commitment by an additional $365.0 for a total amount of $1,200.0. The Credit Facility includes a committed letter of credit subfacility of $55.0. Any borrowings outstanding under the Credit Facility for which we have the ability and intent to pay using cash within the next 12 months will be classified as a current liability. The Credit Facility contains certain financial and other covenants, and our right to borrow under the Credit Facility is conditioned upon, among other things, our compliance with these covenants. We are currently in compliance with these covenants.

Borrowings under the Credit Facility generally bear interest at a rate per annum equal to Daily Simple SOFR plus a 0.10% spread adjustment plus 0.95%. We pay a commitment fee for the unused portion of the Credit Facility. This fee is either 0.10% or 0.125% per annum based on our usage of the Credit Facility.

Senior Unsecured Promissory Notes Payable

On September 28, 2022, we amended our Master Note Agreement dated July 20, 2016. The Master Note Agreement was amended to, among other things: (1) increase the aggregate principal amount of notes that may be issued under the agreement from time to time, (2) extend the issuance period to September 28, 2027, (3) replace the benchmark rate for any floating rate notes that may be issued in the future under the agreement from LIBOR to SOFR, and (4) make certain changes to covenants.

We have issued senior unsecured promissory notes under our master note agreement (the Master Note Agreement) in the aggregate principal amount of $330.0 as of December 31, 2022. Our aggregate borrowing capacity under the Master Note Agreement is $900.0; however, none of the institutional investors party to that agreement are committed to purchase notes thereunder. There is no amortization of these notes prior to their maturity date and interest is payable quarterly. The notes currently issued under our Master Note Agreement, including the maturity date and fixed interest rate per annum of each series of note, are contained in the table above. The Master Note Agreement contains certain financial and other covenants and we are in compliance with these covenants.

Principal payments required on our outstanding indebtedness, based on the maturity dates defined within our long-term debt arrangements, for the succeeding five years, are displayed in the table below, as of December 31, 2022:

	Principal Payments
2023	$ 70.0
2024	60.0
2025	75.0
2026	25.0
2027	50.0
2028 and thereafter	50.0
Total	$ 330.0

Note 10. Legal Contingencies

We are involved in certain legal actions, including those that are ordinary routine litigation incidental to our business. The outcomes of these legal actions are not within our complete control and may not be known for prolonged periods of time. In some actions, the claimants seek damages, as well as other relief, that could require significant expenditures or result in lost revenues. We record a liability for these legal actions when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and can be reasonably estimated, the estimated loss or range of loss is disclosed. In most cases, significant judgment is required to estimate the amount and timing of a loss to be recorded. As of December 31, 2022, there were no litigation matters that we consider to be probable or reasonably possible to have a material adverse outcome.

Note 11. Subsequent Events

We evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in the Notes to Consolidated Financial Statements, with the exception of the dividend declaration and stock option activities disclosed in Note 5.

End of Notes to Consolidated Financial Statements

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the Securities Exchange Act)). Based on this evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including the principal executive officer and principal financial officer, to allow for timely decisions regarding required disclosure.

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under Item 9A is contained earlier in this Form 10-K under the heading 'Item 8, Financial Statements and Supplementary Data'.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(ii)	provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2022. There was no change in the company's internal control over financial reporting during the company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness	Holden Lewis
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer

Winona, Minnesota
February 7, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.


PART III


ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Incorporated herein by reference is the information appearing under the headings 'Proposal #1—Election of Directors', 'Corporate Governance and Director Compensation—Board Leadership Structure and Committee Membership', 'Corporate Governance and Director Compensation—Audit Committee', and 'Corporate Governance and Director Compensation— Delinquent Section 16(a) Reports' in the Proxy Statement.

There have been no material changes to the procedures by which security holders may recommend nominees to the board of directors since our last report.

In January 2004, our board of directors adopted a supplement to our existing standards of conduct designed to qualify the standards of conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the SEC (Code of Ethics). The standards of conduct, as supplemented, apply to all of our directors, officers, and employees, including without limitation our chief executive officer, chief financial officer, principal accounting officer, and controller (if any), and persons performing similar functions (Senior Financial Officers). Those portions of the standards of conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to us pursuant to the directions detailed under 'Does Fastenal have a Code of Conduct?' on the 'Investor FAQs' page of the 'Investor Relations' section of our website at www.fastenal.com. In the event we amend or waive any portion of the standards of conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of our Senior Financial Officers, we intend to post on our website at www.fastenal.com, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

Information about our Executive Officers

As of the date of filing this Form 10-K, the following individuals were executive officers of the Company:

Name	Employee of Fastenal Since	Age	Position
Daniel L. Florness	1996	59	President, Chief Executive Officer, and Director
William J. Drazkowski	1995	51	Executive Vice President – Sales
James C. Jansen	1992	52	Executive Vice President – Manufacturing
Holden Lewis	2016	53	Senior Executive Vice President and Chief Financial Officer
Sheryl A. Lisowski	1994	55	Executive Vice President – Chief Accounting Officer and Treasurer
Charles S. Miller	1999	48	Senior Executive Vice President – Sales
Terry M. Owen	1999	54	Senior Executive Vice President – Sales Operations
John L. Soderberg	1993	51	Senior Executive Vice President – Information Technology
Jeffery M. Watts	1996	51	Executive Vice President – International Sales
Reyne K. Wisecup	1988	59	Senior Executive Vice President – Human Resources and Director

Mr. Florness has been our president and chief executive officer since January 2016. From December 2002 to December 2015, Mr. Florness was our executive vice president and chief financial officer. From June 1996 to November 2002, Mr. Florness was our chief financial officer. During his time as chief financial officer, Mr. Florness' responsibilities expanded beyond finance, including leadership of a portion of our manufacturing division, our product development and procurement, and the company's national accounts business. Mr. Florness has served as one of our directors since January 2016.

Mr. Drazkowski has been our executive vice president - sales since October 2019. Mr. Drazkowski's responsibilities include sales and operational oversight of our Western United States business. From December 2016 to September 2019, Mr. Drazkowski was executive vice president – national accounts sales. From October 2014 to December 2016, Mr. Drazkowski was our vice president – national accounts sales, from September 2013 to September 2014, he served as regional vice president of our Minnesota based region, and from November 2007 to August 2013, he served as one of our district managers. Prior to November 2007, Mr. Drazkowski served in various sales leadership roles at our company.

Mr. Jansen has been our executive vice president – manufacturing since January 2016. Mr. Jansen's responsibilities include oversight of our industrial services, quality assurance, aerospace, manufacturing operations, and EHS management. From December 2010 to December 2015, Mr. Jansen was our executive vice president - operations. From November 2007 to December 2010, Mr. Jansen was our executive vice president – internal operations. From May 2005 to November 2007, Mr. Jansen served as our leader of systems development (this role encompassed both information systems and distribution systems development). From April 2000 to April 2005, Mr. Jansen served as regional vice president of our Texas based region.

Mr. Lewis has been our senior executive vice president and chief financial officer of Fastenal since December 2022. As chief financial officer, Mr. Lewis manages the company's finance, accounting and audit functions, and plays a central role in effectively executing and communicating company strategy, with a concentration on profitability, efficiency, and assets. He also oversees the company's M&A and Investor Relations efforts. From August 2016 to December 2022, Mr. Lewis served as our executive vice president and chief financial officer. He joined the company following a long career as a senior equity analyst covering industrials, including Fastenal, for full-service investment banks. Mr. Lewis held various senior roles with a variety of organizations in the investment banking industry from 1994 to July 2016.

Ms. Lisowski has been our executive vice president - chief accounting officer and treasurer since December 2020. From August 2016 to November 2020, Ms. Lisowski was our controller, chief accounting officer, and treasurer. Ms. Lisowski was our controller and chief accounting officer from October 2013 to August 2016, and also served as our interim chief financial officer from January 2016 to August 2016. From March 2007 to October 2013, Ms. Lisowski served as our controller – accounting operations. Ms. Lisowski joined Fastenal in 1994 and, prior to March 2007, served in various roles of increasing responsibility within our finance and accounting team.

Mr. Miller has been our senior executive vice president – sales since January 2020. Mr. Miller's responsibilities include sales and operational oversight of our Eastern United States business. From November 2015 to December 2019, Mr. Miller was one of our executive vice presidents – sales. From January 2009 to October 2015, Mr. Miller served as regional vice president of our southeast central region based primarily in Tennessee and Kentucky. Prior to January 2009, Mr. Miller served in various sales leadership roles at our company.

Mr. Owen has been our senior executive vice president – sales operations since January 2016. Mr. Owen's responsibilities include oversight of our eCommerce, marketing, national accounts sales, government sales, FAST Solutions® (Onsite and FMI), manufacturing, distribution, transportation, product development, supplier development, procurement, and supply chain. From July 2015 to December 2015, Mr. Owen was one of our executive vice presidents – sales. From May 2014 to June 2015, Mr. Owen served as our executive vice president – e-business, and from December 2007 to May 2014, Mr. Owen was regional vice president of our Texas based and Mexico regions. Prior to December 2007, Mr. Owen served in various distribution center leadership roles at our company.

Mr. Soderberg has been our senior executive vice president – information technology since December 2020. From May 2016 to November 2020, Mr. Soderberg was our executive vice president – information technology. From May 2014 to May 2016, Mr. Soderberg served as our executive vice president – sales operations and support. From April 2010 to May 2014, Mr. Soderberg was one of our vice presidents – sales. From April 2005 to April 2010, Mr. Soderberg served as regional vice president of our Seattle, Washington based region. Prior to April 2005, Mr. Soderberg served in various sales leadership roles in the mid-Atlantic area of our company.

Mr. Watts has been our executive vice president – international sales since December 2016. From March 2015 to December 2016, Mr. Watts was our vice president – international sales. From June 2005 to February 2015, he served as regional vice president of our Canadian region. Prior to June 2005, Mr. Watts served in various sales leadership roles at our company.

Ms. Wisecup has been our senior executive vice president – human resources from December 2016 through February 2023, when she will retire from that position. From November 2007 to December 2016, Ms. Wisecup was our executive vice president – human resources. Prior to November 2007, she served in various support roles, including director of employee development. Ms. Wisecup has also served as one of our directors since 2000.

The executive officers are elected by our board of directors for a term of one year and serve until their successors are elected and qualified. None of our executive officers is related to any other such executive officer or to any of our directors.

ITEM 11.   EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Compensation Committee Interlocks and Insider Participation', 'Executive Compensation', and 'Corporate Governance and Director Compensation—Compensation of our Directors' in the Proxy Statement.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading 'Security Ownership of Principal Shareholders and Management' in the Proxy Statement.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders [1]	5,374,736	$ 34.37	11,644,818
Equity compensation plans not approved by security holders	—	—	—
Total	5,374,736		11,644,818

[1]   Reflects stock option awards issued and issuable in the future under our Fastenal Company Stock Option Plan and our Fastenal Company Non-Employee Director Stock Option Plan.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Incorporated herein by reference is the information appearing under the headings 'Corporate Governance and Director Compensation—Director Independence', 'Corporate Governance and Director Compensation—Related Person Transaction Approval Policy', and 'Corporate Governance and Director Compensation—Transactions with Related Persons' in the Proxy Statement.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading 'Audit and Related Matters—Audit and Related Fees' and 'Audit and Related Matters—Pre-Approval of Services' in the Proxy Statement.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   1. Financial Statements:

Consolidated Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Earnings for the years ended December 31, 2022, 2021, and 2020
Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2022, 2021, and 2020
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020
Notes to Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (KPMG LLP, Minneapolis, MN, Auditor Firm ID: 185)

2. Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1	Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 8-K dated as of April 22, 2019)
3.2	Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Fastenal Company's Form 8-K dated as of January 17, 2019)
4.1	Form of Senior Notes due March 1, 2024 (incorporated by reference to Exhibit 4.1 to Fastenal Company's Form 10-Q for the quarter ended March 31, 2017)
4.2	Description of Capital Stock
4.3	Form of Senior Notes due May 15, 2025 (incorporated by reference to Exhibit 4.1 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.4	Form of Senior Notes due May 15, 2027 (incorporated by reference to Exhibit 4.2 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.5	Form of Senior Notes due June 24, 2023 (incorporated by reference to Exhibit 4.3 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.6	Form of Senior Notes due June 24, 2026 (incorporated by reference to Exhibit 4.4 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
4.7	Form of Senior Notes due June 24, 2030 (incorporated by reference to Exhibit 4.5 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020)
10.1	Bonus Program for Executive Officers*
10.2	Fastenal Company Stock Option Plan as amended and restated effective as of December 12, 2014 (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated December 17, 2014)*
10.3	Fastenal Company Incentive Plan (incorporated by reference to Appendix A to Fastenal Company's Proxy Statement dated February 23, 2012)*
10.4	Fastenal Company Non-Employee Director Stock Option Plan as amended and restated effective December 20, 2021.*
10.5	Amended and Restated Credit Agreement, dated as of September 28, 2022, by and among Fastenal Company, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated as of September 30, 2022).
10.6	First Amendment to Amended and Restated Credit Agreement, dated as of January 20, 2023, by and among Fastenal Company, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent.
10.7	Master Note Agreement dated as of July 20, 2016 by and among (i) Fastenal Company, (ii) Metropolitan Life Insurance Company, NYL Investors LLC and PGIM, Inc. (formerly known as Prudential Investment Management, Inc.), as investor group representatives (each, an 'Investor Group Representative'), and (iii) Metropolitan Life Insurance Company (in its capacity as a purchaser of notes under such Master Note Agreement) and/or affiliates of any Investor Group Representative who become purchasers of notes under such Master Note Agreement (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 8-K dated as of July 20, 2016).

Exhibit Number	Description of Document
10.8	Omnibus First Amendment to Master Note Agreement and Subsidiary Guaranty Agreement dated as of November 30, 2018 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on one hand, and Metropolitan Life Insurance Company, NYL Investors LLC, PGIM, Inc., and each holder of Notes that are signatory thereto, on the other hand (incorporated by reference to Exhibit 10.2 to Fastenal Company's Form 8-K dated December 3, 2018).
10.9	Consent, Waiver and Agreement to Master Note Agreement dated as of June 10, 2020 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on the one hand, and Metropolitan Life Insurance Company, MetLife Investment Management, LLC, NYL Investors LLC, PGIM, Inc. and each holder of Notes that are signatory thereto, on the other hand (incorporated by reference to Exhibit 10.1 to Fastenal Company's Form 10-Q for the quarter ended June 30, 2020).
10.10	Omnibus Second Amendment to Master Note Agreement and Subsidiary Guaranty Agreement dated as of September 28, 2022 by and among Fastenal Company, Fastenal Company Purchasing, and Fastenal IP Company, on one hand, and Metropolitan Life Insurance Company, MetLife Investment Management, LLC, NYL Investors LLC, PGIM, Inc., and each holder of Notes that is a signatory thereto, on the other hand (incorporated by reference to Exhibit 10.2 to Fastenal Company's Form 8-K dated as of September 30, 2022).
21	List of Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002
101	The following financial statements from the Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Earnings, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Stockholders' Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.
104	The cover page from the Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline XBRL.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15(b).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2022, 2021, and 2020
(Amounts in millions)

Description	Balance at Beginning of Year		"Additions/ (Reductions)" to Costs and Expenses	"Other" Additions (Deductions)	"Less" Deductions	Balance at End of Year
Year ended December 31, 2022						
Allowance for credit losses	$	**12.0**	**(1.8)**	—	**1.9**	**8.3**
Insurance reserves	$	**35.7**	**78.2** [1]	—	**73.5** [2]	**40.4**
Year ended December 31, 2021						
Allowance for credit losses	$	12.3	2.5	—	2.8	12.0
Insurance reserves	$	41.0	78.6 [1]	—	83.9 [2]	35.7
Year ended December 31, 2020						
Allowance for credit losses	$	10.9	7.5	—	6.1	12.3
Insurance reserves	$	41.1	72.1 [1]	—	72.2 [2]	41.0

[1] Includes costs and expenses incurred for premiums and claims related to health and general insurance.
[2] Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm incorporated herein by reference.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2023

FASTENAL COMPANY

By   /s/   Daniel L. Florness
_____
        Daniel L. Florness, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 7, 2023

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness, President and Chief Executive Officer (Principal Executive Officer), and Director	Holden Lewis, Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Sheryl A. Lisowski	
Sheryl A. Lisowski, Executive Vice President - Chief Accounting Officer and Treasurer (Principal Accounting Officer)	
/s/ Scott A. Satterlee	/s/ Daniel L. Johnson
Scott A. Satterlee, Director (Chair)	Daniel L. Johnson, Director
/s/ Michael J. Ancius	/s/ Nicholas J. Lundquist
Michael J. Ancius, Director	Nicholas J. Lundquist, Director
/s/ Stephen L. Eastman	/s/ Sarah N. Nielsen
Stephen L. Eastman, Director	Sarah N. Nielsen, Director
/s/ Rita J. Heise	/s/ Reyne K. Wisecup
Rita J. Heise, Director	Reyne K. Wisecup, Director
/s/ Hsenghung Sam Hsu	
Hsenghung Sam Hsu, Director	

Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

The summary of the general terms and provisions of the capital stock of Fastenal Company (the "Company") set forth below does not purport to be complete and is subject to and qualified by reference to the Company's Restated Articles of Incorporation, as amended (the "Articles") and Restated By-Laws ("By-Laws," and together with the Articles, the "Charter Documents"), each of which is incorporated herein by reference and attached as an exhibit to the Company's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company's Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the "MBCA").

Capital Stock

The Company is authorized to issue up to 805,000,000 shares, of which 5,000,000 have been designated preferred stock, par value of $0.01 per share ("Preferred Stock") and 800,000,000 have been designated common stock, par value $0.01 per share ("Common Stock").

Voting Rights

The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. The Articles do not permit cumulative voting in the election of directors. Subject to the rights, if any, of the holders of one or more classes or series of Preferred Stock issued by the Company, each director of the Company shall be elected at a meeting of shareholders by the vote of the majority of votes cast with respect to that director, provided that directors of the Company shall be elected by a plurality of the votes present and entitled to vote on the election of directors at any such meeting for which the number of nominees (other than nominees withdrawn on or prior to the day preceding the date the Company first mails its notice for such meeting to the shareholders) exceeds the number of directors to be elected. Voting rights with respect to certain significant corporate transactions may require more than a majority vote in certain circumstances as described below under "Business Combinations and Other Transactions with 15% Shareholders."

Dividend Rights

Subject to any prior rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's board of directors out of funds legally available therefor.

Liquidation Rights

Upon any liquidation or dissolution of the Company, the holders of shares of Common Stock share ratably, in proportion to the number of shares held, in the assets available for distribution after payment of all prior claims, including all prior claims of any Preferred Stock then outstanding.

No Preemptive Rights

Shareholders of the Company shall have no preemptive rights to acquire securities or rights to purchase securities of the Company.

Listing

The Company's Common Stock is currently traded on the Nasdaq Stock Market LLC under the symbol "FAST."

Anti-Takeover Provisions

The Charter Documents and the MBCA contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Business Combinations and Other Transactions with 15% Shareholders

The Articles provide that, generally, (i) consolidations, mergers, statutory share exchanges and sales or other dispositions of 10% or more of the book value of the Company's assets involving a beneficial holder of at least 15% of the stock of the Company entitled to vote generally in the election of directors ("Voting Stock"), (ii) the acquisition of assets from a beneficial holder of at least 15% of the Company's Voting Stock equal to or greater than 10% of the book value of the Company's assets, (iii) certain issuances of stock involving a beneficial holder of at least 15% of the Company's Voting Stock, (iv) liquidations or dissolutions of the Company proposed by or on behalf of a 15% or more beneficial shareholder, and (v) certain other specified transactions involving a 15% or more beneficial shareholder, whether or not they otherwise require a shareholder vote, require the affirmative vote of the holders of at least 75% of the outstanding shares of the Company's Voting Stock, unless (a) the proposed transaction is first approved by a majority of the continuing directors (generally meaning any director whose election or nomination was approved by a majority of the currently sitting directors) whose election or nomination was approved by a majority of the continuing directors), or (b) the consideration to be received by the shareholders of the Company in the proposed transaction meets certain conditions generally designed to insure that shareholders receive a fair price for their shares, and certain other procedural requirements in connection with the proposed transaction are followed. A 75% vote of the outstanding shares of the Company's Voting Stock is required to amend this special voting provision.

Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent; and Advance Notice of Shareholder Business Proposals and Nominations

Section 302A.433 of the MBCA provides that special meetings of the Company's shareholders may be called by the Company's chief executive officer, chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting demanded by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Section 302A.441 of the MBCA also provides that action may be taken by shareholders without a meeting only by unanimous written consent. The By-Laws provide an advance written notice procedure with respect to shareholder proposals of business and shareholder nominations of candidates for election as directors. Shareholders at an annual meeting are able to consider only the proposals and nominations specified in the notice of meeting or otherwise brought before the meeting by or at the direction of the board of directors or by a shareholder that has delivered timely written notice in proper form to the Company's general counsel of the business to be brought before the meeting.

Control Share Provision

Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company's Voting Stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of the Company's Voting Stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person's shares. The control share provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws approved by its shareholders. The Articles provide that this provision shall apply.

Business Combination Provision

Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person's acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of the board of directors. The business combination provision applies to any corporation that has not expressly provided to the contrary in its articles or its bylaws. The Articles provide that this provision shall apply.

Takeover Offer; Fair Price

Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board's disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions

Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

Authority of the Board of Directors

The Company's board of directors has the power to issue any or all of the shares of the Company's capital stock, including the authority to establish one or more series of Preferred Stock, setting forth the designation of each such series and fixing the relative rights and preferences for each such series, without seeking shareholder approval in most instances. In addition, under the By-Laws, the Company's board of directors has the right to fill vacancies of the board of directors (including a vacancy created by an increase in the size of the board of directors).

Exhibit 10.1

Fastenal Company

Bonus Program for Executive Officers

Quarterly Incentives

Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.

The primary cash bonuses for all of our named executive officers other than our chief financial officer are based on growth in pre-tax earnings of the company and/or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The primary cash bonuses for our chief financial officer are based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.

The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.

Cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows; therefore, we do not believe it is necessary for payouts under our primary executive cash incentive program to be capped. We believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line. Therefore, we do not base these cash incentives on multiple metrics.

Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.

2022 Incentive Program

The bonus arrangements for our named executive officers for 2022 were approved by our compensation committee at its last meeting in 2021. Consistent with prior years, the bonuses for 2022 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2021. The compensation committee determined that the payout percentages for each of the named executive officers for 2022 would remain unchanged from those in effect at the end of 2021, except that Mr. Florness' and Mr. Lewis' payout percentages increased in recognition of their continued growth, performance, and experience in their roles.

The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2022 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2021 (the 'minimum target').

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.75%
Mr. Lewis	Company-wide net earnings	1.00%
Mr. Owen	Company-wide pre-tax earnings	1.00%
Mr. Miller [(1)]	Pre-tax earnings	1.00% / 0.25%
Ms. Wisecup	Company-wide pre-tax earnings	0.65%

(1)   The bonuses for Mr. Miller were based on growth in pre-tax earnings for the geographic areas under his leadership (Eastern United States), with the payout percentage applied to that growth of 1.00%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.25%.

The following table sets out, for each quarter in 2022, our actual and minimum target pre-tax earnings and net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2022 was 100% of such earnings in the same quarter of 2021.)

2022	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Minimum Target Net Earnings
First quarter	$ 355,714,000	$ 277,921,000	$ 269,588,000	$ 210,616,000
Second quarter	380,745,000	315,236,000	287,102,000	239,709,000
Third quarter	375,316,000	316,113,000	284,595,000	243,474,000
Fourth quarter	328,177,000	298,548,000	245,606,000	231,179,000

During 2022, the approximate percentage of the actual and minimum pre-tax earnings of the company attributable to our operations in the geographic area under Mr. Miller's leadership was 45%.

As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2022 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Improvement Amount Exceeded	Bonus Payout
150 basis points	$ 15,000
100 basis points (but less than 150 basis points)	$ 10,000
50 basis points (but less than 100 basis points)	$ 5,000

In addition, for each whole percentage improvement (*e.g.*, 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2022 as follows:

2022	Improvement Amount Exceeded	Bonus Payout
First quarter	—	$ —
Second quarter	—	—
Third quarter	—	—
Fourth quarter	50 basis points (but less than 100 basis points)	5,000
Total		$ 5,000

2023 Incentive Program

The bonus arrangements for our named executive officers for 2023 were approved by our compensation committee at its last meeting in 2022. The bonus plans for our named executive officers for 2023 are unchanged from our 2022 bonus plans, except that Mr. Lewis' payout structure was changed to align a portion of his program with the programs for our other named executive officers. More specifically, a component was added to place greater emphasis on pre-tax earnings growth.

Exhibit 10.6

FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT

This First Amendment to Amended and Restated Credit Agreement ("**Amendment**") is dated as of January 20, 2023, by and among **Fastenal Company**, a Minnesota corporation ("**Borrower**"), the undersigned "**Lenders**" parties to the Credit Agreement herein defined and **Wells Fargo Bank, National Association**, a national banking association (in its individual capacity, "**Wells Fargo**," and in its administrative agent capacity for the Lenders, "**Administrative Agent**").

RECITALS:

A.   Borrower, Administrative Agent and the "Lenders" referred to therein are parties to that certain Amended and Restated Credit Agreement dated as of September 28, 2022 (as the same may be amended, modified, restated or supplemented from time to time, the "**Credit Agreement**"), pursuant to which Lenders have agreed to make loans and other financial accommodations available to the Borrower.

B.   Borrower has requested a certain modification to the Credit Agreement, and the Lenders are willing to agree to such modification to the Credit Agreement, all subject and pursuant to the terms and conditions contained in this Amendment.

NOW, THEREFORE, the parties hereby agree to amend the Credit Agreement as follows:

1.   **Definitions**. Capitalized terms not defined in this Amendment have the meanings given to them in the Credit Agreement.

2.   **Commitment Fee**. The first sentence of Section 4.3(a) of the Credit Agreement is hereby deleted in its entirety and replaced with the following effective as of September 28, 2022, and as of such date, the Commitment Fee shall be calculated pursuant to Section 4.3(a) as revised in this Amendment:

Subject to Section 4.15(a)(iii), the Borrower shall pay to the Administrative Agent, for the account of the Revolving Credit Lenders, a non-refundable commitment fee (the "Commitment Fee") at a rate per annum, accruing from and after the Closing Date to the Revolving Credit Maturity Date, equal to the applicable amount for Commitment Fees set forth in the definition of Applicable Margin on the average daily unused portion of the Revolving Credit Commitment of the Revolving Credit Lenders (other than the Defaulting Lenders, if any); provided that the outstanding Swingline Loans shall not be considered usage of the Revolving Credit Commitment for the purpose of calculating the Commitment Fee, and, for the avoidance of doubt, the amount of outstanding Letters of Credit shall be considered usage of the Revolving Credit Commitment for the purpose of calculating the Commitment Fee.

3.   **No Other Changes**. Except as explicitly amended by this Amendment, all of the terms and conditions of the Credit Agreement remain in full force and effect. This Amendment and the Credit Agreement shall be read together, as one document.

4.   **Conditions Precedent**. The effective date hereof shall be the date that all parties have executed and delivered this Amendment.

5.   **Miscellaneous**. Except as amended hereby, the Credit Agreement remains in full force and effect in accordance with its original terms. Signature pages to this Amendment may be executed in any number of counterparts and by facsimile or email (PDF) transmission, all of which taken together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, all as of the day and year first written above.


BORROWER:

FASTENAL COMPANY

By: /s/ Holden Lewis
    Holden Lewis
    Its Executive Vice President and
    Chief Financial Officer


AGENTS AND LENDERS:

WELLS FARGO BANK, NATIONAL
ASSOCIATION, as Administrative Agent,
Swingline Lender, Issuing Lender and Lender

By: /s/ Steven Chen
    Name: Steven Chen
    Its: Vice President

MERCHANTS BANK, NATIONAL
ASSOCIATION, as Lender

By: /s/ Steven G. Christopherson
    Name: Steven G. Christopherson
    Its: Senior Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Lender

By: /s/ Ana Gaytan
   Name: Ana Gaytan
   Its: Assistant Vice President

BANK OF AMERICA, N.A.
as Lender

By: /s/ Chad Kardash
   Name: Chad Kardash
   Its: Senior Vice President

CITIBANK, N.A.,
as Lender

By: /s/ Andrew Stella
    Name: Andrew Stella
    Its: Vice President

Exhibit 21

Subsidiaries of Fastenal Company

Geographic Location	Subsidiary Name	Year Incorporated	Jurisdiction of Incorporation
North America			
United States	Fastenal International Holdings Company	1994	Minnesota
	Fastenal Company Purchasing	1997	Minnesota
	Fastenal Company Leasing	1997	Minnesota
	Fastenal IP Company	2005	Minnesota
	Fastenal Air Fleet, LLC	2006	Minnesota
	River Surplus and Supply, LLC	2014	Minnesota
	Fastenal Mexico, LLC	2016	Minnesota
	Innova Holdings, LLC	2020	Minnesota
	Innova Supply Chain Solutions, LLC	2020	Minnesota
Canada	Fastenal Canada, Ltd.	2008	Canada
Mexico	Fastenal Mexico, S. de R.L. de C.V.	1999	Mexico
Central & South America			
Panama	Fastenal Panama, S.A.	2009	Panama
Brazil	Fastenal Brasil Importação, Exportação e Distribuição Ltda.	2011	Brazil
	Fastenal Brasil Participacoes Ltda.	2011	Brazil
Chile	Fastenal Chile SpA	2013	Chile
Asia			
Singapore	Fastenal Singapore Pte. Ltd.	2001	Singapore
China	Fastenal Asia Pacific Limited	2003	Hong Kong, China
	FASTCO (Shanghai) Trading Co., Ltd.	2003	Shanghai, China
	Fastenal (Shanghai) International Trading Co. Ltd.	2012	Shanghai, China
	Fastenal (Tianjin) International Trading Co. Ltd.	2012	Tianjin, China
	Fastenal (Shenzhen) International Trading Co. Ltd.	2012	Shenzhen, China
Malaysia	Fastenal Malaysia Sdn. Bhd.	2009	Malaysia
Thailand	Fastenal (Thailand) Ltd.	2012	Thailand
India	Fastenal India Sourcing IT and Procurement Private Ltd.	2013	India
	Fastenal India Wholesale Private Ltd.	2013	India
Europe			
The Netherlands	Fastenal Europe B.V.	2003	The Netherlands
	Fastenal Netherlands Holdings B.V.	2015	The Netherlands
Hungary	Fastenal Europe Kft.	2009	Hungary
United Kingdom	Fastenal Europe Ltd.	2010	United Kingdom
Germany	Fastenal Europe GmbH	2011	Germany
Czech Republic	Fastenal Europe, s.r.o.	2011	Czech Republic
Italy	Fastenal Europe S.r.l.	2011	Italy
Romania	Fastenal Europe RO S.r.l.	2012	Romania
Sweden	Fastenal Europe AB	2013	Sweden
Poland	Fastenal Europe Sp. z o.o.	2013	Poland
Austria	Fastenal AT GmbH	2016	Austria
Switzerland	Fastenal Europe Sàrl	2017	Switzerland
Ireland	Fastenal Europe IE Limited	2017	Ireland
Spain	Fastenal Europe, S.L.	2018	Spain
France	Fastenal Europe FR Sàrl	2018	France
Belgium	Fastenal Europe BE BV	2019	Belgium

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (No. 333-52765, No. 333-134211, No. 333-162619, No. 333-176401, and No. 333-224441) on Form S-8 of our report dated February 7, 2023, with respect to the consolidated financial statements of Fastenal Company and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota
February 7, 2023

Exhibit 31

CERTIFICATIONS

I, Daniel L. Florness, certify that:

1.   I have reviewed this annual report on Form 10-K of Fastenal Company;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

      a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

 Date: February 7, 2023

/s/   Daniel L. Florness
_____

Daniel L. Florness

President and Chief Executive Officer

(Principal Executive Officer)

Exhibit 31 (Continued)

CERTIFICATIONS

I, Holden Lewis, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 7, 2023

/s/   Holden Lewis

Holden Lewis
Senior Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this annual report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date   February 7, 2023

/s/ Daniel L. Florness	/s/ Holden Lewis
Daniel L. Florness	Holden Lewis
President and Chief Executive Officer	Senior Executive Vice President and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)

Directors

SCOTT A. SATTERLEE

Chair of the Board; Retired President of North America Surface Transportation Division, C.H. Robinson Worldwide, Inc.
Director since 2009

MICHAEL J. ANCIUS

Vice President and Chief Financial Officer, A.L.M. Holding Company (construction and energy company)
Director since 2009

STEPHEN L. EASTMAN

President of the Aftermarket, Parts, Garments, and Accessories Division of Polaris Inc. (recreational vehicle manufacturer)
Director since 2015

DANIEL L. FLORNESS

President and Chief Executive Officer, Fastenal Company
Director since 2016

RITA J. HEISE

Self-Employed Business Consultant; Retired Corporate Vice President and Chief Information Officer of Cargill, Incorporated
Director since 2012

HSENGHUNG SAM HSU

Executive Vice President, Strategic Planning, Ecolab Inc. (global water, hygiene, and infection prevention solutions provider)
Director since 2020

DANIEL L. JOHNSON

Chief Executive Officer of M.A. Mortenson Company (family-owned construction company)
Director since 2016

NICHOLAS J. LUNDQUIST

Retired Senior Executive Vice President - Operations, Fastenal Company
Director since 2019

SARAH N. NIELSEN

Chief Financial Officer, First Citizens Bank (Iowa community bank)
Director since 2021

REYNE K. WISECUP

Senior Executive Vice President - Human Resources, Fastenal Company
Director since 2000

Executive Officers

DANIEL L. FLORNESS

President and Chief Executive Officer
Employee since 1996

WILLIAM J. DRAZKOWSKI

Executive Vice President - Sales
Employee since 1995

JAMES C. JANSEN

Executive Vice President - Manufacturing
Employee since 1992

HOLDEN LEWIS

Senior Executive Vice President and Chief Financial Officer
Employee since 2016

SHERYL A. LISOWSKI

Executive Vice President - Chief Accounting Officer and Treasurer
Employee since 1994

CHARLES S. MILLER

Senior Executive Vice President - Sales
Employee since 1999

TERRY M. OWEN

Senior Executive Vice President - Sales Operations
Employee since 1999

JOHN L. SODERBERG

Senior Executive Vice President - Information Technology
Employee since 1993

JEFFERY M. WATTS

Executive Vice President - International Sales
Employee since 1996

REYNE K. WISECUP

Senior Executive Vice President - Human Resources
Employee from 1988 – Feb 2023

Corporate Information

Annual Meeting
The annual meeting of shareholders will be at 10:00 a.m., Central Daylight Time, on Saturday, April 22nd, 2023, at the Remlinger Muscle Car Museum located at 3560 Service Drive, Winona, Minnesota.

Legal Counsel
Faegre Drinker Biddle & Reath LLP
Minneapolis, Minnesota

Independent Registered Public Accounting Firm
KPMG LLP
Minneapolis, Minnesota

Home Office
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: 507-454-5374 l Fax: 507-453-8049

Form 10-K
A copy of our 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge to shareholders upon written request to Investor Relations at the address of our home office listed on this page. Copies of our latest press releases, unaudited supplemental company information, and monthly sales information are available at: https://investor.fastenal.com.

Transfer Agent
Equiniti Trust Company
Mendota Heights, Minnesota



WHERE **INDUSTRY** MEETS **INNOVATION**™

9706848 2022 Annual Report | JF 2.23 | Printed in the USA